

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-32877

Mastercard Incorporated

(Exact name of registrant as specified in its charter)

Delaware	13-4172551
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
2000 Purchase Street Purchase, NY	10577
(Address of principal executive offices)	(Zip Code)

(914) 249-2000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange of which registered
Class A Common Stock, par value $0.0001 per share	MA	New York Stock Exchange
2.1% Notes due 2027	MA27	New York Stock Exchange
1.0% Notes due 2029	MA29A	New York Stock Exchange
2.5% Notes due 2030	MA30	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Class B common stock, par value $0.0001 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's Class A common stock held by non-affiliates (using the New York Stock Exchange closing price as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter) was approximately $505.0 billion. There is currently no established public trading market for the registrant's Class B common stock. As of February 6, 2026, there were 885,216,386 shares outstanding of the registrant's Class A common stock and 6,595,925 shares outstanding of the registrant's Class B common stock.

Portions of the registrant's definitive proxy statement for the 2026 Annual Meeting of Stockholders are incorporated by reference into Part III hereof.



MASTERCARD INCORPORATED FISCAL YEAR 2025 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

PART I

6	**Item 1.**	Business
27	**Item 1A.**	Risk factors
41	**Item 1B.**	Unresolved staff comments
41	**Item 1C.**	Cybersecurity
43	**Item 2.**	Properties
43	**Item 3.**	Legal proceedings
43	**Item 4.**	Mine safety disclosures
44	**-**	Information about our executive officers

PART II

48	**Item 5.**	Market for registrant's common equity, related stockholder matters and issuer purchases of equity securities
49	**Item 6.**	Reserved
50	**Item 7.**	Management's discussion and analysis of financial condition and results of operations
64	**Item 7A.**	Quantitative and qualitative disclosures about market risk
65	**Item 8.**	Financial statements and supplementary data
113	**Item 9.**	Changes in and disagreements with accountants on accounting and financial disclosure
113	**Item 9A.**	Controls and procedures
114	**Item 9B.**	Other information
114	**Item 9C.**	Disclosure regarding foreign jurisdictions that prevent inspections

PART III

116	**Item 10.**	Directors, executive officers and corporate governance
116	**Item 11.**	Executive compensation
116	**Item 12.**	Security ownership of certain beneficial owners and management and related stockholder matters
116	**Item 13.**	Certain relationships and related transactions, and director independence
116	**Item 14.**	Principal accountant fees and services

PART IV

118	**Item 15.**	Exhibits and financial statement schedules
118	**Item 16.**	Form 10-K summary

In this Report on Form 10-K ("Report"), references to the "Company," "Mastercard," "we," "us" or "our" refer to the business conducted by Mastercard Incorporated and its consolidated subsidiaries, including our operating subsidiary, Mastercard International Incorporated, and to the Mastercard brand.

Forward-Looking Statements

This Report contains forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts may be forward-looking statements. When used in this Report, the words "believe", "expect", "could", "may", "would", "will", "trend" and similar words are intended to identify forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements that relate to the Company's future prospects, developments and business strategies.

Many factors and uncertainties relating to our operations and business environment, all of which are difficult to predict and many of which are outside of our control, influence whether any forward-looking statements can or will be achieved. Any one of those factors could cause our actual results to differ materially from those expressed or implied in writing in any forward-looking statements made by Mastercard or on its behalf, including, but not limited to, the following factors:

- regulation related to the payments industry (including regulatory, legislative and litigation activity with respect to interchange rates and surcharging)
- the impact of preferential or protective government actions
- regulation of privacy, data, AI, information security and the digital economy
- regulation that directly or indirectly applies to us based on our participation in the global payments industry (including anti-money laundering, countering the financing of terrorism, economic sanctions and anti-corruption, account-based payments systems, and issuer and acquirer practices regulation)
- the impact of changes in tax laws, as well as regulations and interpretations of such laws or challenges to our tax positions
- potential or incurred liability and limitations on business related to any litigation or litigation settlements
- the impact of competition in the global payments industry (including disintermediation and pricing pressure)
- the challenges relating to rapid technological developments and changes
- the challenges relating to operating a real-time account-based payments system and to working with new customers and end users
- the impact of information security incidents, account data breaches or service disruptions
- issues related to our relationships with our stakeholders (including loss of substantial business from significant customers, competitor relationships with our customers, consolidation amongst our customers, merchants' continued focus on acceptance costs and unique risks from our work with governments)
- the impact of global economic, political, financial and societal events and conditions, including adverse currency fluctuations and foreign exchange controls
- reputational impact, including impact related to brand perception and lack of visibility of our brands in products and services
- the impact of environmental, social and governance matters and related stakeholder reaction
- the inability to attract and retain a highly qualified workforce, or maintain our corporate culture
- issues related to acquisition integration, strategic investments and entry into new businesses
- exposure to loss or illiquidity due to our role as guarantor as well as other contractual obligations and discretionary actions we may take
- issues related to our Class A common stock and corporate governance structure

Please see "Risk Factors" in Part I, Item 1A for a complete discussion of these risk factors. We caution you that the important factors referenced above may not contain all of the factors that are important to you. Our forward-looking statements speak only as of the date of this Report or as of the date they are made, and we undertake no obligation to update our forward-looking statements.

PART I

Item 1. Business

Item 1A. Risk factors

Item 1B. Unresolved staff comments

Item 1C. Cybersecurity

Item 2. Properties

Item 3. Legal proceedings

Item 4. Mine safety disclosures

Information about our executive officers

Item 1. Business

Overview

Mastercard is a technology company in the global payments industry. We connect consumers, financial institutions, merchants, governments, digital partners, businesses and other organizations worldwide by enabling electronic payments and making those payment transactions secure, simple, smart and accessible. We make payments easier and more efficient by providing a wide range of payment solutions and services using our family of well-known and trusted brands, including our primary brand Mastercard®, as well as our Maestro® and Cirrus® brands. We operate a payments network that provides choice and flexibility for consumers, merchants and our customers. Through our unique and proprietary global payments network, we switch (authorize, clear and settle) payment transactions. We have additional payments capabilities that include automated clearing house ("ACH") transactions (both batch and real-time account-based payments). Using these capabilities, we offer consumer and commercial payment products, capture new payment flows and provide services and solutions. These services and solutions include, among others, security solutions, consumer acquisition and engagement services, business and market insights, digital and authentication, processing and gateway and other solutions, all of which draw on our principled and responsible use of secure data. Our capabilities strengthen, reinforce and complement each other and are fundamentally interdependent. For our global payments network, our franchise model sets the standards and ground-rules that balance value and risk across (and allow for interoperability among) all stakeholders. We employ a multi-layered approach to help protect the global payments ecosystem in which we operate.

For a full discussion of our business, please see page 10.

Our Performance

The following are our key financial and operational highlights for 2025, including growth rates over the prior year:

GAAP		
Net revenue	Net income	Diluted EPS
$32.8B	**$15.0B**	**$16.52**
up 16%	up 16%	up 19%
Non-GAAP [1] (currency-neutral growth rate)		
Adjusted net revenue	Adjusted net income	Adjusted diluted EPS
$32.8B	**$15.4B**	**$17.01**
up 15%	up 13%	up 15%
$14.5B in capital returned to stockholders	$11.7B Repurchased shares / $2.8B Dividends paid	**$17.6B** cash flows from operations
Gross dollar volume (growth on a local currency basis) **$10.6T** up 9%	Cross-border volume growth (on a local currency basis) **up 15%**	Switched transactions **175.5B** up 10%

[1] Non-GAAP results (including growth rates) exclude the impact of gains and losses on equity investments, Special Items and/or foreign currency. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Results Overview" in Part II, Item 7 for the reconciliation to the most direct comparable GAAP financial measures.

The following chart provides gross dollar volume ("GDV") and number of cards featuring our brands in 2025 for select programs and solutions:

| Mastercard-branded Programs [1] | GDV | | | Cards | |
| | Year Ended December 31, 2025 | | | As of December 31, 2025 | |
	(in billions)	% Increase from December 31, 2024 (Local)	% of Total GDV	(in millions)	% Increase from December 31, 2024
Consumer Credit	$ 3,878	8 %	37 %	1,083	3 %
Consumer Debit and Prepaid [2]	5,349	9 %	50 %	2,134	11 %
Commercial Credit and Debit	1,405	11 %	13 %	174	14 %

[1]   Excludes Maestro and Cirrus cards and volume generated by those cards.
[2]   Prepaid includes both consumer and commercial prepaid.

For a full discussion of our results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item II, Part 7.

Our Strategy

Our strategy centers on growing our core, diversifying our customers and geographies and building new areas for the future through a combination of organic and inorganic strategic initiatives. We are executing on this strategy through a focus on three priorities:

• consumer payments

• commercial and new payment flows

• services and other solutions

Our priorities strengthen, complement and reinforce each other and are fundamentally interdependent.

Our Strategy	Grow our core Diversify into new customers and geographies Build new areas for the future		
Our Strategic Priorities	Consumer payments	Commercial and new payment flows	Services and other solutions
Enabled by	People Technology	Brand Franchise	Data & AI Doing well by doing good

Our Strategic Priorities

Consumer payments. We focus on enabling consumer payments, providing consumers with choice and flexibility to transact across multiple payment rails (including cards, real-time payments and account-based transactions), while ensuring that all payments are secure and seamless. We do so by:

- *Capturing the significant secular opportunity* of cash displacement by increasing acceptance through advancing technology and partnering with players across the payments ecosystem, as well as by opening up closed-loop and domestic networks. We also pursue incremental volume and transactions by extending our reach across under-penetrated card verticals (such as bill pay) and real-time account-based payments

- *Driving brand preference through compelling consumer experiences* by offering relevant value propositions to consumers (including features, benefits, events and activities), providing comprehensive digital functionality (such as Digital First and One Credential), delivering enhanced security and functionality (increasing tokenization, scaling authentication and streamlining online checkout) and driving increased approval, spend and activation rates

- *Investing in the future and driving market transformation* by extending the reach of our network to enable the tokenization of credentials, identities, assets and data and the exchange of those items between counterparties (providing security, privacy and control). We also seek to achieve this transformation by modernizing our payment network (including enabling real-time card payments) to meet evolving needs

Commercial and new payment flows. We focus on capturing opportunities in commercial payments (both point-of-sale purchases and invoiced payments) and disbursements and remittances (specifically, through Mastercard Move, our collection of money movement capabilities that provides solutions for money transfers to consumers from other consumers, businesses or governments). We do so by:

- *Driving brand preference and accelerating secular shift in commercial point-of-sale purchases* by offering differentiated propositions across cards and platforms (both corporate and small business solutions, including expense management, reporting, reconciliation and data insights); expanding distribution of our point-of-sale offerings across financial institutions, new geographies, new channels and small businesses; and growing acceptance

- *Capturing commercial invoiced payments* by driving engagement across buyers and suppliers to, among other things, simplify workflows, release working capital and improve data reconciliation to reduce end-to-end costs; building on our travel offerings to expand into additional select verticals (including business-to-business ("B2B") marketplaces, trade and logistics, healthcare, consumer packaged goods and pharmaceuticals); and embedding payments into widely used platforms and workflows

- *Modernizing disbursements and remittances* by utilizing Mastercard Move to scale use cases across senders (including consumers, businesses and governments) and recipient consumers (both domestic and cross-border) and expand money movement across our global network of financial institution partners

Services and other solutions. Our services and other solutions, which are interdependent with our payment network, drive value for our customers and the broader payments ecosystem. We offer security solutions, consumer acquisition and engagement, business and market insights, digital and authentication, processing and gateway and other solutions (including ACH batch and real-time account-based payments and solutions and open finance). We do so by:

- *Differentiating our payments capabilities* by combining our wide range of services and solutions in various ways to meet the needs and priorities of our partners, which helps drive market wins and payments growth

- *Enhancing and expanding our suite of services* to better serve our existing customers, including across new buying centers and new capability areas, as well as to reach new customers

- *Scaling distribution* by using our technology platforms to enable us to switch more transactions and deliver more services per transaction, selling directly to customers through a dedicated sales force and global account teams, and embedding services with partners (such as tech platforms, system integrators, processors and other networks) to deliver those services at scale

Our priorities are fundamentally interdependent and strengthen, reinforce and complement each other.



- Our payment network helps us scale our services and solutions, and those services and solutions help us differentiate our payments solutions

- We grow in payments, which allows us to switch more transactions and bring more transaction data onto the network

- We use that data to create insightful services and solutions that can, in turn, help us win new and renewed customer deals and drive greater payments volume growth

Enabling Our Success

These priorities are supported by six enablers:

People. Our success is driven by the skills, experience, integrity and mindset of our people. We attract, develop and retain top talent to deliver on Mastercard's strategic priorities and to grow high-performing leaders. Our winning culture is guided by the "Mastercard Way", which outlines the behaviors we expect from employees to deliver for our customers and one another. We foster an environment where everyone has the opportunity to succeed, delivering positive impact for the business and for communities across the globe.

Brand. Our brands serve as a differentiator for our business, representing our values and enabling us to accelerate growth in new areas.

Data and AI. We create a range of products and services for our customers using our data and artificial intelligence ("AI") assets, technology, platforms and expertise. These products and services are designed to make commerce smarter, more secure and more personal. We follow our Data and Tech Responsibility Principles in how we design, implement and deliver those solutions. Our Privacy by Design, Data by Design and AI Governance processes are designed to ensure we embed multiple layers of privacy, data protection and information security controls in all our products and services, keeping a clear focus on protecting customers' and individuals' data and privacy, as well as making our AI more accurate and effective. In addition to our products and services, we use AI to enhance our operations and our employee productivity.

Technology. Our technology provides resiliency, scalability and flexibility in how we serve customers. It unlocks broader reach to scale digital payment services to multiple channels. Utilizing our technology standards, services and governance model, we connect financial institutions, financial technology companies (fintechs) and others, enabling interoperability and allowing consumers, businesses, governments and merchants to engage through digital channels.

Franchise. We manage an ecosystem of stakeholders who participate in our global payments network. Our franchise model creates and sustains a comprehensive series of value exchanges across our ecosystem. We provide a balanced ecosystem where all participants benefit from the availability, innovation and security of our network. Our franchise model enables the scale of our network and provides a single governance structure for its operation.

Doing Well by Doing Good. We are powering economies and empowering people, with an aim toward building a sustainable economy where everyone prospers. Our impact strategy is expressed through three pillars - People, Prosperity and Planet - and the work we do is grounded in strong governance principles. We pursue these strategic goals because it is right for our business. When we bring more people, in more places, into the digital economy we grow our customers, our partnerships and our revenue. For a thriving economy where people prosper, we need a healthy environment, which is why our efforts to preserve the planet play an important role. For more information, please reference our most recently published Impact Report located on our website.

Our Business

Our Payments Capabilities

We enable a wide variety of payments capabilities (including products, services and solutions) over our network among account holders, merchants, financial institutions, businesses, governments and others, offering our customers one partner for their payment needs.

Payment Network

Our payment network links issuers and acquirers around the globe to facilitate the switching of transactions, permitting account holders to use our products at hundreds of millions of acceptance locations and digital access points worldwide. This network facilitates an efficient and secure means for making and receiving payments, a convenient, quick and secure payment method for consumers to access their funds and a channel for the delivery of value-added data insights to our customers. We enable transactions for our customers through our payment network in more than 150 currencies and in more than 220 countries and territories.

Payment Network Transactions. Our payment network supports what is often referred to as a "four-party" payments network and includes the following participants: account holder (a person or entity who holds a card or uses another device enabled for payment), issuer (the account holder's financial institution), merchant and acquirer (the merchant's financial institution).

We do not issue cards, extend credit, determine or receive revenue from interest rates or other fees charged to account holders by issuers, nor do we establish the rates charged by acquirers in connection with merchants' acceptance of our products. In most cases, account holder relationships belong to, and are managed by, our customers.

The following graphic depicts a typical transaction on our payment network and our role in that transaction, which includes services and other solutions and payments ecosystem security:



In a typical transaction, an account holder purchases goods or services from a merchant using one of our payment products. After the transaction is authorized by the issuer, the issuer pays the acquirer an amount equal to the value of the transaction, minus the interchange fee (described below) and other applicable fees, and then posts the transaction to the account holder's account. The acquirer pays the amount of the purchase, net of a discount (referred to as the "merchant discount" rate), to the merchant.

- *Interchange Fees.* Interchange fees reflect the value merchants receive from accepting our products and play a key role in balancing the costs and benefits that consumers and merchants derive. Generally, interchange fees are collected from acquirers and paid to issuers to reimburse the issuers for a portion of the costs incurred. These costs are incurred by issuers in providing services that benefit all participants in the system, including acquirers and merchants, whose participation in the network enables increased sales to their existing and new customers, efficiencies in the delivery of existing and new products, guaranteed payments and improved customer experience. We (or, alternatively, financial institutions) establish "default interchange fees" that apply when there are no other established settlement terms in place between an issuer and an acquirer. We administer the collection and remittance of interchange fees through the settlement process.

- ***Additional Four-Party System Fees.*** The merchant discount rate is established by the acquirer to cover its costs of both participating in the four-party system and providing services to merchants. The rate takes into consideration the amount of the interchange fee which the acquirer generally pays to the issuer. Additionally, acquirers may charge merchants processing and related fees in addition to the merchant discount rate. Issuers may also charge account holders fees for the transaction, including, for example, fees for extending revolving credit.

Switched Transactions

- ***Authorization, Clearing and Settlement.*** Through our payment network, we enable the routing of a transaction to the issuer for its approval, facilitate the exchange of financial transaction information between issuer and acquirer after a successfully conducted transaction, and settle the transaction by facilitating the exchange of funds between parties via settlement banks chosen by us and our customers.

- ***Cross-Border and Domestic.*** Our payment network switches transactions throughout the world when the merchant country and country of issuance are different ("cross-border transactions"), providing account holders with the ability to use, and merchants to accept, our products and services across country borders. We also provide switched transaction services to customers where the merchant country and the country of issuance are the same ("domestic transactions"). We switch more than 70% of all transactions for Mastercard and Maestro-branded cards, including nearly all cross-border transactions.

We guarantee the settlement of many of the transactions from issuers to acquirers to help ensure the integrity of our payment network. We refer to the amount of this guarantee as our settlement exposure. We do not, however, guarantee payments to merchants by their acquirers or the availability of unspent prepaid account holder account balances.

Payment Network Architecture. Our payment network features a globally integrated structure that provides scale for our issuers, enabling them to expand into regional and global markets. It is based largely on a distributed (peer-to-peer) architecture that enables the network to adapt to the needs of each transaction. The network accomplishes this by performing intelligent routing and applying multiple services (such as fraud scoring, tokenization services, etc.) to appropriate transactions in real time. This architecture enables us to connect all parties regardless of where or how the transaction is occurring. It has 24-hour a day availability and world-class response time.

Account-Based Payments Capabilities

We offer ACH batch and real-time account-based payments capabilities, enabling payments for ACH transactions between bank accounts in real-time. Our real-time account-based payments capabilities provide consumers and businesses the ability to make instant (faster) payments while providing enhanced data and messaging capabilities. We build, implement, enhance and operate real-time clearing and settlement infrastructure, payment platforms and direct debit systems for jurisdictions globally. We operate real-time payments infrastructure in several countries around the world. We also use our real-time account-based payments capabilities to enable consumers, businesses, governments and merchants to send and receive money directly from account to account.

We discuss below under "Our Payment Products and Applications" the ways in which we apply our real-time account-based payments capabilities to capture new payment flows.

Security and Franchise

Payments Ecosystem Security. We employ a multi-layered approach to help protect the global payments ecosystem, including a robust program designed to protect our network from cyber and information security threats. Our network and platforms incorporate multiple layers of protection, providing greater resiliency and security protection. Our programs are assessed by third parties and incorporate benchmarking and other data from peer companies and consultants. We engage in many efforts to mitigate information security challenges, including maintaining an information security program, an enterprise resilience program and insurance coverage, as well as regularly testing our systems to address potential vulnerabilities. We work with experts across the organization (as well as through other sources such as public-private partnerships) to monitor and respond quickly to a range of cyber and physical threats, including threats and incidents associated with the use of services provided by third-party providers.

Our multi-layered approach also includes our work with issuers, acquirers, merchants, governments and payments industry associations to develop and put in place technical standards for secure transactions, and we provide solutions and products that are designed to help provide security for the global payments ecosystem. Our approach includes supporting small businesses by sharing best practices and providing access to free utilities and services, benefiting both them and the entire payments ecosystem. We discuss specific security solutions that we offer to our customers below under "Services and Other Solutions".

Our Franchise. We manage an ecosystem of stakeholders that participate in our global payments network, setting standards and rules for (and aiming to ensure interoperability among) all participants while balancing risk and value across all stakeholders. Our franchise model achieves this by creating and sustaining a comprehensive series of value exchanges across our ecosystem. Through our franchise model, we work to ensure a balanced ecosystem where all participants may benefit from the availability, innovation and security of our network. We achieve this goal through the following key activities:

- **Participant Onboarding.** We determine that each new customer meets the necessary prerequisites to use and contribute to our network by defining clear ecosystem roles and responsibilities for their operations

- **Operating Standards.** We define the technical, operational and financial standards that all network participants are required to uphold

- **Security.** We establish central principles, including safeguarding consumer protections and integrity, so participants feel confident to transact on the network

- **Responsible Stewardship.** We set performance standards to support ecosystem optimization and growth and use proactive monitoring designed to both ensure participant adherence to operating standards and protect the integrity of the ecosystem

- **Issue Resolution.** We operate a framework to address disputes between our network participants

Our Payment Products and Applications

 **Consumer Payments**

We provide a wide variety of products and services that support payment products that customers can offer to consumers and merchants to enable purchase transactions, cash withdrawals and cash advances. These offerings facilitate transactions across our payment network and platforms among account holders, merchants, financial institutions, digital partners, businesses, governments and other organizations in markets globally.

Consumer Credit. We offer products that enable issuers to provide consumers with credit, allowing them to defer payment. These programs are designed to meet the needs of our customers around the world and address standard, premium and affluent consumer segments.

Consumer Debit. We support a range of payment products and solutions that allow our customers to provide consumers with convenient access to funds in deposit and other accounts. Our debit and deposit access programs can be used to make purchases and to obtain cash from bank branches, at ATMs and, in some cases, at the point of sale. Our branded debit programs consist of Mastercard (including standard, premium and affluent offerings), Maestro (our PIN-based solution that operates globally) and Cirrus (our primary global cash access solution).

> **Key 2025 Developments**
>
> In 2025, we launched products aimed at driving top-of-wallet behavior by consumers (including offerings aimed at affluent consumers) such as:
>
> - The Mastercard Collection™, a comprehensive set of premium benefits
>
> - World Legend™ Mastercard, our most prestigious consumer card that is available to issuers globally
>
> - Mastercard One Credential™, which provides consumers greater control and choice of their preferred funding option across a wide range of our payments solutions

Prepaid. Prepaid accounts are a type of electronic payment that enables consumers to pay from pre-funded accounts whether or not they previously had a bank account or a credit history. These accounts can be tailored to meet specific program, customer or consumer needs, such as paying bills, sending person-to-person payments or withdrawing cash from an ATM. Our focus ranges from digital accounts (such as fintech and gig economy platforms) to business programs such as employee payroll, health savings accounts and solutions for small business owners. Our prepaid programs also offer opportunities in the private and public sectors to drive financial inclusion of previously unbanked individuals through social security payments, unemployment benefits and salary cards.

Consumer Bill Payments. Our solutions enable consumers and small businesses to pay their billers in a seamless and secure way, providing an experience that offers flexibility and benefits consumers, financial institutions and billers. Utilizing our merchant acceptance network (which includes many billers), we offer consumers the choice of paying their bills in a convenient and secure manner using credit, debit or prepaid as well as account-based payments methods. We also offer applications and services to enable bill payments for consumers, businesses and governments in select jurisdictions.

 **Commercial and New Payment Flows**

We offer platforms, products and applications that apply our payments capabilities to capture commercial and new payment flows, enabling us to serve the needs of a significant addressable market.

Commercial

We offer commercial credit, debit and prepaid payment products and solutions that meet the payment needs of large corporations, midsize companies, small businesses and government entities at the point of sale. Our point-of-sale solutions streamline procurement and payment processes, manage information and expenses (such as travel and entertainment) and reduce administrative costs. Our point-of-sale offerings include:

- Small business cards (credit, debit and prepaid) tailored to small and medium businesses

> **Key 2025 Developments**
>
> - As of the end of 2025, we had embedded our virtual card technology in more than 10 global B2B and travel and expense platforms (more than double the number of platforms in 2024), increasing the opportunity for financial institutions and businesses to integrate card payments into their existing corporate invoice payment workflows.

- Commercial travel and entertainment, procurement and fleet cards, consisting mostly of credit cards and associated platforms for corporations to manage travel and expense, procurement and fleet expenses. Our Mastercard Smart Data™ platform provides expense management and reporting capabilities.

We also offer solutions designed to enable businesses or governments to make invoiced payments to businesses with whom they have a trusted relationship for goods and services. As part of our solutions, we offer a platform to optimize supplier payment enablement campaigns for financial institutions.

Across both point-of-sale and invoiced payments, we offer a Virtual Card Number (VCN) solution, which is generated dynamically from an existing account and leverages the existing funds and/or credit limit of that funding account. Our VCN solution may include the use of Mastercard In Control™, our virtual card platform that allows buyers to pay suppliers using a one-time use card number that can be set with transaction level controls, providing configurability, flexibility and control over spending.

Disbursements and Remittances

Through our Mastercard Move platform, we enable consumers, businesses, governments and merchants to send and receive money domestically and across borders to consumers with greater speed and ease, with a payout reach of more than 17 billion endpoints globally across multiple channels, and in more than 60 originating countries and 155 receiving countries:

- We partner with digital messaging and payment platforms to enable consumers to send money directly within applications to other consumers.

- We partner with central banks, fintechs and financial institutions to more efficiently enable, as applicable, distribution of social and economic assistance and business-to-consumer ("B2C") disbursements across various use cases (such as wallet funding, cash payouts, gig worker payouts and insurance claims).

- We enable a wide range of cross-border payment flows and use cases to customers (including trade payments, remittances and disbursements). These flows are enabled via a distribution network with a single point of access that allows financial institutions, fintechs and digital partners to send and receive money globally through multiple channels, including bank accounts, mobile wallets, cards and cash payouts.

 **Benefiting and Innovating the Payments Ecosystem**

We provide functionality and technology to help our customers provide benefits and experiences for consumers, merchants, businesses and others.

- ***Delivering digital functionality and consumer experiences.*** We use our technologies and security protocols to develop solutions to make digital shopping and selling experiences, such as on smartphones and other connected devices (both online and in person), simpler, faster and more secure for consumers, businesses and merchants. We also offer products that make it easier for merchants to accept payments and expand their customer base.

  ◦ Our contactless payment solutions help deliver a simple and intuitive way to pay. Solutions such as SmartPOS and SoftPOS reduce the barrier to entry for merchants (including small businesses). Our Tap on Phone acceptance technology enables businesses of all sizes to accept payments from any contactless card or mobile wallet directly from their device, providing a turnkey and cost-effective solution without any additional hardware required. We extend our contactless payment solutions to a wide set of commerce use-cases, including instant provisioning of a card into a mobile wallet, verification of a transaction and sending money to family and friends or between businesses.

Key 2025 Developments
• We launched Mastercard Agent Pay™, a new framework designed to enable secure, scalable and trusted payments in agentic commerce. The solution enables AI-assisted and fully automated agent-based payments across Mastercard's acceptance network. The solution builds upon our existing tokenization capabilities (including Agentic Tokens) and dispute management capabilities. In 2025, we enabled all U.S.-based Mastercard cardholders to participate in this program, with a global launch scheduled for early 2026. Merchants are currently able to participate without the need for significant development or integration.
• In 2025, we continued our efforts to support stablecoin across our network by:
◦ Enabling the spending of crypto and stablecoin assets across Mastercard's acceptance network through approximately 130 crypto co-brand card programs
◦ Embedding stablecoins into our Mastercard Move platform, which allows customers to send and receive stablecoin flows seamlessly
• In 2025, approximately 40% of all Mastercard transactions are now tokenized

  ◦ Our Mastercard Digital First™ program enables our issuing customers to offer their cardholders a fully digital payment experience with an optional physical card, meeting cardholder expectations of immediacy, security and convenience during card application, authentication and instant card access, securing purchases (whether contactless, in-store, in-app or online) and managing alerts, controls and benefits.

  ◦ Our Click to Pay checkout experience is designed to provide consumers convenience and security in a digital environment, make it easier for merchants to implement secure digital payments and provide issuers with improved fraud detection and prevention capabilities. This experience enables a faster, more secure checkout experience across internet and mobile sites, mobile apps and connected devices.

- ***Enhancing security and effectiveness of transactions.*** We focus on securing transactions by replacing card numbers with secure tokens, scaling Mastercard Authentication (including enabling device-based biometrics, such as fingerprints or facial scans, through Mastercard Payment Passkey Service) and streamlining online checkout by eliminating manual entry (through Click to Pay and Secure Card on File). We aim to improve the effectiveness of those transactions by increasing the number of transactions we switch through our differentiated services, increasing approval rates by utilizing inputs from our network and lifting spend and activation rates through personalized campaigns and data-driven strategies.

- ***Creating solutions to unlock new blockchain-based business models.*** We continue to expand our capabilities to support emerging blockchain-based payment models through a controlled and risk-managed framework, applying robust due-diligence and monitoring standards for partners operating in the digital asset ecosystem. Our solutions enable consumers to use our cards to purchase digital assets and spend those balances across our acceptance network using crypto co-brand cards. Additionally, we support the settlement of stablecoins over our network.

- ***Simplifying access to, and integration of, our digital assets.*** Our Mastercard Developers platform makes it easy for customers and partners to leverage our many digital assets and services. By providing a single access point with tools and capabilities to find APIs across a broad range of Mastercard services, we enable easy integration of our services into new and existing solutions.

- ***Identifying and experimenting with future technologies, start-ups and trends.*** Through Mastercard Foundry, we continue to provide customers and partners access to thought leadership, innovation methodologies, new technologies and relevant early-stage fintech players.

Our Services and Other Solutions

We offer an expansive and diversified portfolio of services and solutions built on unique and proprietary data sets and supported by global consulting and advisory expertise. These services and solutions help to differentiate our payments products and serve the needs of sizeable addressable markets beyond payments.

 **Security Solutions**

We offer products and services designed to safeguard the payments and digital ecosystem from fraud and cyber-attacks and to enhance security for payments across card and non-card rails. Our security solutions suite provides organizations with the ability to adapt to the dynamic and multifaceted nature of threats while maintaining continuity and confidence in their operations. This includes:

- **Prevention** solutions designed to help customers establish and strengthen measures that keep systems, applications and data secure from potential security risks. We continue to grow global usage of EMV chip and contactless security technology, helping to reduce fraud. We also utilize our technology to evaluate and continuously monitor the cybersecurity posture of organizations worldwide, offering insights into potential vulnerabilities and risks.

- **Identification** solutions designed to help banks and merchants verify identities and authenticate consumers during digital interactions like account openings, account access and money movements using identity data and identity signals, device intelligence, biometric technologies and behavioral user data assessments.

Key 2025 Developments
• In 2025, we launched Mastercard Threat Intelligence, which combines Mastercard's payment expertise and global network visibility with Recorded Future's leading cyber threat intelligence capabilities in order to prevent payment fraud by proactively detecting cyberattacks. This new service complements our existing cybersecurity intelligence, fraud scoring and defense functionalities.
• In 2025, we launched Mastercard Commerce Media™, a new digital media network aimed at making advertising more personalized, relevant and effective. Mastercard Commerce Media helps advertisers provide tailored offers to the right consumer at the right time by using our proprietary spend insights as well as measuring the effectiveness of the advertisements.
• In 2025, we announced Mastercard Account-to-Account Protect, a new solution designed to combine our fraud prevention technology with a new dispute resolution framework in order to safeguard consumers when making account-to-account payments.
• In 2025, we launched Merchant Cloud, a unified platform designed to offer a single point of entry to cutting-edge payment services (including payment gateways, security solutions and data) to simplify and support commerce growth in the global acceptance ecosystem and deliver exceptional experiences for end users.

- **Detection** solutions designed to both spot and take action to stop fraudulent behavior and cyber-attacks. Our offerings include fraud scoring technology that scans billions of data points across millions of transactions each day while increasing approvals and reducing false declines, alerts when accounts are exposed to data breaches or security incidents, and network-level monitoring on a global scale to help detect the occurrence of widespread fraud attacks when a customer may be unable to detect or defend against them.

- **Remediation** solutions designed to facilitate the flow of information to ensure consumers have transparency of their transaction data, as well as solutions designed to communicate and remediate disputes related to either fraud or failures in delivery of services to consumers.

- **Business continuity** solutions designed to enable uninterrupted commerce, fostering trust and reliability for both merchants and consumers. These solutions include Mastercard's Stand-In processing, which is designed to ensure transaction continuity when a card issuer's systems are unavailable. This solution provides a backup mechanism to authorize transactions on behalf of the issuer based on predefined rules and risk parameters.

To deliver effective security solutions, we harness our proprietary data assets, combined with our AI, data analytics and cyber risk assessment capabilities.

At the core of our security solutions suite is a focus on delivering an exceptional payments experience. Our solutions are designed to ensure that approvals of legitimate transactions are boosted and transactions flow more smoothly. Our solutions are also designed so that the consumer bears no responsibility (or "zero liability") for counterfeit or lost card losses in the event of fraud, increasing consumer confidence. In addition, our solutions further enhance the consumer experience by providing effective dispute resolution, subscription controls and transparency through digital receipts.

 **Consumer Acquisition and Engagement Services**

We offer solutions that drive customer acquisition, increase activation, deepen engagement and build loyalty, including:

- *Marketing services,* which drive business growth and profitability through end-to-end, data- and technology-driven marketing. We advance our customers' growth by helping them to acquire new customers, as well as increase engagement with existing customers, through a curated set of direct marketing solutions and strategies. We focus on business outcomes and combine our proprietary data and insights with our marketing expertise to create innovative solutions that span the entire customer lifecycle, from brand design and product adoption to customer retention and portfolio optimization. Our end-to-end approach is built on collaboration with our customers and partners to constantly optimize marketing performance and deliver results.

- *Personalization* **services**, which leverage AI to help businesses provide personalized digital experiences for their customers. Our personalization platform and decision engine delivers product recommendations, offers and content to consumers across digital channels.

- *Issuer and merchant loyalty* **services**, which blend strategy, services, data and technology to deliver loyalty solutions designed to drive consumer engagement with measurable results for our customers. We enable a loyalty ecosystem (deeply integrated within our global payments network) that benefits merchants, financial institutions and consumers via personalized offers, rewards and redemptions, empowering our customers to create experiences unique to their brand and consumers and achieve long-lasting loyalty.

 **Business and Market Insights**

We offer solutions that provide data insights, analytics and advisory services, all of which are designed to help our customers operate with agility, optimize performance and profitability, and innovate for future growth. Offerings within this area include:

- *Business and operational intelligence* solutions consisting of real-time business insights, industry research, economic intelligence and expert-driven recommendations designed to support informed decision-making, monitor performance and respond to macro trends.

- *Advanced analytics and AI* solutions consisting of proprietary and privacy-first data solutions, AI models and analytics software designed to power strategy optimization, business experimentation and transformation, as well as risk management to address complex business challenges and unlock new value.

- *Consulting and agentic solutions* consisting of strategic advisory, rapid prototyping, technical implementation and hands-on support across the payments ecosystem (including agentic solutions), designed to accelerate transformation and scale innovation through global expertise and localized execution.

- *Payments and portfolio optimization* solutions consisting of expertise and technology designed to enhance payment processes, customer engagement and portfolio performance through targeted strategies and data-driven recommendations.

 **Digital and Authentication**

We offer global digital enablement and authentication capabilities that operate across all digital channels including in-store environments, e-commerce platforms and agentic interfaces. These capabilities include:

- *Digital enablement and checkout services* that allow issuers, acquirers, merchants, digital wallets and channel partners (such as payment service providers, gateways, payment facilitators, independent software vendors and payment orchestrators) to provision, access and use tokenized payment credentials that help make commerce more seamless and more secure

- *Authentication services* that help customers grow digital commerce by enabling the verification of cardholder accounts and transactions for issuers and merchants. These services combine sophisticated risk signals, biometrics and other authentication technologies to help reduce fraud, increase approval rates and build trust at scale, while also supporting applicable regulatory and industry standards

 **Processing and Gateway**

We extend our processing capabilities in the payments value chain in various regions with an expanded suite of offerings, including:

- Issuer solutions designed to provide customers with a complete processing solution to help them create differentiated products and services and allow quick deployment of payments portfolios across banking channels.

- Payment gateways that offer a single interface to enable e-commerce merchants to process secure online and in-app payments and offer other solutions, including outsourced electronic payments, fraud prevention and alternative payment options.

 **Other Solutions**

We provide several additional solutions to help differentiate our payments products. These other solutions include ACH batch and real-time account-based payments and solutions, bill payments, cross-border services and open finance.

We discuss ACH batch and real-time account-based payments and solutions, bill payments and cross-border services in more detail in "Our Payment Products and Applications".

Our open finance platform enables data providers and third parties, on a permissioned basis, to reliably access, securely transmit and confidently manage consumer and small business data to improve the customer experience. Our platform enables individuals to have choice of financial services, providing them the ability to access, control and benefit from the use of their data. This choice provides individuals with an improved digital experience. Our platform also serves the needs of the lending market, including through streamlining loan application processes and improving credit decisioning, thereby driving further financial inclusion. The network connections that underpin this platform utilize API technology and our Data and Tech Responsibility Principles (including data usage guardrails, consumer protection and consent management). Our advanced open finance data enrichment and insights solutions include account opening (providing seamless onboarding through our open finance APIs), lending (focusing on empowering confident lending decisions and hassle-free experiences), payments (centered on enabling secure and cost-effective account-to-account payments with valuable transaction insights) and small business solutions (providing real-time data and financial insights to drive informed decision-making).

Our People

As of December 31, 2025, we employed approximately 39,800 persons globally, of which approximately 70% were employed outside of the U.S. in more than 90 countries. Our employee base is predominantly full-time. To supplement our employee base, we also had approximately 6,000 contingent workers in order to meet specific needs. Our voluntary workforce turnover (rolling 12-month attrition) was approximately 6% as of December 31, 2025. The total cost of our workforce for the year ended December 31, 2025 was $7.3 billion, which primarily consists of compensation, benefits and other personnel-related costs.

Management reviews our people strategy and culture, as well as related risks, with our Human Resources and Compensation Committee on a quarterly basis, and annually with our Board of Directors. Additionally, our Board and Board committees are tasked with overseeing other human capital management matters on a regular basis, such as ensuring processes are in place for maintaining an ethical corporate culture; overseeing key initiatives, policies and practices focused on providing everyone the opportunity to succeed; and monitoring governance trends in areas such as human rights.

To enable our business strategy effectively, our aim is to:

- attract and retain talent with the key skills and capabilities needed to achieve short-term and long-term goals

- develop an agile workforce to collaborate and compete in a fast-paced, innovative environment

- build and sustain an inclusive and high-performing culture

Attract talent.

- We continuously recruit talent by leveraging the strength of our brand and utilizing a variety of sources, channels and initiatives in order to support our growth across sectors, markets and emerging industries

- Our acquisition activity has also provided a strong source of talent with differentiated skills

Develop and retain talent. We develop and retain our employees, with a focus on staying competitive and being responsive to changing market dynamics. We also continue to build and promote the behaviors that underpin our culture. Our programs and practices include:

- An annual cycle that focuses on objective setting, performance assessment aligned with the Mastercard Way behaviors, skills development and career progression opportunities

- Succession planning for key roles as well as leadership development programming across various career levels, including personalized coaching

- Learning resources and courses for all employees

> **The Mastercard Way**
>
> The Mastercard Way is the statement of our culture. It consists of three principles:
>
> - Create value
> - Grow together
> - Move fast
>
> These principles address where we are going as an organization, how we work together and how we deliver for our customers and each other.

- A competitive compensation approach (subject to periodic reviews) under which eligible employees across multiple job levels can receive long-term incentive equity awards

- Contributions to employees' financial well-being as they plan for retirement through our "Investing in You" initiative, which sets a global minimum standard of 10% of base pay toward retirement

- Continued expansion and prioritization of well-being offerings for employees, focused on supporting their minds, bodies and financial and social well-being, as well as embracing flexibility

- Flexibility policies and programs to support employees, including a four-week "work from elsewhere" policy, meeting-free days and a hybrid work approach with an average of at least three days in the office per week

- Supporting employees in giving back to their communities, including providing matching gifts for charitable donations that they make, donating to eligible charities of their choice for every applicable hour that they volunteer, and providing five paid days per year for full-time employees to engage in eligible volunteer work

- Experience surveys that we periodically run to assess our overall employee engagement areas (with occasional focus on more targeted topics) and prioritize how we address emerging opportunity areas

- A culture of high ethical business practices and compliance standards, grounded in honesty, decency, trust and personal accountability. It is driven by "tone at the top," reinforced with regular training, fostered in a speak-up environment, and measured by our periodic employee surveys and other metrics that enable our Board to maintain a pulse on areas of strength and opportunities for improvement

Environment. We strive to create an environment where everyone feels valued and empowered to do their best work. This helps build a healthy culture, attract talent and drive long-term value for stockholders. We are continuously evolving our approach, guided by the following priorities:

- We customize our global community and belonging strategy by region. This customized strategy, implemented and executed by local leadership, is designed to ensure we reflect the viewpoints of appropriate stakeholders and consider cultural nuances as part of our work toward providing everyone the opportunity to succeed

- We remain dedicated to practices designed to ensure there is equal pay for equal work. We have established a framework for examining pay practices annually, supported by third-party analysis and benchmarked to the external market. We assess compensation decisions for potential pay disparities

Brand



Our brand plays an important role in building preference for our products and services, from the primary Mastercard brand to Maestro and Cirrus. We manage our brands across all aspects of our strategic priorities – consumer payments, commercial and new payment flows, and services and other solutions – to reinforce the connectivity and value of our offerings across our broad customer base. We bring our brand to life through a range of activities, including advertising, promotions and sponsorships, customer events, digital marketing, mobile marketing and social media initiatives. Over the course of nearly 30 years, "Priceless®" has evolved from an advertising campaign in more than 120 countries worldwide to a broader platform that reinforces special memories, passions and experiences in people's personal and business lives. In all of its forms, the brand delivers a consistent, recognizable message that supports and promotes the benefits, acceptance and usage of our products and services around the globe.

> **Key 2025 Developments**
>
> - In 2025, Mastercard announced it would become the official naming partner of the McLaren Formula 1 Team, starting with the 2026 season.

Data and AI

We create a range of products and services for our customers that use our data and AI assets, technology, platforms and expertise. These products and services are designed to make commerce smarter, more secure and more personal. Our data comes from an increasing variety of sources, such as transaction data (including from gateway, card and real-time payments), open finance, digital identities, buyer/supplier payment preferences, device attributes, digital threat assessments, rewards redemptions and unstructured data (such as our manuals and publications). This data also helps power our operations to drive efficiency and clarity in solutions for our employees and customers. We continually invest in data cleansing, structuring and modeling and robust governance to help make this data accurate and available for use in AI to be deployed at scale. We utilize our data using traditional analytical methodologies and an ever-increasing range of AI, including machine learning, natural-language processing, neural networks and generative AI. We aim to help power economies and empower people through AI-driven initiatives that enhance security, data insights, personalization and efficiency.

We do all this while following our Data and Tech Responsibility Principles in how we design, implement and deliver those solutions. Our Privacy by Design, Data by Design and AI Governance processes are designed to ensure we embed multiple layers of privacy, data protection and information security controls in all our products and services, keeping a clear focus on protecting customers' and individuals' data. We seek to do this in a number of ways:

- *Implementing accountability.* We practice robust data and AI governance aimed at ensuring that we have appropriate controls and oversight over the use of our data and technology

- *Practicing data minimization.* We practice collecting and retaining only the personal information that is needed for a given product or service, and limiting the amount and type of personal information shared with third parties

- *Being transparent and providing control.* We explain how we use personal information and AI and give individuals access and control over how their data is used and shared

- *Working with trusted partners.* Our processes are designed to ensure we select partners and service providers who implement high standards similar to ours for protecting data and using AI

- *Addressing fairness in our data and AI.* We are implementing governance and processes to help test and mitigate for bias when we use advanced analytics, including AI and machine learning, to create fair and inclusive solutions that reflect individual, group and societal interests

- *Fostering inclusion and advancing positive social impact.* Where possible, we utilize our data sets and analytics capabilities to create innovative solutions to societal challenges, benefit society and promote inclusive financial, social, climate, health and education growth

Technology

We utilize our technology to help grow our core, diversify into new customers and geographies and build new areas for the future, while also enhancing our operational strength and enabling our employees to deliver effectively for our customers. Our technology enables the scale of our network and accelerates our growth in payments, data and services, across the following key areas:

Creating value for customers around the world:

- Standardizing and simplifying how we connect with customers, starting at the edge of our network, to provide them with the tools to manage and expand their Mastercard relationship

- Deploying our cloud-native technology infrastructure to adapt to evolving market conditions and further enhance speed, resiliency and scalability

Enabling our full range of products and services:

- Enhancing payment rails and expanding them across payments and services, including providing seamless customer adoption across new services and solutions

- Further evolving our data infrastructure and utilizing AI to unlock incremental value and differentiated offerings, and ensure ongoing compliance with evolving data laws and regulations

Empowering our employees:

- Improving the speed in which we deliver for our customers through a combination of AI-enabled tools and customer-centric practices

- Attracting, developing and retaining top technology talent, as well as strengthening our employees' technology acumen

How We Help Consumers, Businesses and Governments

Through our unique set of products and services, as well as the power of our technology, innovation and network, we work with our customers to provide benefits to consumers, businesses and governments around the globe.

We benefit consumers by:

- making electronic payments more convenient, secure and efficient

- delivering better, seamless consumer experiences

- providing consumers choice, empowering them to make and receive payments in the ways that best meet their daily needs

- protecting consumers and all other participants in a transaction, as well as consumer data

- enabling loyalty rewards and benefits

We benefit businesses by:

- enabling our merchant partners to accept secure and reliable payments for both in-store and online purchases, as well as helping to protect them from fraud before it occurs

- delivering technology that helps to support digital identity and verification of participants in a transaction, especially when a pre-existing relationship does not exist

- providing them access to data analytics platforms and actionable insights to help them better understand their business as well as their co-brand portfolio performance (as applicable)

- helping small businesses obtain the digital, security and financial tools necessary to help enable future growth

- supporting community financial institutions (including local banks, minority depository institutions and credit unions) to make it easier for small and underserved businesses to get the funding they need

- offering free and effective cyber tools to help small businesses take immediate action to reduce the risk of cyberattacks

- connecting small businesses (via local and national partnerships) with expert organizations to help them develop new skills and grow their capabilities

We benefit governments by:

- offering technologies to help drive efficiencies and deliver more inclusive and sustainable economic development

- supporting their efforts to disburse public funds seamlessly, digitize revenue collections and simplify procurement at a lower cost

- providing aggregated and anonymized data insights to help assess and tailor their policies

- enabling their efforts to digitize and modernize their public infrastructure while reducing costs, delivering more seamless services and improving citizen satisfaction

- empowering them to deliver effective emergency response in times of need (as well as drive financial inclusion) through combined welfare and disbursement programs

- offering cybersecurity solutions that help them safeguard their platforms, digital transactions and ecosystem against fraudulent activity

Revenue Sources

Mastercard is a payments network service provider that generates revenue from a wide range of payments solutions we provide to our customers. We classify our net revenues, which include the impact of rebates and incentives, from contracts with customers into two categories: (i) payment network and (ii) value-added services and solutions.

Within our payment network, revenue is primarily generated from charging fees to our customers based on GDV (which includes both domestic and cross-border volume) on the cards that carry our brands and for providing switching and other network-related services.

Within our value-added services and solutions, we generate revenue primarily related to the following:

- Security solutions

- Consumer acquisition and engagement services

- Business and market insights

- Digital and authentication solutions

- Processing and gateway

- Other solutions (including ACH batch and real-time account-based payments and solutions, bill payments, cross-border services and open finance)

See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Revenue" in Part II, Item 7 and Note 3 (Revenue) to the consolidated financial statements included in Part II, Item 8 for more detail about our revenue.

Intellectual Property

We own a number of valuable trademarks that are essential to our business, including Mastercard, Maestro and Cirrus, through one or more affiliates. We also own numerous other trademarks covering various brands, programs and services offered by us to support our payment programs. Trademark and service mark registrations are generally valid indefinitely as long as they are used and/or properly maintained. Through license agreements with our customers, we authorize the use of our trademarks on a royalty-free basis in connection with our customers' issuing and merchant acquiring businesses. In addition, we own a number of patents and patent applications relating to payment solutions, transaction processing, smart cards, contactless, mobile, biometrics, AI, security systems, blockchain and other technologies, which are important to our business operations. These patents expire at varying times depending on the jurisdiction and filing date.

Competition

We face a number of competitors both within and outside of the global payments industry. We compete in all categories of payments (including paper-based payments and all forms of electronic payments) as well as in all categories in which we provide services and solutions:

- *General Purpose Payments Networks.* We compete worldwide with payments networks such as Visa, American Express, JCB, China UnionPay and Discover, among others. These competitors tend to offer a range of card-based payment products. Some competitors have more market share than we do in certain jurisdictions. Some also have different business models that may provide an advantage in pricing, technology, regulatory compliance burdens or otherwise. Globally, financial institutions may issue both Mastercard-branded and competitor payment products, and we compete for business on the basis of individual portfolios or programs. In addition, a number of our customers issue American Express-, China UnionPay- and/or Discover-branded payment cards in a manner consistent with a four-party system. We continue to face intense competitive pressure on the prices we charge our issuers and acquirers, and we seek to enter into business agreements with them through which we offer incentives and other support to issue and promote our payment products.

- *Debit and Local Networks.* We compete with ATM and point-of-sale debit networks. In various countries, local debit brands serve as the main domestic brands, while our brands are used mostly to enable cross-border transactions (typically representing a small portion of overall transaction volume). In addition, several governments are promoting, or considering promoting, local networks for domestic switching. See "Risk Factors" in Part I, Item 1A for a more detailed discussion of the risks related to payments system regulation and government actions that may prevent us from competing effectively.

- *Real-time Account-based Payments Systems.* We face competition in the ACH and real-time account-based payments space from providers of infrastructure, applications and services. As these real-time account-based propositions mature, we face a possible increase in competition for our existing domestic person-to-merchant ("P2M") and person-to-person ("P2P") transaction market share. Similarly, as interlinking of these infrastructures is further explored, they could disrupt our existing cross-border P2M and P2P market share. Also, several industry initiatives are experimenting with the concept of account-based global schemes, which could lead to a disruption of the clearing and settlement options utilized in various currencies.

- *Digital Wallets and other Fintechs.* As the global payments industry becomes more complex, we face increasing competition from fintechs and other emerging payments providers, both for customers and data. Many of these providers have developed payments systems focused on online activity in e-commerce and mobile channels (in some cases, expanding to other channels), and may process payments using in-house account transfers, real-time account-based payments networks or global or local networks, in addition to card. Examples include digital wallet providers, point-of-sale financing/buy-now-pay-later providers, mobile operator services, mobile phone-based money transfer and microfinancing services, device manufacturers, B2B accounts payable and accounts receivable providers.

- *Digital Public Infrastructure and Other Government-Backed Solutions.* Governments have been focused on creating and expanding local digital payments structures. Increasingly, these structures include digital public infrastructure (DPI), which is owned by governments and often supported by third parties, and aim to provide payments services as a public good. Government- and central bank-backed structures (such as the Brazilian Instant Payment System-PIX, FedNow in the U.S. and United Payments Interface (UPI) in India), are increasingly being considered as alternatives to traditional domestic payment solutions and schemes such as ours. In addition to local and regional networks, national governments continue to explore the use of central bank digital currencies ("CBDCs"), which may be launched with their own networks to transfer money between participants.

- *Digital Currencies.* Stablecoins and cryptocurrencies may become more popular as they potentially become more regulated around the globe (through laws such as the GENIUS Act, which in 2025 became the first major crypto legislation in the U.S.) and are increasingly perceived to provide immediacy, 24/7 accessibility, immutability and efficiency. Some players, including payment service providers and payment facilitators, have started to enable merchant acceptance of such currencies in P2M, while some banks have started experimenting with blockchain B2B payments. Digital currencies and emerging players (such as crypto natives) have the ability to disrupt traditional financial markets. The increased prominence of digital currencies creates an opportunity for us, but could also compete with our products and services.

- *Services and Solutions Providers.* We face competition from companies that provide alternatives to our services and solutions. These companies include information services and consulting firms that provide consulting services and insights to financial institutions, merchants and governments, technology companies that provide cyber and fraud solutions (including AI-based solutions), and companies that compete against us as providers of loyalty and program management solutions. We also face competition from companies that provide alternatives to our other solutions, including open finance. Regulatory initiatives could also lead to increased competition in this space.

We play a valuable role as a trusted intermediary in a complex system, creating value for individual stakeholders and the payments ecosystem overall. Our competitive advantages include:

	Global network	Highly adaptable and world class global payments network that can reach a variety of parties to enable payments anywhere
	Franchise model	Establishing rules, standards and bearing of financial risk (including our settlement guarantee backed by our strong credit standing) that allows for interoperability among all participants
	Multi-rail	Multiple payments capabilities based on our innovation and technology that enable choice
	Brand	Globally recognized and trusted brands
	Data and AI	Products and services utilizing our data and AI assets, technology, platforms and expertise that incorporate our Data and Tech Responsibility Principles and reflect our Privacy by Design, Data by Design and AI Governance processes
	Talent and culture	World class talent and culture guided by the Mastercard Way, with a focus on providing an environment where everyone has the opportunity to succeed
	Technology	Leading-edge technology that advances the quality, speed and diversity of our offerings and solutions
	Local presence and government engagement	Ability to serve a broad array of participants in global payments due to our expanded on-soil presence in individual markets and a heightened focus on working with governments

Collectively, the capabilities that we have created organically, and those that we have obtained through acquisitions, support and build upon each other to enhance the total proposition we offer our customers. They enable us to partner with many participants in the broader payments ecosystem and provide choice, security and services to improve the value we provide to our customers.

Government Regulation

As a technology company in the global payments industry, we are subject to government regulation that impacts key aspects of our business. In particular, we are subject to the laws and regulations that affect the payments industry in the many countries in which our products and services are used. We are committed to complying with all applicable laws and regulations and implementing policies, procedures and programs designed to promote compliance. We monitor and coordinate globally while acting locally and establish relationships to assess and manage the effects of regulation on us. See "Risk Factors" in Part I, Item 1A for more detail and examples of the regulation to which we are subject.

Payments Oversight and Regulation. Central banks and other regulators around the world either have established, or are seeking to establish, formal oversight over participants in the payments industry, as well as authority to regulate payments systems in their countries. Such authority has resulted in certain of these entities regulating Mastercard as financial market infrastructure, as well as establishing oversight related to various aspects of our business (including areas such as consumer protections and cybersecurity). In the European Union (the "EU"), Mastercard has been designated as a systemically important payment system (SIPS) and is subject to systemic importance regulation, which includes various requirements we must meet, including obligations related to governance and risk management. In the U.K., the Bank of England designated Vocalink™, our real-time account-based payments network platform, as a "specified service provider", and Mastercard as a "recognized payment system", which includes supervisions and examination requirements. We have also been designated by certain jurisdictions as "critical infrastructure", which includes cyber and physical security resilience requirements and related reporting obligations. In addition, EU legislation requires us to separate our scheme activities (brand, products, franchise and licensing) from our switching activities and other processing in terms of how we go to market, make decisions and organize our structure. Examples of other markets where Mastercard is formally overseen include Australia, Brazil, India, Mexico, South Africa and Canada. Additionally, certain of our subsidiaries are also regulated as payments institutions and payment service providers, including as money transmitters. This regulation subjects us to licensing obligations, regulatory supervision and examinations, as well as various business conduct and risk management requirements.

Interchange Fees. Interchange fees that support the function and value of four-party payments systems like ours are subject to regulation in some jurisdictions. Examples include statutes in the U.S. that cap debit interchange for certain regulated activities, proposed legislation in the U.S. to extend routing mandates to credit and the EU regulation capping consumer credit and debit interchange fees. Interchange fees are also periodically subject to litigation. For more detail, see "Risk Factors - Other Regulation" in Part I, Item 1A and Note 19 (Legal and Regulatory Proceedings) to the consolidated financial statements included in Part II, Item 8.

Key 2025 Developments

- In July 2025, the EU introduced its revised systemic importance regulation, covering companies such as ours that have been designated as systemically important. The revision introduces a framework for cyber resilience and detailed rules for managing outsourcing risks. It also amended the definition of a SIPS operator in such a way as to extend to more companies in the payments ecosystem.

- In November 2025, the Central Bank of Brazil established a new regulation for all Payment Scheme Operators (PSOs) in Brazil (including Mastercard and Visa), enhancing governance, risk management and transparency standards across the payments ecosystem. The new regulation reinforces the PSOs' accountability for the financial and settlement integrity of payments to merchants (including in cases of default, operational failure or insolvency of any of their scheme participants) and, in particular, requires payment networks to extend their settlement guarantees to previously non-guaranteed transactions (such as merchant installment transactions). Although the regulation has already been enacted, its full implementation remains subject to the development and formal submission by PSOs of their corresponding governance and risk management frameworks, as well as to the Central Bank's review and approval of these frameworks. The conclusion of this process is expected to occur by November 2026.

- In August and September of 2025, two separate Federal district courts issued conflicting decisions regarding the validity of the interchange cap set by the Federal Reserve in Regulation II (related to the Durbin Amendment to the Dodd-Frank Wall Street Reform and Consumer Protection Act). One court vacated the interchange cap while the other upheld it. The interchange cap remains in effect while the litigation continues.

- The New Zealand Commerce Commission approved the implementation of caps on cross-border interchange for most types of card transactions, effective May 2026.

Preferential or Protective Government Actions. Some governments have taken action to provide resources, preferential treatment or other protection to selected domestic payments and processing providers, as well as to create their own national providers. For example, governments in some countries (such as South Africa) mandate switching of domestic payments either entirely in that country or by only domestic companies. Some jurisdictions are currently considering adopting or have adopted data localization requirements, which mandate the collection, storage, and/or other processing of data within their borders. This is the case, for instance, in India, China and Saudi Arabia. Various forms of data localization requirements or data transfer restrictions are also under consideration in other countries and jurisdictions, including the EU.

Anti-Money Laundering, Countering the Financing of Terrorism, Economic Sanctions and Anti-Corruption. We are subject to anti-money laundering ("AML") and countering the financing of terrorism ("CFT") laws and regulations globally, including the U.S. Bank Secrecy Act and the USA PATRIOT Act, as well as the various economic sanctions programs, including those imposed and administered by the U.S. Office of Foreign Assets Control ("OFAC") and the European Union. We have implemented a comprehensive AML/CFT program, comprised of policies, procedures and internal controls, including the designation of a compliance officer, which is designed to prevent our payment network from being used to facilitate money laundering and other illicit activity and to address these legal and regulatory requirements and assist in managing money laundering and terrorist financing risks. The economic sanctions programs administered by OFAC restrict financial transactions and other dealings with certain countries and geographies (specifically Crimea, the Donetsk People's Republic and Luhansk People's Republic regions of Ukraine, Cuba, Iran and North Korea) and with persons and entities included in OFAC sanctions lists including its list of Specially Designated Nationals and Blocked Persons (the "SDN List"). We take measures to prevent transactions that do not comply with OFAC and other applicable sanctions, including establishing a risk-based compliance program that has policies, procedures and controls designed to prevent us from having unlawful business dealings with prohibited countries, regions, individuals or entities. As part of this program, we obligate issuers and acquirers to comply with their local sanctions obligations and U.S. and EU sanctions programs. In the U.S., these obligations include requiring the screening of account holders and merchants against OFAC sanctions lists (including the SDN List). Iran and Syria have been identified by the U.S. State Department as terrorist-sponsoring states. We do not maintain operations, assets or licensed customers in Iran. While we currently have no operations in Syria, we are evaluating market entry in strict accordance with applicable laws and restrictions. We are also subject to anti-corruption laws and regulations globally, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, which, among other things, generally prohibit giving or offering payments or anything of value for the purpose of improperly influencing a business decision or to gain an unfair business advantage. We have implemented policies, procedures and internal controls to proactively manage corruption risk.

Issuer and Acquirer Practices Legislation and Regulation. Our issuers and acquirers are subject to numerous regulations and investigations applicable to banks, financial institutions and other licensed entities, which can indirectly impact us. Additionally, regulations such as the EU's Payment Services Directive in the EEA require financial institutions to provide third-party payment processors access to consumer payment accounts, enabling them to route transactions away from Mastercard products and provide payment initiation and account information services directly to consumers who use our products.

Regulation of Internet and High-Risk Merchant Categories. Various jurisdictions have enacted regulation related to internet transactions (such as laws surrounding gambling, including fantasy sports), which impacts both us and our customers. We are also impacted by evolving laws surrounding certain legally permissible but high-risk merchant categories, such as adult content, firearms, alcohol and tobacco.

Privacy, Data, AI and Information Security. Aspects of our operations or business are subject to increasingly complex, fragmented, overlapping and/or divergent privacy, data, AI and information security laws and regulations in the U.S., the EU and elsewhere around the world. For example, in the U.S., we and our customers are respectively subject to, among other laws and regulations, Federal Trade Commission and federal banking agency information safeguarding requirements under the Gramm-Leach-Bliley Act (GLBA) that require, among other things, the maintenance of a written, comprehensive information security program and, increasingly, a number of state data and privacy laws. We and our customers may also be subject (where applicable) to evolving U.S. federal and/or state AI and data laws and regulations, including those related to national security. With respect to information security, we are subject to new and evolving cyber notification regimes, including data protection authorities, cyber authorities and law-enforcement. We are also subject to public disclosure requirements related to cyber incidents, such as the U.S. Securities and Exchange Commission (the SEC) disclosure rules that require, among other things, disclosing material cybersecurity incidents in a Current Report on Form 8-K, generally within four business days of determining an incident is material. In the EU, we are subject to the General Data Protection Regulation (the GDPR) and its equivalent in the U.K., which requires, among other things, a comprehensive privacy, data protection and information security program to protect the personal and sensitive data of EEA residents. Several regulators and policymakers around the globe use the GDPR as a reference to adopt new or updated privacy, data and information security laws and regulations, although divergences have occurred. Laws and regulations in this area are constantly evolving due to several factors, including increasing data collection and data flows, numerous data breaches and security incidents, more sensitive data categories, and emerging technologies such as AI (which is now subject to regulation in the EU as well as other places). In addition, the interpretation and application of these privacy, data, AI and information security laws and regulations are often uncertain and in a state of flux, thus requiring constant monitoring and governance.

Additional Regulatory Developments. Various regulatory agencies around the world continue to examine a wide variety of issues that could impact us, including evolving laws and guidance surrounding buy-now-pay-later, open finance, credit reporting, digital currencies (including stablecoins), marijuana, prepaid payroll cards, identity theft, account management guidelines, disclosure rules, marketing and operational resilience. Additionally, various jurisdictions have adopted or are increasingly considering adopting laws, regulations and oversight expectations requiring disclosure on environmental, social and governance matters. The focus of such efforts includes climate-related matters, as well as social matters, such as human rights, the treatment of employees and other workforce-related matters.

Additional Information

Mastercard Incorporated was incorporated as a Delaware corporation in May 2001. We conduct our business principally through our principal operating subsidiary, Mastercard International Incorporated, a Delaware non-stock (or membership) corporation that was formed in November 1966. For more information about our capital structure, including our Class A common stock (our voting stock) and Class B common stock (our non-voting stock), see Note 14 (Stockholders' Equity) to the consolidated financial statements included in Part II, Item 8.

Website and SEC Reports

Our internet address is www.mastercard.com. From time to time, we may use our corporate website as a channel of distribution of material company information. Financial and other material information is routinely posted and accessible on the investor relations section of our corporate website. You can also visit "Investor Alerts" in the investor relations section to enroll your email address to automatically receive email alerts and other information about Mastercard.

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are available for review, without charge, on the investor relations section of our corporate website as soon as reasonably practicable after they are filed with, or furnished to, the SEC. The information contained on our corporate website, including, but not limited to, our Impact Report and our U.S. Consolidated EEO-1 Report, is not incorporated by reference into this Report. Our filings are also available electronically from the SEC at www.sec.gov.

Item 1A. Risk factors

RISK HIGHLIGHTS		

Legal and Regulatory	Business and Operations	
Payments Industry Regulation	Competition and Technology	Brand, Reputational Impact and Environmental, Social and Governance
Preferential or Protective Government Actions	Information Security and Operational Resilience	Talent and Culture
Privacy, Data, AI and Information Security	Stakeholder Relationships	Acquisitions and Strategic Investments
Other Regulation	Global Economic and Political Environment	Settlement and Third-Party Obligations
Litigation	Class A Common Stock and Governance Structure	

Legal and Regulatory

Payments Industry Regulation

Global regulatory and legislative activity related to the payments industry may have a material adverse impact on our overall business and results of operations.

Central banks and similar regulatory bodies have increasingly established or further expanded their authority over certain aspects of payments systems such as ours, including obligations or restrictions with respect to the types of products and services that we may offer, the countries in which our products and services may be used, the way we structure and operate our business and the types of consumers and merchants who can obtain or accept our products or services. Similarly, jurisdictions that regulate a particular product may consider extending their jurisdiction to other products. For example, debit regulations could lead to regulation of credit products. Moreover, several jurisdictions are demonstrating increased interest about the network fees we charge to our customers (in some cases as part of broader market reviews of retail payments), which could in the future lead to regulation relating to our network fees. In several jurisdictions, we have been designated as a "systemically important payment system", with other regulators considering similar designations. This type of regulation and oversight is related to switching activities, and includes policies, procedures and requirements related to risk management, collateral, participant default, timely switching of financial transactions, and capital and financial resources. Parts of our business have also been deemed as a "specified service provider" or considered "critical infrastructure". The impact to our business created by any new law, regulation or designation is magnified by the potential it has to be replicated in, or conflict with, other jurisdictions, or involve other products within any particular jurisdiction.

Our strategic expansion of our products and services has also created the need for us to obtain new types and increasing numbers of regulatory licenses, resulting in increased supervision and additional compliance burdens distinct from those imposed on our payment network activities. For example, certain of our subsidiaries maintain money transfer licenses that typically impose supervisory and examination requirements, as well as capital, safeguarding, risk management and other business obligations.

Increased regulation and oversight of payments systems, as well as increased exposure to regulation resulting from changes to our products and services, have resulted and may continue to result in significant compliance and governance burdens or otherwise increase our costs. As a result, customers could be less willing to participate in our payments system and/or use our other products or services, reduce the benefits offered in connection with the use of our products (making our products less desirable to consumers), reduce the volume of domestic and cross-border transactions or other operational metrics, disintermediate us, impact our profitability and/or limit our ability to innovate or offer differentiated products and services, all of which could materially and adversely impact our financial performance. In addition, any regulation that is enacted related to the type and level of network fees we charge our customers could also materially and adversely impact our results of operations. Regulators could also require us to obtain prior approval for changes to our system rules, procedures or operations, or could require customization with regard to such changes, which could negatively impact us. Moreover, failure to comply with the laws and regulations to which we are subject could result in fines, sanctions, civil damages or other penalties, which could materially and adversely affect our overall business and results of operations, as well as have an impact on our brand and reputation.

Increased activity with respect to interchange rates could have an adverse impact on our business.

Interchange rates are a significant component of the costs that merchants pay in connection with the acceptance of products associated with our payment network. Although we do not earn revenues from interchange, interchange rates can impact the volume of transactions we see on our payment products. If interchange rates are too high, merchants may stop accepting our products or route transactions away from our network. If interchange rates are too low, issuers may stop promoting our products and services, eliminate or reduce loyalty rewards programs or other account holder benefits (e.g., free checking or low interest rates on balances), or charge fees to account holders (e.g., annual fees or late payment fees).

Governments and merchant groups in a number of countries have implemented or are seeking interchange rate reductions through legislation, regulation and litigation. See "Business - Government Regulation" in Part I, Item 1 and Note 19 (Legal and Regulatory Proceedings) to the consolidated financial statements included in Part II, Item 8 for more details.

If issuers cannot collect or we are required to reduce interchange rates, issuers may be less willing to participate in our four-party payments system. Alternatively, they may reduce the benefits associated with our products, choose to charge higher fees to consumers to attempt to recoup a portion of the costs incurred for their services, or seek a fee reduction from us to decrease the expense of their payment programs (particularly if regulation has a disproportionate impact on us as compared to our competitors in terms of the fees we can charge). These and other impacts could make our products less desirable to consumers, limit our ability to innovate or offer differentiated products, and/or make proprietary three-party networks or other forms of payment more attractive, ultimately reducing the volume of transactions over our network and our profitability.

We are devoting substantial resources to defending our right to establish interchange rates in regulatory proceedings, litigation and legislative activity. The potential outcome of any of these activities could have a more positive or negative impact on us relative to our competitors. If we are ultimately unsuccessful in defending our ability to establish interchange rates, any resulting legislation, regulation and/or litigation may have a material adverse impact on our overall business and results of operations. In addition, regulatory proceedings and litigation could result (and in some cases has resulted) in us being fined and/or having to pay civil damages, the amount of which could be material.

Limitations on our ability to restrict merchant surcharging could materially and adversely impact our results of operations.

We have historically implemented policies, referred to as no-surcharge rules, in certain jurisdictions, including the U.S. and Canada, that prohibit merchants from charging higher prices to consumers who pay using our products instead of other means. Authorities in several jurisdictions have acted to end or limit the application of these no-surcharge rules (or indicated interest in doing so). Additionally, our no-surcharge rules now permit U.S. and Canadian merchants to surcharge credit cards (subject to certain limitations). If, over time, an increased number of merchants choose to surcharge as permitted, this could result in consumers viewing our products less favorably and/or using alternative means of payment. These responses could result in a decrease in our overall transaction volumes, which in turn could materially and adversely impact our results of operations.

Preferential or Protective Government Actions

Preferential or protective government actions related to domestic payment services could adversely affect our ability to maintain or increase our revenues.

Governments in some countries have acted, or in the future may act, to provide resources, preferential treatment or other protection to selected national or domestic payment and switching providers, or have created, or may in the future create, their own national provider. These actions may displace us from, prevent us from entering into, or substantially restrict us from participating in, particular geographies, and may prevent us from competing effectively against those providers. For example:

- Governments in some countries have implemented, or may implement, regulatory requirements that mandate switching of domestic payments either entirely in that country or by only domestic companies.

- Some jurisdictions have implemented, or are considering implementing, requirements to collect, store and/or process data within their borders, as well as prohibitions on the transfer of data abroad, leading to technological and operational implications as well as increased compliance burdens and other costs.

- Geopolitical events and any resulting OFAC sanctions, adverse trade policies, enforcement of U.S. laws related to countering the financing of terrorism, economic sanctions and anti-corruption, or other types of government actions could lead affected or other jurisdictions to take actions in response that could adversely affect our business. Moreover, because of various concerns jurisdictions may have with respect to our business, including any decisions we may make relating to entering or exiting a particular market, such jurisdictions may decide to begin to or increase their focus on growing local payment networks and other solutions.

- Regional groups of countries are considering, or may consider, efforts to restrict our switching of regional transactions.

- Governments have been increasingly creating and expanding local payments structures, which are increasingly being considered as alternatives to traditional domestic payment solutions and schemes such as ours.

Such developments prevent us from utilizing our global switching capabilities for domestic or regional customers. In addition, to the extent a jurisdiction determines us not to be in compliance with regulatory requirements (including those related to data localization), we have been, and may again in the future be, subject to resource and time pressures in order to come back into compliance. Our inability to effect change in, or work with, these jurisdictions could adversely affect our ability to maintain or increase our revenues and extend our global brand.

Additionally, some jurisdictions have implemented, or may implement, foreign ownership restrictions, which could potentially have the effect of forcing or inducing the transfer of our technology and proprietary information as a condition of access to their markets. Such restrictions could adversely impact our ability to compete in these markets.

Privacy, Data, AI and Information Security

Regulation and enforcement of privacy, data, AI, information security and the digital economy could increase our costs and lead to legal claims and fines, as well as negatively impact our growth and reputation.

We are subject to increasingly complex, fragmented, overlapping and/or divergent laws and regulations related to privacy and data protection, data use and governance, AI and information security (including with respect to cybersecurity and cyber-risk) in the jurisdictions in which we do business. New or updated laws and regulations have led, and may continue to lead, to similar, stricter or at times conflicting requirements, creating an uncertain regulatory environment. For example, some jurisdictions have implemented or are otherwise considering requirements to collect, store and/or process data within their borders, as well as prohibitions on the transfer of and access to data abroad, leading to technological and operational implications. Other jurisdictions have adopted or are otherwise considering adopting sector-specific regulations for the payments industry and other industries in which we participate, including forced data sharing requirements or additional verification requirements. With respect to information security, any single breach could require parallel notifications to data protection authorities, cyber authorities and/or law-enforcement, often requiring different thresholds, reporting deadlines and formats. In addition, laws and regulations on AI, data governance and credit decisioning may overlap or conflict with, or diverge from, general privacy rules. Overall, these myriad laws and regulations may require us to modify or limit our data processing practices and policies, incur substantial compliance-related costs and expenses, and otherwise suffer adverse impacts on our business. Failure to comply with any of these laws, regulations and requirements (including as a result of conflicting regulations) could result in fines, sanctions or other enforcement actions or penalties (both civil and criminal), which could materially and adversely affect our results of operations and overall business, as well as have an impact on our reputation.

As a user and deployer of AI technology, we are also subject to increasing and evolving laws and regulations related to AI governance, including the EU AI Act, and new applications of existing laws and regulations to AI. How our use and deployment of AI will be regulated is still developing as policymakers around the world consider how to regulate AI, and uncertainty remains as to how AI technology or its application (such as in agentic commerce) will continue to advance. In addition, the use of AI creates or amplifies risks that are challenging to fully prevent or mitigate. In particular, AI algorithms may generate inaccurate, unintended, unfair, biased or discriminatory outcomes (which may not be easily detectable or explainable) and may inadvertently disclose confidential information and/or breach intellectual property, privacy or other rights. Our implementation of robust AI governance and risk management frameworks, designed to ensure our responsible use of AI and help us to comply with emerging laws and regulations, may not be sufficient protection against these emerging risks.

Further, as we acquire new companies and develop integrated and personalized products and services to meet the needs of a changing marketplace, we have expanded and may further expand our data profile through additional data types and sources, across multiple channels, and involving new partners. This expansion has amplified and may continue to amplify the impact of these various laws and regulations on our business or subject us to new laws and regulations. For example, as a provider of global threat intelligence services through Recorded Future, we are subject to increased exposure to certain laws and regulations, including global cybercrime and other laws and regulations in various jurisdictions. As a result, we are required to constantly monitor our data practices and potentially change them when necessary or appropriate. We also need to provide increased care in our data management, governance, quality and accuracy practices, particularly as it relates to the use of data in products leveraging AI.

New requirements and rules, or changing interpretations of existing requirements in these areas, or the development of new regulatory schemes related to the digital economy in general, may also increase our costs and/or restrict our ability to leverage data or use AI for innovation. This could impact the products and services we offer and other aspects of our business, such as fraud monitoring, the need for improved data management, governance, quality and accuracy practices, the development of information-based products and solutions, and technology operations. In addition, these requirements may increase the costs to our customers of issuing payment products or using information products, which may, in turn, decrease the number of our products that they offer. While we intend to comply with all regulatory requirements, innovate responsibly and deploy Privacy by Design, Data by Design and AI Governance approaches to all of our product development, the speed and pace of changes in laws (as well as stakeholder interests) may not allow us to meet rapidly evolving regulatory and stakeholder expectations. Any of these developments could materially and adversely affect our overall business and results of operations.

Other Regulation

Regulations that directly or indirectly apply to Mastercard as a result of our participation in the global payments industry may materially and adversely affect our overall business and results of operations.

We are subject to regulations that affect the payments industry in the many jurisdictions in which our products and services are used. Many of our customers are also subject to regulations applicable to banks and other financial institutions that, at times, consequently affect us. Such regulation has increased significantly in the last several years (as described in "Business - Government Regulation" in Part I, Item 1). Examples include:

• *Anti-Money Laundering, Countering the Financing of Terrorism, Economic Sanctions and Anti-Corruption*. We are subject to AML and CFT laws and regulations globally. Economic sanctions programs administered by OFAC restrict financial transactions and other dealings with certain countries and geographies, and persons and entities. We are also subject to anti-corruption laws and regulations globally, which, among other things, generally prohibit giving or offering payments or anything of value for the purpose of improperly influencing a business decision or to gain an unfair business advantage.

• *Account-based Payments Systems*. In the U.K., aspects of our Vocalink business are subject to the U.K. payment system oversight regime and are directly overseen by the Bank of England.

• *Issuer and Acquirer Practices Legislation and Regulation.* Certain regulations or legislation that do or could impact our issuers and acquirers (such as caps on issuer interest rates) may impact various aspects of our business. Additionally, strong authentication requirements within the EU's Payment Services Directive in the EEA could increase the number of transactions consumers abandon if we are unable to secure a frictionless authentication experience under these standards. Such an increase could adversely impact our volumes or other operational metrics.

Increased regulatory focus on us has resulted and may continue to result in significant compliance and governance burdens or otherwise increase our costs. Similarly, increased regulatory focus on our customers and other stakeholders may cause them to reduce the volume of transactions processed through our systems, or may otherwise impact the competitiveness of our products. Actions by regulators could influence other organizations around the world to enact or consider adopting similar measures, amplifying any potential compliance burden. Additionally, our compliance with new economic sanctions and related laws with respect to particular jurisdictions or customers could result in a loss of business, which could be significant. Moreover, while our risk-based compliance program obligates issuers and acquirers to comply with U.S., EU and local sanctions programs (among other obligations), the failure of those issuers and acquirers to identify potential non-compliance issues either during or after their customer onboarding processes could ultimately impact our compliance with economic sanctions and related laws. Finally, failure to comply with the laws and regulations discussed above to which we are subject could result in fines, sanctions or other penalties. In particular, a violation and subsequent judgment or settlement against us, or those with whom we may be associated, under economic sanctions and AML, CFT, and anti-corruption laws could subject us to substantial monetary penalties, damages, and/or have a significant reputational impact. Each instance may individually or collectively materially and adversely affect our financial performance and/or our overall business and results of operations, as well as have an impact on our reputation.

We could be subject to adverse changes in tax laws, regulations and interpretations or challenges to our tax positions.

We are subject to tax laws and regulations of the U.S. federal, state and local governments as well as various non-U.S. jurisdictions. Current and potential future changes in existing tax laws, including regulatory guidance, are continuously being considered and have been or may be enacted (such as guidelines issued by the Organization for Economic Co-operation and Development (OECD) which impact how multinational enterprises are taxed on their global profits). These changes have and in the future may continue to have an impact on our effective income tax rate and tax payments. Similarly, changes in tax laws and regulations that impact our customers and counterparties, or the economy generally, have impacted and may continue to impact us.

In addition, tax laws and regulations are complex and subject to varying interpretations, and any significant failure to comply with applicable tax laws and regulations in all relevant jurisdictions could give rise to substantial penalties and liabilities. Jurisdictions around the globe have also increased tax-related audits, which require time and resources to resolve.

Any changes in enacted tax laws, rules, regulatory or judicial interpretations or guidance; any adverse outcome in connection with tax audits in any jurisdiction; or any changes in the pronouncements relating to accounting for income taxes could materially and adversely impact our effective income tax rate, tax payments, financial condition and results of operations.

Litigation

Liabilities or business limitations resulting from litigation could materially and adversely affect our results of operations.

We are a defendant in a number of civil litigations and regulatory proceedings and investigations, including among others, those alleging violations of competition and antitrust law and those involving intellectual property claims (as described in Note 19 (Legal and Regulatory Proceedings) to the consolidated financial statements included in Part II, Item 8). In the event we are found liable in any material litigations or proceedings (particularly in a large class-action lawsuit or on the basis of an antitrust claim entitling the plaintiff to treble damages or under which we were jointly and severally liable), we could be subject to significant damages, which could have a material adverse impact on our overall business and results of operations.

Certain limitations have been placed on our business because of litigation and litigation settlements, such as changes to our no-surcharge rule in the U.S. and Canada. Any future limitations resulting from the outcomes of any litigation and litigation settlements (such as the Rules Relief Class settlement as described in Note 19 (Legal and Regulatory Proceedings) to the consolidated financial statements included in Part II, Item 8) or regulatory proceeding, including any changes to our rules or business practices, could impact our relationships with our customers, including reducing the volume of business that we do with them, which may materially and adversely affect our overall business and results of operations.

Business and Operations

Competition and Technology

Substantial and intense competition worldwide in the global payments industry may materially and adversely affect our overall business and results of operations.

The global payments industry is highly competitive. Our payment programs compete against competitors both within and outside of the global payments industry and compete in all payment categories, including paper-based payments and all forms of electronic payments. We compete against general purpose payments networks, debit and local networks, ACH and real-time account-based payments systems, digital wallets and other fintechs (focused on online activity across various channels and processing payments using in-house capabilities), digital public infrastructure and other government-backed solutions and digital currencies. We also face competition from companies that provide alternatives to our services and other solutions.

Our traditional competitors may have substantially greater financial and other resources than we have, may offer a wider range of programs, services, and payment capabilities than we offer or may use more effective advertising and marketing strategies to achieve broader brand recognition and merchant acceptance than we have. They may also introduce their own innovative programs, services and capabilities that adversely impact our growth.

Certain of our competitors to our payment network operate three-party payments systems with direct connections to both merchants and consumers, potentially providing competitive advantages. If we continue to attract more regulatory scrutiny than these competitors because we operate a four-party system, or we are regulated because of the system we operate in a way in which our competitors are not, we could lose business to these competitors. See "Business - Competition" in Part I, Item 1.

Certain of our competitors have developed alternative, e-commerce and/or mobile device payments systems, as well as physical store locations. A number of these competitors rely principally on technology to support their services that provides cost advantages, and as a result may benefit from lower costs than we do. Many of these competitors are also able to use existing payment networks without being subject to many of the associated costs. Moreover, these competitors also occupy various roles in the payments ecosystem that enable them to influence payment choice of other participants. With respect to government-backed solutions, including those involving DPI, government participation in structures could prevent us from entering into, or substantially restrict us from participating in, particular geographies. Any of these factors could put us at a competitive disadvantage.

Our ability to compete may also be affected by regulatory and legislative initiatives, as well as the outcomes of litigation, competition-related regulatory proceedings and both central bank and legislative activity.

If we are not able to differentiate ourselves from our competitors, drive value for our customers and/or effectively align our resources with our goals and objectives, we may not be able to compete effectively against these threats. Our failure to compete effectively against any of the foregoing threats could materially and adversely affect our overall business and results of operations.

Disintermediation from stakeholders both within and outside of the payments value chain could harm our business.

As the payments industry continues to develop and change, we face disintermediation and related risks, including the following:

- Parties that process our transactions in certain countries (such as merchants and third-party payment processors) may try to eliminate our position as an intermediary in the payment process by switching transactions directly with issuers or processing transactions directly between issuers and acquirers.

- Payments industry participants may develop their own products and services to support our switched transaction and payments offerings, forcing us to change our pricing or practices for our own offerings in order to compete. Participants may also withhold rights to data we use to power our solutions in order to support their own potential future solutions, potentially impacting the effectiveness of our solutions. In addition, governments may promote their own national or international payments platforms, potentially putting us at a competitive disadvantage in those markets, or requiring us to compete differently. Moreover, as central banks experiment with CBDCs, policies and design considerations that governments adopt could impact the extent of our role in facilitating CBDC-based payment transactions, potentially impacting the transactions that we may process over our network.

- Payments industry participants continue to invest in and develop alternative capabilities, such as account-based payments, which could facilitate P2M transactions that compete with both our payment network and our additional payments capabilities.

- Fintechs and technology companies could develop platforms or networks that disintermediate us from digital payments as well as develop products or services that compete with our customers and could diminish demand for our products and services. In addition, we face a heightened risk that data we share with these companies as part of our products and services could be used in a way that could put us at a competitive disadvantage.

- Payments industry participants may merge, create joint ventures or form other business combinations that may strengthen their existing business services, leverage other business models to create a competitive edge over us or create new payment products and services that compete with our products and services.

- Regulation may disintermediate issuers by enabling third-party providers opportunities to route payment transactions toward their own forms of payment by offering account information or payment initiation services directly to our product users. Such regulation may also provide these processors with the opportunity to commoditize the data that are included in the transactions they are servicing. Disintermediation of our customers' business could diminish demand for our products and services.

Our failure to compete effectively against any of the foregoing competitive threats could materially and adversely affect our overall business and results of operations.

Continued intense pricing pressure may materially and adversely affect our overall business and results of operations.

In order to increase transaction volumes, enter new markets and expand our products and services, we seek to enter into business agreements with customers through which we offer incentives, pricing discounts and other support that promote our products. In order to stay competitive, we may have to increase the amount of these incentives and pricing discounts so as to meet customer demand for better pricing arrangements and greater rebates and incentives. As a result, we may not be able to grow our volume and/or services to the extent necessary to compensate for the additional costs related to these increased incentives and pricing discounts. In addition, increased pressure on prices increases the importance of cost containment and productivity initiatives in areas other than those relating to customer incentives.

In the future, we may not be able to enter into agreements with our customers if they require terms that we are unable or unwilling to offer, and we may be required to modify existing agreements in order to maintain relationships and compete with others in the industry. Some of our competitors are larger with greater financial resources and accordingly may be able to charge lower prices. In addition, to the extent that we offer discounts or incentives under such agreements, we will need to further increase transaction volumes or the amount of services provided in order to benefit from such agreements and to increase revenue and profit, and we may not be successful in doing so, particularly in the current regulatory environment. Our customers also may implement cost reduction initiatives that reduce or eliminate payment product marketing or increase requests for greater incentives or greater cost stability. In addition to decisions made by competitors and customers, we also face pressure from pricing regulation and litigation.

Additionally, we face pricing pressure related to real-time account-based payment schemes. These pressures impact both domestic pricing (such as the increased use of schemes that offer increasingly lower or subsidized P2M pricing) and cross-border pricing (including from both competing schemes and global initiatives to lower the cost of cross-border payments to end users).

Any of these factors could have a material adverse impact on our overall business and results of operations.

Rapid and significant technological developments and changes could negatively impact our overall business and results of operations or limit our future growth.

The payments industry is subject to rapid and significant technological changes, including new technologies and changes to existing technologies (such as digital assets and blockchain, AI, machine learning, privacy enhancement and cybersecurity). These changes could result in new technologies that may be superior to, or render obsolete, the technologies we currently use in our programs and services. They may also result in new and innovative payment methods, products and services.

Additionally, there are a number of factors relating to technology change that could impact us. These include: the inability of third parties on which we rely for the development of and access to new technologies to keep pace with technological changes (including with regard to AI); potential action from third-party patent holders, including notices or inquiries threatening litigation against us or our customers for alleged patent infringement or demanding significant license fees; the scope of, as well as customer and merchant resistance to, industry-wide solutions and standards (such as those related to tokenization or other security technologies); any difficulty we may experience in attracting and retaining employees with technology expertise; and the need to invest resources for new technologies, which could lead to further additional expenses. Any of these developments could impact our ability to develop and adopt new technologies, as well as improve and keep pace with current technologies and reflect such technology in our payments offerings.

Moreover, regulatory or government requirements could continue to require us to host and deliver certain products and services on-soil in certain markets. As a result, we may need to alter our technology and delivery model, potentially resulting in additional expenses and/or other operational impacts.

Our future success will depend, in part, on our ability to anticipate, develop or adapt to technological changes and evolving industry standards. If we fail to sufficiently develop and adopt new technologies, or improve and keep pace with current technologies and reflect such technology in our payments offerings, our payments offerings could be negatively impacted and/or we could be put at a competitive disadvantage. This could impact our ability to compete with new technologies and products, as well as encourage customers that use our technology to enhance and deliver their payment-related products and services (including fintechs and technology companies) to use their own technology to compete against us. These developments could lead to a decline in the use of our technology, products and services, which could have a material adverse impact on our overall business and results of operations.

Operating a real-time account-based payments network presents risks that could materially affect our business.

U.K. regulators have designated Vocalink, our real-time account-based payments network platform, to be a "specified service provider" and regulators in other countries may in the future expand their regulatory oversight of real-time account-based payments systems in similar ways. Any prolonged service outage on this network could result in quickly escalating impacts, including potential intervention by the Bank of England and significant reputational risk to Vocalink and us. For a discussion of related regulatory risks, see our risk factor in "Risk Factors - Payments Industry Regulation" in this Part I, Item 1A. Furthermore, the complexity of this payment technology requires careful management to address information security vulnerabilities that are different from those faced on our payment network. Operational difficulties, such as the temporary unavailability of our services or products, or information security breaches on our real-time account-based payments network could cause a loss of business for these products and services, result in potential liability for us and adversely affect our reputation.

Working with new customers and end users as we continue to expand our products and services can present operational and onboarding challenges, be costly and result in reputational damage if the new products or services do not perform as intended.

The payments markets in which we compete are characterized by rapid technological change, new product introductions, evolving industry standards and changing customer and consumer needs. In order to remain competitive and meet the needs of the payments markets, we are continually involved in developing and implementing complex multi-rail solutions and diversifying our products and services. These efforts carry the risks associated with any diversification initiative, including cost overruns, delays in delivery and performance problems. These projects also carry risks associated with working with different types of customers (such as corporations that are not financial institutions, non-governmental organizations (NGOs) and new end users). These differences may present new operational challenges, such as enhanced infrastructure and monitoring for less regulated customers.

Our failure to effectively design and deliver these products and services could make our other offerings less desirable to these customers, or put us at a competitive disadvantage. In addition, if there is a delay in the implementation of our products or services (which could include compliance obligations, such as AML and CFT, and licensing requirements for applicable products and services), if our products or services do not perform as anticipated, or we are unable to otherwise adequately anticipate risks related to new types of customers, we could face additional regulatory scrutiny, fines, sanctions or other penalties, which could materially and adversely affect our overall business and results of operations, as well as negatively impact our brand and reputation.

Information Security and Operational Resilience

Information security incidents or account data compromise events could disrupt our business, damage our reputation, increase our costs and cause losses.

Information security risks for payments and technology companies such as ours have significantly increased in recent years in part because of the proliferation of new technologies (including AI), the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, "hacktivists", terrorists, nation-states, state-sponsored actors and other external parties. These threats may derive from fraud or malice on the part of our employees or third parties, or may result from human error, software bugs, server malfunctions, software or hardware failure or other technological failure. These threats include cyber-attacks such as computer viruses, denial-of-service attacks, malicious code (including ransomware), social-engineering attacks (including phishing attacks) or information security breaches and could lead to the misappropriation or loss of consumer account and other information and identity theft. These types of threats have risen significantly due to a significant portion of our workforce working in a hybrid environment. The widespread use of AI, and its increasing capabilities, is enhancing the frequency and effectiveness of threat actors.

Our operations rely on the secure transmission, storage and other processing of confidential, proprietary, sensitive and personal information and technology in our computer systems and networks, as well as the systems of our third-party providers. Our customers and other parties in the payments value chain, as well as account holders, rely on our digital technologies, computer systems, software and networks to conduct their operations. In addition, to access our products and services, our customers and account holders increasingly use personal smartphones, tablet PCs and other mobile devices that may be beyond our control. We, like other financial technology organizations, routinely are subject to cyber-threats and our technologies, systems and networks, as well as the systems of our third-party providers, have been subject to attempted cyber-attacks. Because of our position in the payments value chain, we believe that we are likely to continue to be a target of such threats and attacks. Geopolitical events and resulting government activity could also lead to information security threats and attacks by affected or sympathizing jurisdictions or other actors, which could put our information and assets at risk, as well as result in network disruption. In addition, the current or future listing of Recorded Future as an "undesirable" or "unreliable" entity by certain jurisdictions could further increase our risks in this area.

To date, we have not experienced any material impact relating to cyber-attacks or other information security breaches. However, future attacks or breaches could lead to security breaches of the networks, systems (including third-party provider systems) or devices that our customers use to access our products and services, which in turn could result in the unauthorized disclosure, release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary, sensitive and personal information (including account data information) or data security compromises. Such attacks or breaches could also cause service interruptions, malfunctions or other failures in the physical infrastructure, networks or operations systems that support our business and customers (such as the lack of availability of our services), as well as the operations of our customers or other third parties. In addition, they could lead to damage to our reputation with our customers, other stakeholders and the broader payments ecosystem, additional costs to us (such as repairing systems, adding new personnel or protection technologies or compliance costs), regulatory penalties, financial losses to both us and our customers and partners and the loss of customers and business opportunities. These consequences could be further pronounced in jurisdictions in which we are deemed critical national infrastructure. If such attacks are not detected immediately, or disclosed as required by law, their effect could be compounded.

In addition to information security risks for our systems and networks, we also routinely encounter account data compromise events involving merchants and third-party payment processors that process, store or transmit payment transaction data, which affect millions of Mastercard, Visa, Discover, American Express and other types of account holders. Further events of this type may subject us to reputational damage and/or lawsuits involving payment products carrying our brands. Damage to our reputation or brands resulting from an account data breach of our systems and networks or those of our customers, merchants and other third parties could decrease the use and acceptance of our products and services. Such events could also slow or reverse the trend toward electronic payments. In addition to reputational concerns, the cumulative impact of multiple account data compromise events could increase the impact of the fraud resulting from such events by, among other things, making it more difficult to identify consumers. Moreover, while most of the lawsuits resulting from account data breaches do not involve direct claims against us and while we have releases from many issuers and acquirers, we could still face damage claims, which, if upheld, could materially and adversely affect our results of operations. While we offer security solutions that are designed to prevent, detect and respond to fraud and cyber-attacks, there can be no assurance that such security solutions will perform as expected or address all possible security threats. Real or perceived defects, failures, errors or vulnerabilities in our security solutions could adversely impact our reputation, customer confidence in our solutions and our business and may subject us to litigation, governmental audits and investigation or other liabilities. Such events could have a material adverse impact on our transaction volumes, results of operations and prospects for future growth, or increase our costs by leading to additional regulatory burdens being imposed on us.

In addition, companies have generally experienced in recent years an increase in fraudulent activity and cyber-attacks, which has been further exacerbated by the increased use of AI. Criminals are using increasingly sophisticated methods to capture consumer personal information to engage in illegal activities such as counterfeiting or other fraud and may see their effectiveness enhanced by the use of AI. As outsourcing and specialization become common in the payments industry, there are more third parties involved in processing transactions using our payment products. We continue to take measures to make card and digital payments more secure. However, increased fraud levels and cyber-attacks involving our products, services and/or network, or misconduct or negligence by third parties switching or otherwise servicing our products and services could damage our reputation and reduce the use and acceptance of our products and services and/or increase our compliance costs. Further, such occurrences have resulted in and could further result in legislative or regulatory intervention, which could lead to enhanced security requirements and liabilities. See "Risk Factors - Privacy, Data, AI and Information Security" in this Part I, Item 1A for more detail concerning related legal risks and obligations.

Despite various mitigation efforts that we undertake, there can be no assurance that we, or third parties with which we work, will not suffer material breaches and resulting losses in the future. While we maintain insurance coverage, such coverage may not be adequate to protect us from such losses as well as any liabilities or damages with respect to claims alleging compromises of our confidential, proprietary, sensitive or personal information or our technologies, systems or networks. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or at all, or that our insurers will not deny coverage as to any future claim. Our risk and exposure to these matters remain heightened due to, among other things, the evolving nature of these threats, our prominent role in the global payments ecosystem, our continued implementation of our strategic priorities, our extensive use of third-party vendors and potential vulnerabilities from previous and future acquisitions, strategic investments or related opportunities. As a result, we remain focused on the continued development and enhancement of our controls, processes and practices designed to protect our computer systems, software, data and networks from attack, damage or unauthorized access. As cyber-threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Any of the risks described above could materially adversely affect our overall business and results of operations.

Service disruptions that cause us to be unable to process transactions or service our customers could reduce our operational resilience and materially affect our overall business and results of operations.

Our transaction switching systems and other offerings may experience interruptions as a result of technology malfunctions, network degradation, updates and migrations to new technology and platforms, supply-chain attacks, fire, floods, earthquakes, weather events, power outages, telecommunications disruptions, terrorism, workplace violence, accidents or other catastrophic events (including those related to climate change). We have experienced in limited instances, and may continue to experience, some types of these interruptions. Our visibility in the global payments industry may also put us at greater risk of attack by terrorists, activists, or hackers who intend to disrupt our facilities, networks and/or systems. Inadequate infrastructure in lesser-developed markets could also result in service disruptions, which could impact our ability to do business in those markets. Additionally, we rely on third-party service providers for the timely transmission of information across our global data network. If one of our service providers fails to provide the communications capacity or services we require, as a result of natural disasters, operational disruptions, cybersecurity-related disruptions or failures, terrorism, hacking or any other reason, the failure could interrupt our services. Although we maintain an enterprise resiliency program to analyze risk, assess potential impacts, and develop effective response strategies, we cannot ensure that our business would be immune to these risks. Due to the intrinsic importance of our switching systems to our business, any interruption or degradation could adversely affect the perception of the reliability of products carrying our brands and materially adversely affect our overall business and our results of operations.

Stakeholder Relationships

Losing a significant portion of business from one or more of our largest customers could lead to significant revenue decreases in the longer term, which could have a material adverse impact on our business and our results of operations.

Many of our customer relationships are not exclusive. Our customers can reassess their future commitments to us subject to the terms of our contracts, and they separately may develop their own services that compete with ours. Our business agreements with these customers may not ultimately reduce the risk (inherent in our business) that customers may terminate their relationships with us in favor of relationships with our competitors, or for other reasons, or might not meet their contractual obligations to us.

In addition, a significant portion of our revenue is concentrated among our five largest customers. Loss of business from any of our large customers could have a material adverse impact on our overall business and results of operations.

Exclusive/near exclusive relationships certain customers have with our competitors may have a material adverse impact on our business.

While we have exclusive, or nearly-exclusive, relationships with certain of our customers to issue payment products, other customers have similar exclusive, or nearly-exclusive, relationships with our competitors. These relationships may make it difficult or cost-prohibitive for us to do significant amounts of business with these customers to increase our revenues. In addition, these customers may be more successful and may grow faster than the customers that primarily issue our payment products, which could put us at a competitive disadvantage. Furthermore, we earn substantial revenue from customers with nearly-exclusive relationships with our competitors. Such relationships could provide advantages to the customers to shift business from us to the competitors with which they are principally aligned. A significant loss of our existing revenue or transaction volumes from these customers could have a material adverse impact on our business.

Consolidation amongst our customers could materially and adversely affect our overall business and results of operations.

The industries in which our customers participate have undergone substantial, accelerated consolidation in the past. These consolidations have included customers with a substantial Mastercard portfolio being acquired by institutions with a strong relationship with a competitor. Potential future consolidation could occur as a result of bank failures, similar to those that occurred in recent years. If significant consolidation among customers were to continue, it could result in the substantial loss of business for us, which could have a material adverse impact on our business and prospects. In addition, one or more of our customers could seek to merge with, or acquire, one of our competitors, and any such transaction could also have a material adverse impact on our overall business. Consolidation could also produce a smaller number of large customers, which could increase their bargaining power and lead to lower prices and/or more favorable terms for our customers. These developments could materially and adversely affect our results of operations.

Our business significantly depends on the continued success and competitiveness of our issuing and acquiring customers and, in many jurisdictions, their ability to effectively manage or help manage our brands.

While we work directly with many stakeholders in the payments system (including merchants, governments, fintechs and large digital companies and other technology companies), we are, and will continue to be, significantly dependent on our relationships with our issuers and acquirers and their respective relationships with account holders and merchants to support our programs and services. Furthermore, we depend on our issuing partners and acquirers to continue to innovate to maintain competitiveness in the market. We do not issue cards or other payment devices, extend credit to account holders or determine the interest rates or other fees charged to account holders. Each issuer determines these and most other competitive payment program features. In addition, we do not establish the discount rate that merchants are charged for acceptance, which is the responsibility of our acquiring customers. As a result, our business significantly depends on the continued success and competitiveness of our issuing and acquiring customers and the strength of our relationships with them. In turn, our customers' success depends on a variety of factors over which we have little or no influence, including economic conditions in global financial markets or their disintermediation by competitors or emerging technologies, as well as regulation. If our customers become financially unstable, we may lose revenue or we may be exposed to settlement risk. See "Risk Factors - Settlement and Third-Party Obligations" in this Part I, Item 1A with respect to how we guarantee certain third-party obligations.

We switch a high percentage of domestic (or in-country) transactions conducted using cards with our brands. However, there are several jurisdictions in which domestic transactions are switched by our customers or other processors. Because we do not provide domestic switching services in these countries or have direct relationships with account holders, we depend on our close working relationships with our customers to effectively manage our brands, and the perception of our payments system, among consumers in these countries. We also rely on these customers to help manage our brands and perception among regulators and merchants in these countries, alongside our own relationships with them. From time to time, our customers may take actions that we do not believe to be in the best interests of our payments system overall, which may materially and adversely impact our business.

Merchants' continued focus on acceptance costs may lead to additional litigation and regulatory proceedings and/or increase our incentive program costs, which could materially and adversely affect our profitability.

Merchants are important constituents in our payments system. We rely on both our relationships with them, as well as their relationships with our issuer and acquirer customers, to continue to expand the acceptance of our products and services. We also work with merchants to help them enable new sales channels, create better purchase experiences, improve efficiencies, increase revenues and fight fraud. In the retail industry, we believe a set of larger merchants with increasingly global scope and influence are having a significant impact on all participants in the global payments industry, including Mastercard. Some large merchants have supported the legal, regulatory and legislative challenges to interchange fees that Mastercard has been defending, including the U.S. merchant litigations. Some merchants are increasingly asking regulators to review and potentially regulate our own network fees, in addition to interchange. See "Risk Factors – Payments Industry Regulation" in this Part I, Item 1A. The continued focus of merchants on the costs of accepting various forms of payment (including digital) may lead to additional litigation and regulatory proceedings.

Certain larger merchants are also able to negotiate incentives from us and pricing concessions from our issuer and acquirer customers as a condition of accepting our products. We also make payments to certain merchants to incentivize them to create co-branded payment programs with us. As merchants consolidate and become even larger, we may have to increase the amount of incentives that we provide to certain merchants, which could materially and adversely affect our results of operations. Competitive and regulatory pressures on pricing could make it difficult to offset the costs of these incentives. Additionally, if the rate of merchant acceptance growth slows, our business could suffer.

Our work with governments exposes us to risks that could have a material impact on our business and results of operations.

As we increase our work with national, state and local governments (both indirectly through financial institutions, system integrators and other third party partners and with them directly as our customers), we may face various risks inherent in associating or contracting directly with governments. These risks include, but are not limited to, the following:

- Governmental entities typically fund projects through appropriated monies. Changes in governmental priorities or other political developments, including disruptions in governmental operations, could impact approved funding and result in scope changes or termination of the arrangements or contracts we or financial institutions enter into with respect to our products and services.

- Our work with governments is heavily regulated, subjecting us to additional potential exposure under U.S. and international anti-corruption laws (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act), as well as compliance with various procurement and other laws, regulations, standards and contract terms. Any violation and subsequent judgment or settlement related to the above could subject us to substantial monetary penalties and damages and have a significant reputational impact. Moreover, as a government contractor, we are subject to a government's right to conduct audits and investigations into both our contract performance and our compliance with applicable laws, regulations and contract terms. Any adverse finding could subject us to civil or criminal penalties, sanctions, or suspension or disbarment.

- Working or contracting with governments (either directly or via our financial institution customers, system integrators or other third party partners) can subject us to heightened reputational risks, including extensive scrutiny and publicity, as well as a potential association with the policies of those governments. Any negative publicity or negative association with a government entity, regardless of its accuracy, may adversely affect our reputation. In addition, threat intelligence gathering services provided to governments through our acquisition of Recorded Future could negatively impact how we are viewed by other jurisdictions.

Any of the above issues could have a material or adverse impact to our overall business and/or results of operations.

Global Economic and Political Environment

Global economic, political, financial and societal events or conditions could result in a material and adverse impact on our overall business and results of operations.

Adverse economic trends. Adverse economic trends in key countries in which we operate may adversely affect our financial performance. Such impact may include, but is not limited to, the following:

- Customers mitigating their economic exposure by limiting the issuance of new Mastercard products and requesting greater incentive or greater cost stability from us

- Consumers and businesses reducing spending, which could impact domestic and cross-border spend

- Debt limit and budgetary discussions in the U.S. have affected, and could further affect, the U.S. credit rating, impacting consumer confidence and spending

- Uncertain global trade policies and related government actions (including those related to tariffs), which could have an adverse impact on our business (including with respect to consumer and business spending) and relationships with stakeholders

- Government intervention (including the effect of laws, regulations and/or government investments on or in our financial institution customers), as well as uncertainty due to changing political regimes in executive, legislative and/or judicial branches of government, that may have potential negative effects on our business and our relationships with customers or otherwise alter their strategic direction away from our products

- Tightening of credit availability that could impact the ability of participating financial institutions to lend to us under the terms of our credit facility

Cross-border transactions. We switch substantially all cross-border transactions using Mastercard, Maestro and Cirrus-branded cards and generate a significant amount of revenue from cross-border volume fees and fees related to switched transactions. Revenue from switching cross-border and currency conversion transactions for our customers fluctuates with the levels and destinations of cross-border travel and our customers' need for transactions to be converted into their base currency. Cross-border activity has been, and may continue to be, adversely affected by world geopolitical, economic, health, weather and other conditions. These include or have included:

- Global pandemics (and related post-pandemic global economic impacts) and potential separate outbreaks of flu, viruses and other diseases (any of which could result in future epidemics or pandemics)

- Current and potential future geopolitical conflicts, as well as expansion into regional or global conflicts, and the resulting impacts to our business

- The threat of terrorism and major environmental and extreme weather events (including those related to climate change)

The impact of and uncertainty that could result from any of these events or factors could ultimately decrease cross-border activity. Additionally, any regulation of interregional interchange fees could also negatively impact our cross-border activity (for example, the targets announced by the G20 Financial Stability Board related to cross-border payments). In each case, decreased cross-border activity could decrease the revenue we receive.

Russia's invasion of Ukraine. In addition to the cross-border impacts described above, our compliance with sanctions and our decision to suspend our business operations in Russia has led, and could further lead, to other legal ramifications and operational challenges, including fines, the nationalization of our subsidiary and any resulting impacts, and/or lawsuits.

Standards. Our operations as a global payments network rely in part on global interoperable standards to help facilitate payments. To the extent geopolitical events or government intervention result in jurisdictions no longer participating in the creation or adoption of these standards, or the creation of competing standards, our products and services could be negatively impacted.

Any of these developments potentially could have a material adverse impact on our overall business and results of operations.

Adverse currency fluctuations and foreign exchange controls could negatively impact our results of operations.

During 2025, approximately 71% of our revenue was generated from activities outside the U.S., which could be transacted in a non-functional currency. Impacts from currency fluctuations are included in our net income. Our risk management activities provide protection with respect to adverse changes in the value of only a limited number of currencies and are based on estimates of exposures to these currencies.

In addition, the revenue we generate in entities with non-U.S. dollar functional currencies is subject to unpredictable currency fluctuations, including where the values of other currencies change relative to the U.S. dollar. If the U.S. dollar strengthens compared to currencies in which we generate revenue, this revenue may be translated at a materially lower amount than expected.

Furthermore, we may become subject to exchange control regulations that might restrict or prohibit the conversion into U.S. dollars of our other revenue currencies and financial assets.

The occurrence of currency fluctuations or exchange controls could have a material adverse impact on our results of operations.

Brand, Reputational Impact and Environmental, Social and Governance

Negative brand perception may materially and adversely affect our overall business.

Our brands and their attributes are key assets of our business. The ability to attract consumers to our branded products and retain them depends upon the external perception of us and our industry:

- Our business may be affected by actions taken by our customers, merchants or other organizations that impact the perception of our brands or the payments industry in general. From time to time, our customers may take actions that we do not believe to be in the best interests of our brands, such as creditor practices that may be viewed as "predatory". Moreover, adverse developments with respect to our industry or the industries of our customers or other companies and organizations that use our products and services (including certain legally permissible but high-risk merchant categories, such as adult content, firearms, alcohol and tobacco) may also, by association, impair our reputation, or result in greater public, regulatory or legislative scrutiny, as well as potential litigation. Additionally, we or our customers could take (or be perceived to take) actions related to these industries, which could be viewed negatively and result in threats or other retaliatory actions. We may also face similar scrutiny to the extent that we are unable to detect and/or prevent illegal activities using our payment products or otherwise occurring over our network.

- Under some circumstances, our use of social media, or the use of social media by others as a channel for criticism or other purposes, could also cause rapid, widespread reputational harm to our brands by disseminating rapidly and globally actual or perceived damaging information about us, our products or merchants or other end users who utilize our products.

- We are headquartered in the U.S. As such, a negative perception of the U.S. could impact the perception of our company, which could adversely affect our business.

Any of the above issues could have a material and adverse effect on our overall business.

Lack of visibility of our brand in our products and services, or in the products and services of our partners who use our technology, may materially and adversely affect our business.

As more players enter the global payments ecosystem, the layers between our brand and consumers and merchants increase. We often partner with other consumer brands on payment solutions, including large digital companies and other technology companies who are our customers and use our networks to build their own acceptance brands. In some cases, our brand may not be featured in the payment solution or may be secondary to other brands. Additionally, as part of our relationships with some issuers, our payment brand is only included on the back of the card. As a result, our brand may either be invisible to consumers or may not be the primary brand with which consumers associate the payment experience. This brand invisibility, or any consumer confusion as to our role in the consumer payment experience, could decrease the value of our brand, which could adversely affect our business.

Environmental, social and governance matters and related stakeholder reaction may impact our reputation, increase legal exposure and/or have other business impacts, which could adversely affect our overall business and/or results of operations.

Our brand and reputation are associated with the ways in which we impact environmental, social and governance matters. These matters include initiatives to reduce greenhouse gas emissions, help everyone participate in the digital economy and create a workplace where everyone has the opportunity to succeed. Consumers, investors, employees and other stakeholders are increasingly focused on these impacts. To the extent any of our disclosures, public statements and metrics about these matters are subsequently viewed as inaccurate or unlawful, or we are unable to execute on these initiatives, we may be viewed negatively by stakeholders concerned about these matters. Moreover, in recent years, we have received negative feedback from stakeholders on the adequacy of our environmental, social and governance initiatives. We have also increasingly been receiving negative feedback from anti-environmental, social and governance stakeholders in opposition to such initiatives. Stakeholders from both sides of this issue may continue to view us negatively and take public action against us to the extent that we do not satisfy their conflicting views or expectations.

In addition, various jurisdictions are increasingly adopting or considering laws, regulations and oversight expectations that have or would impact us pertaining to environmental, social and governance matters, including required corporate reporting and disclosures. These requirements have resulted in, and are likely to continue to result in, increased compliance costs for our business and supply chain, which may increase our operating costs.

Moreover, as governments, investors and other stakeholders face pressure to address climate change and other environmental, social and governance matters, these stakeholders may express new expectations and focus investments in ways that could cause significant shifts in commerce and consumption behaviors. The impact of and uncertainty that could result from such shifts could ultimately impact our business.

Any of the above issues could have a material or adverse impact to our overall business and/or results of operations.

Talent and Culture

We may not be able to attract and retain a highly qualified workforce, or maintain our corporate culture, which could harm our overall business and results of operations.

Our performance largely depends on the skills, capabilities and motivation of our employees (including our people leaders), as well as the environment we create for them to enable them to perform their jobs effectively. The market for specialized skill-sets remains highly competitive, particularly in emerging technologies. To the extent we are unable to differentiate our value proposition in the market, effectively develop leaders and build robust succession pipelines, it could impact our ability to deliver for our customers. Failure to attract, hire, develop, motivate and retain highly qualified talent could leave us vulnerable to not identifying and/or acting on emerging customer or market opportunities. In addition, broader trends such as escalations in global conflict and a rise in mental health needs are impacting the well-being of our people. To the extent we are unable to communicate effectively on these issues and provide support to our employees, we could experience a significant impact on our business, reputation and culture. Further, changes in and enforcement of immigration and work permit laws and visa regulations have made it difficult for employees to work in, or transfer among, jurisdictions where we operate, potentially impairing our ability to attract and retain talent. We also face increasing regulation with respect to new pay and benefits transparency requirements, which could subject us to liability or reputational harm if we do not adhere to these requirements in a timely manner.

As our workforce composition continues to change, our employees may have different expectations with respect to flexibility and well-being support. Additionally, employees may require different levels of support as to re-skilling and upskilling in order to adapt to advancements in our industry and changes in technology. Further, certain current and prospective employees may have expectations as to positions we take on environmental, social and governance matters. To the extent we are unable to effectively meet and/or balance these different expectations and needs, we could experience a negative impact to the quality of our corporate culture, the productivity of our workforce and our ability to attract and retain talent.

We rely on our people leaders to display integrity and decency, as role models for the Mastercard Way. To the extent our leaders behave in a manner that is not consistent with these values, we could experience significant impact to our brand and reputation, as well as to our corporate culture.

Any one or more of the above could harm our overall business and results of operations.

Acquisitions and Strategic Investments

Our efforts to enter into acquisitions, strategic investments or new businesses could be impacted or prevented by regulatory scrutiny and could otherwise result in issues that could disrupt our business and harm our results of operations or reputation.

We continue to evaluate our strategic acquisitions of, and investments in, complementary businesses, products or technologies. As we do so, we face increasing regulatory scrutiny with respect to antitrust, national security and other considerations that could impact these efforts. We also face competition for acquisition targets due to the nature of the market for technology companies. As a result, we could be prevented from successfully completing such acquisitions in the future. If we are not successful in these efforts, we could lose strategic opportunities that are dependent, in part, on inorganic growth.

To the extent we do make these acquisitions, we may not be able to successfully partner with or integrate them, despite original intentions and focused efforts. Such an integration also may divert management's time and resources from our core business and disrupt our operations. Moreover, we have spent, and may continue to spend, time and money on acquisitions or projects that do not sufficiently meet our expectations (either strategically or financially), which has resulted (and may in the future result) in divesting from or otherwise exiting these investments or businesses. Additionally, to the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves available to us for other uses, and to the extent the purchase price is paid with our stock, it could be dilutive to our stockholders. Furthermore, we have inherited and may in the future inherit litigation risk which has or may increase our post-acquisition costs of operations.

Any acquisition, investment or entry into a new business could subject us to new regulations or legal requirements, both directly as a result of the new business as well as in the other existing parts of our business, with which we would need to comply. This compliance could increase our costs, and we could be subject to liability or reputational harm to the extent we cannot meet any such compliance requirements. Additionally, targets that we acquire have had, and may in the future have, data practices that do not initially conform to our privacy, data protection and information security standards and data governance model, which could lead to regulatory scrutiny and reputational harm. These targets also have resulted in, and may in the future lead to, information security vulnerabilities for us.

Settlement and Third-Party Obligations

Our role as guarantor, as well as other contractual obligations and discretionary actions, expose us to risk of loss or illiquidity.

We are a guarantor of certain third-party obligations, including those of certain of our customers and service providers. In this capacity, we are exposed to credit and liquidity risks. We may incur significant losses in connection with transaction settlements if a customer fails to fund its daily settlement obligations due to technical problems, liquidity shortfalls, insolvency or other reasons. The occurrence of bank failures, such as those seen in recent years, could increase the potential for such losses. Concurrent settlement failures of more than one of our larger customers or of several smaller customers either on a given day or over a condensed period of time may exceed our available resources. In addition, Brazil recently enacted regulation requiring PSOs in Brazil (including Mastercard and Visa) to extend their responsibility for the financial and settlement integrity of payments to merchants. As we continue to be subject to increased regulation across the globe, more jurisdictions may enact similar approaches from time to time. Any such changes could increase complexity and may impact our cost of operations and financial condition.

Certain non-guaranteed transactions, as well as chargebacks to acquirers in the event of acquirer default, could result in elevated brand risk and the potential for financial loss.

We have significant contractual indemnification obligations with certain customers, which could be triggered depending on the circumstances.

Any of the above issues or events could have a material or adverse impact to our overall business and/or results of operations.

Class A Common Stock and Governance Structure

Provisions in our organizational documents and Delaware law could be considered anti-takeover provisions and have an impact on change-in-control.

Provisions contained in our amended and restated certificate of incorporation and bylaws and Delaware law could be considered anti-takeover provisions, including provisions that could delay or prevent entirely a merger or acquisition that our stockholders consider favorable. These provisions may also discourage acquisition proposals or have the effect of delaying or preventing entirely a change in control, which could harm our stock price. For example, subject to limited exceptions, our amended and restated certificate of incorporation prohibits any person from beneficially owning more than 15% of any of the Class A common stock or any other class or series of our stock with general voting power, or more than 15% of our total voting power. In addition:

• our stockholders are not entitled to the right to cumulate votes in the election of directors

• our stockholders are not entitled to act by written consent

• any representative of a Mastercard or Mastercard Foundation competitor is disqualified from service on our board of directors

Mastercard Foundation's substantial stock ownership, and restrictions on its sales, may impact corporate actions or acquisition proposals favorable to, or favored by, the other public stockholders.

Mastercard Foundation owns shares of our Class A common stock representing greater than 5% of our general voting power. Historically, Mastercard Foundation had been restricted from selling or otherwise transferring its shares of Class A common stock prior to May 1, 2027, except to the extent necessary to satisfy its charitable disbursement requirements, for which purpose earlier sales were permitted and had occurred. In July 2023, pursuant to an application in consultation with Mastercard, Mastercard Foundation received court approval to advance that date to January 1, 2024. As a result, Mastercard Foundation is now permitted to sell all or part of its remaining shares, subject to certain conditions. In March 2024, Mastercard Foundation began selling shares pursuant to an orderly and structured plan to diversify its Mastercard shares over a seven-year period, while committing to remain a long-term Mastercard stockholder and retaining a significant holding of Mastercard shares in its portfolio. The directors of Mastercard Foundation are required to be independent of us and our customers. The ownership of Class A common stock by Mastercard Foundation, together with the seven-year diversification plan, could discourage or make more difficult acquisition proposals favored by other holders of the Class A common stock. In addition, because Mastercard Foundation intends to sell its shares over an extended period of time, it may not have the same interest in short or medium-term movements in our stock price as, or incentive to approve a corporate action that may be favorable to, our other stockholders.

Item 1B. Unresolved staff comments

Not applicable.

Item 1C. Cybersecurity

Cybersecurity program

As a technology company in the global payments industry entrusted with the safeguarding of sensitive information (including personal information), cybersecurity risk management is an integral part of our overall enterprise risk management program. A robust program to protect our network from cyber and information security threats is critical to managing risk effectively. Our network and platforms incorporate multiple layers of protection, providing greater resiliency and security protection. Our programs are assessed by third parties and incorporate benchmarking and other data from peer companies and consultants. We engage in many efforts to mitigate information security challenges, including maintaining an information security program, an enterprise resilience program and insurance coverage, as well as regularly testing our systems to address potential vulnerabilities. We work with experts across the organization (as well as through other sources such as public-private partnerships) to monitor and respond quickly to a range of cyber and physical threats, including threats and incidents associated with the use of services provided by third-party providers. Our cybersecurity program provides (among other things) a framework for handling cybersecurity threats and incidents, which includes steps for identifying the nature of a cybersecurity threat (including whether the threat is associated with a third-party provider), assessing the severity of a cybersecurity threat (including advancing to key members of management where appropriate for determination of potential materiality) and implementing cybersecurity processes and procedures.

Program highlights

- We are committed to the responsible handling of personal information, and we balance our product development activities with a commitment to transparency and control, fairness and non-discrimination, as well as accountability

- Our multi-layered privacy, data protection and information security programs and practices are designed to ensure the security and responsible use of the information and data our stakeholders entrust to us

- We work with our customers, governments, policymakers and others to help develop and implement standards for secure transactions, as well as privacy-centric data practices

- Our programs are informed by third-party assessments and advice regarding best practices from consultants, peer companies and advisors

- Our programs are designed to align with internationally recognized privacy, data protection and information security standards and undergo regular certifications and attestations

- We continually test our systems to discover and address any potential vulnerabilities

- We have processes for evaluating (among other things) the privacy, data protection and information security infrastructure of our third-party providers (including examining any relevant records), and we seek to manage third-party risk with procedures to onboard our third-party providers, monitor their activity during our engagement (where possible) and off-board such third-party service providers at the end of our engagement

- We maintain a business continuity program and cyber insurance coverage

Governance and oversight of privacy, data protection and information security

Board and Committee responsibilities

Our Board and Risk Committee have specific oversight responsibilities with respect to cybersecurity and privacy risk:

- **Board:** Understanding the issues and risks that are central to the Company's success, including cybersecurity matters

- **Risk Committee:** Overseeing risks relating to our policies, procedures and strategic approach to information security (inclusive of cybersecurity), privacy and data protection, among other things

In general, the Audit Committee and Risk Committee coordinate to oversee our guidelines and policies with respect to risk assessment and risk management and our Audit Committee discusses our financial and operational risk exposures and the steps management has taken to monitor and control such exposures. In this context, the Audit Committee would be informed of a material cybersecurity incident that could have a potential impact on our financial statements.

Management responsibilities

We have a core group of senior executives who are responsible for assessing and managing risk and implementing policies, procedures and strategies pertaining to security governance, data protection and privacy. These executives include:

- **Chief Security Officer (CSO)**, who develops and oversees the programs, policies and controls we have implemented across the organization to reduce and prevent logical and physical risks, including information security and cyber risks to our people, intellectual property, data and tangible property

- **Chief Privacy and Data Responsibility Officer**, who establishes and oversees the programs, policies, processes and controls we have implemented across the organization to ensure compliance with worldwide laws and regulations regarding how we collect, use, share, store, transfer and otherwise process data and utilize AI, while also managing our relevant engagements with regulators, policymakers and key stakeholders

- **Chief Data Officer**, who establishes and oversees our efforts to maintain an ethical, responsible enterprise data program that adheres to our high standards for data quality, curation and governance while minimizing data risks

- **Data Protection Officer**, who reports to the Chief Privacy and Data Responsibility Officer and, with the support of the Global Data Protection Office, ensures that we continue to adhere to the GDPR and local privacy requirements, including by handling privacy requests from individuals and regulators

In order to be appointed to one of the roles described above, we require expertise with cybersecurity or data privacy (as applicable), as demonstrated by prior work or other cybersecurity or data privacy experience or possession of a cybersecurity or data privacy degree or certification. Each individual currently serving in these roles meets the applicable expertise requirements.

How management is informed of and monitors incidents

Our management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risks are monitored, implementing appropriate mitigation measures and maintaining our cybersecurity programs. Our cybersecurity programs are under the direction of our CSO (in coordination with our Chief Privacy and Data Responsibility Officer and Chief Data Officer, among others), who receives reports from our cybersecurity teams and monitors the prevention, detection, mitigation and remediation of cybersecurity incidents. Our management, including the CSO and our cybersecurity teams, follow a risk-based escalation process to notify the Risk Committee outside of the regular reporting cycle as appropriate when they identify an emerging risk or material issue.

Reporting to our Board

Given the importance of information security and privacy to our stakeholders, our Board receives an annual report from our CSO to discuss our program for managing information security risks, including cyber and data security risks. The Risk Committee also receives periodic briefings on data privacy from the Chief Privacy and Data Responsibility Officer. Our Risk Committee receives regular reports on our cyber readiness, our risk profile status, our cybersecurity programs, material cybersecurity risks and mitigation strategies, third-party assessments of our cybersecurity program and other cybersecurity developments. The Risk Committee Chairperson provides reports to the Board on such topics. Our Board and the Risk Committee also receive information about these topics as part of regular business, legal and regulatory updates. In addition, we engage directors as part of cybersecurity and data breach incident simulations.

Despite our efforts to identify and respond to cybersecurity threats, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. See "Risk Factors – Information Security and Operational Resilience" in Part I, Item 1A for more information about these and other risks related to information security.

Item 2. Properties

We own our corporate headquarters, located in Purchase, New York, and our principal technology and operations center, located in O'Fallon, Missouri. As of December 31, 2025, Mastercard and its subsidiaries owned or leased commercial properties throughout the U.S. and other countries around the world, consisting of corporate and regional offices, as well as our operations centers.

We believe that our facilities are suitable and adequate for the business that we currently conduct. However, we periodically review our space requirements and may acquire or lease new space to meet the needs of our business and address climate-related impacts, or consolidate and dispose of facilities that are no longer required.

Item 3. Legal proceedings

Refer to Note 19 (Legal and Regulatory Proceedings) to the consolidated financial statements included in Part II, Item 8.

Item 4. Mine safety disclosures

Not applicable.

Information about our executive officers

(as of February 11, 2026)

Name *Current Position*	Age	Previous Mastercard Experience	Previous Business Experience
Ling Hai *President, Asia Pacific, Europe, Middle East & Africa* since January 2024	55	Co-President, International Markets (2022-2023) Co-President, Asia Pacific (2015-2021) President, Enterprise Development (2014-2015) President, Greater China (2010-2014)	Various roles at Bank of America (2004-2009) and Booz Allen Hamilton (1998-2003)
Jon M. Huntsman, Jr. *Vice Chairman and President, Strategic Growth* since April 2024	65		Vice Chair, Policy, Ford Motor Company (2021-2022) U.S. Federal Government: U.S. Ambassador to Russia (2017-2019); U.S. Ambassador to China (2009-2011); U.S. Trade Ambassador (2001-2003); U.S. Ambassador to Singapore (1992-1993) Chairman, Atlantic Council (2014-2017) Chairman, Huntsman Cancer Foundation (2012-2017) Governor of Utah (2005-2009)
Linda Kirkpatrick *President, Americas* since January 2024	49	President, North America (2021-2023) President, U.S. Issuers (2020) Executive Vice President, Merchants and Acceptance (2016-2020) Senior Vice President, Core Merchants (2013-2016) Senior Vice President, Franchise Development (2011-2013) Vice President, U.S. Region (2008-2011) Vice President, Investor Relations (2006-2008)	
Jill Kramer *Chief Marketing and Communications Officer* since December 2025	56		Accenture PLC: Chief Marketing and Communications Officer (2021-2025) Senior Managing Director, Global Brand (2019-2021) Managing Director, Global Brand (2016-2019) Executive Vice President and Senior Director, BBDO Worldwide (2010-2015) Vice President, Account Director, DDB (2008-2010)

Name Current Position	Age	Previous Mastercard Experience	Previous Business Experience
Jorn Lambert *Chief Product Officer* since May 2024	54	Chief Digital Officer (2020-2024) Executive Vice President, Digital Solutions (2018-2020) Executive Vice President, Digital Channels (2013-2018) Group Head, Emerging Payments, Europe (2002-2013)	Various roles at Clearstream (1995-2002)
Edward McLaughlin *President and Chief Technology Officer, Mastercard Technology* since May 2017	60	Chief Information Officer (2016-2017) Chief Emerging Payments Officer (2010-2015) Various senior leadership roles, including Chief Franchise Development Officer and Senior Vice President, Bill Payment and Healthcare (2005-2009)	Group Vice President, Product and Strategy, Metavante Corporation (2002-2005) Co-Founder and CEO, Paytrust, Inc. (1998-2002)
Sachin Mehra *Chief Financial Officer* since April 2019	55	Chief Financial Operations Officer (2018-2019) Executive Vice President, Commercial Products (2015-2018) Executive Vice President and Business Financial Officer, North America (2013-2015) Corporate Treasurer (2010-2013)	Various senior positions at Hess Corporation, including Vice President and Treasurer (2007-2010) Various senior treasury and finance positions at General Motors Corporation and GMAC (1996-2007)
Michael Miebach *President and Chief Executive Officer* since January 2021	58	President (2020) Chief Product Officer (2016-2020) President, Middle East and Africa (2010-2015)	Managing Director, Middle East and North Africa (2008-2010) and Managing Director, Sub-Saharan Africa (2007-2008), Barclays Bank PLC Various executive positions at Citigroup in Germany, Austria, U.K. and Turkey (1994-2007)
Susan Muigai *Chief People Officer* since April 2025	56		Executive Vice President, Chief Human Resources Officer at TransUnion (2021-2025) Various executive positions at Walmart (2005-2021)
Raj Seshadri *Chief Commercial Payments Officer* since May 2024	60	President, Data and Services (2020-2024) President, U.S. Issuers (2016-2019)	Managing Director, Head of iShares U.S. Wealth Advisory business, BlackRock (2014-2016) Managing Director, Global Marketing Officer of iShares, BlackRock, Inc. (2012-2014) Various leadership positions at Citigroup (2008-2012), U.S. Trust Company (2006-2008) and McKinsey & Company, Inc. (1995-2006)

Name Current Position	Age	Previous Mastercard Experience	Previous Business Experience
Rich Verma *Chief Administrative Officer* since May 2025	57	Chief Legal Officer and Head of Global Public Policy (2021-2023) Executive Vice President, Global Public Policy and Regulatory Affairs (2020-2021)	Deputy Secretary of State for Management and Resources, U.S. Department of State (2023-2025) Vice Chairman, The Asia Group (2017-2020) U.S. Ambassador to India, U.S. Department of State (2014-2017) Partner and Senior Counselor, Steptoe & Johnson LLP (2011-2014) Assistant Secretary of State for Legislative Affairs, U.S. Department of State (2009-2011) Senior National Security Advisor to U.S. Senate Majority Leader (2002-2007)
Craig Vosburg *Chief Services Officer* since May 2024	58	Chief Product Officer (2021-2024) President, North America (2016-2020) Chief Product Officer (2014-2015) Executive Vice President, U.S. Market Development (2010-2014) Various senior leadership roles, including Head of Mastercard Advisors, U.S. and Canada and Head of Mastercard Advisors, Southeast Asia, Greater China and South Asia/Middle East/Africa (2006-2010)	Senior member-financial services practice, Bain & Company (2002-2006) and A.T. Kearney (1997-2002) Vice President, CoreStates Financial Corporation (1989-1995)

PART II

Item 5. Market for registrant's common equity, related stockholder matters and issuer purchases of equity securities

Item 6. Reserved

Item 7. Management's discussion and analysis of financial condition and results of operations

Item 7A. Quantitative and qualitative disclosures about market risk

Item 8. Financial statements and supplementary data

Item 9. Changes in and disagreements with accountants on accounting and financial disclosure

Item 9A. Controls and procedures

Item 9B. Other information

Item 9C. Disclosure regarding foreign jurisdictions that prevent inspections

Item 5. Market for registrant's common equity, related stockholder matters and issuer purchases of equity securities

Our Class A common stock trades on the New York Stock Exchange under the symbol "MA". At February 6, 2026, we had 71 stockholders of record for our Class A common stock. We believe that the number of beneficial owners is substantially greater than the number of record holders because a large portion of our Class A common stock is held in "street name" by brokers.

There is currently no established public trading market for our Class B common stock. There were approximately 207 holders of record of our non-voting Class B common stock as of February 6, 2026, constituting approximately 0.7% of our total outstanding equity.

Stock Performance Graph

The graph and table below compare the cumulative total stockholder return of Mastercard's Class A common stock, the S&P 500 and the S&P 500 Financials for the five-year period ended December 31, 2025. The graph assumes a $100 investment in our Class A common stock and both of the indices and the reinvestment of dividends. Mastercard's Class B common stock is not publicly traded or listed on any exchange or dealer quotation system.

Comparison of cumulative five-year total return



Total returns to stockholders for each of the years presented were as follows:

| | Base period | Indexed Returns | | | | |
| | | For the Years Ended December 31, | | | | |
Company/Index	2020	2021	2022	2023	2024	2025
Mastercard	$ 100.00	$ 101.16	$ 98.47	$ 121.51	$ 150.88	$ 164.50
S&P 500	100.00	128.71	105.40	133.10	166.40	196.16
S&P 500 Financials	100.00	135.04	120.81	135.49	176.89	203.47

Dividend Declaration and Policy

The following table summarizes the dividends declared by our Board of Directors on our outstanding Class A common stock and Class B common stock, payable in 2026:

Date of Declaration	Amount Payable per Share		Record Date	Date Payable
December 9, 2025	$	0.87	January 9, 2026	February 9, 2026
February 10, 2026	$	0.87	April 9, 2026	May 8, 2026

Subject to legally available funds, we intend to continue to pay a quarterly cash dividend on our outstanding Class A common stock and Class B common stock. However, the declaration and payment of future dividends is at the sole discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, available cash and current and anticipated cash needs.

Issuer Purchases of Equity Securities

The following table presents the repurchase activity of our Class A common stock on a cash basis during the fourth quarter of 2025:

Period	Total Number of Shares Purchased	Average Price Paid per Share (including commission cost)		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Dollar Value of Shares that may yet be Purchased under the Plans or Programs [1]	
October 1 – 31	2,646,404	$	567.86	2,646,404	$	5,516,017,590
November 1 – 30	2,027,835	$	546.34	2,027,835	$	4,408,129,281
December 1 – 31	1,691,869	$	559.56	1,691,869	$	17,461,429,536
Total	6,366,108	$	558.80	6,366,108		

[1] Dollar value of shares that may yet be purchased under the share repurchase programs is as of the end of the period. In December 2025 and 2024, our Board of Directors approved programs authorizing us to repurchase shares of our Class A common stock up to $14.0 billion and $12.0 billion, respectively. See Note 14 (Stockholders' Equity) to the consolidated financial statements included in Part II, Item 8 for further discussion with respect to our share repurchase programs.

Item 6. [Reserved]

Item 7. Management's discussion and analysis of financial condition and results of operations

The following discussion should be read in conjunction with the consolidated financial statements and notes of Mastercard Incorporated and its consolidated subsidiaries, including Mastercard International Incorporated (together, "Mastercard" or the "Company"), included elsewhere in this Report. Percentage changes provided throughout "Management's Discussion and Analysis of Financial Condition and Results of Operations" were calculated on amounts rounded to the nearest thousand. For discussion related to the results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, please see Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2024.

Business Overview

Mastercard is a technology company in the global payments industry. We connect consumers, financial institutions, merchants, governments, digital partners, businesses and other organizations worldwide by enabling electronic payments and making those payment transactions secure, simple, smart and accessible. We make payments easier and more efficient by providing a wide range of payment solutions and services using our family of well-known and trusted brands, including our primary brand Mastercard®, as well as our Maestro® and Cirrus® brands. We operate a payments network that provides choice and flexibility for consumers, merchants and our customers. Through our unique and proprietary global payments network, we switch (authorize, clear and settle) payment transactions. We have additional payments capabilities that include automated clearing house ("ACH") transactions (both batch and real-time account-based payments). Using these capabilities, we offer consumer and commercial payment products, capture new payment flows and provide services and solutions. These services and solutions include, among others, security solutions, consumer acquisition and engagement services, business and market insights, digital and authentication, processing and gateway and other solutions, all of which draw on our principled and responsible use of secure data. Our capabilities strengthen, reinforce and complement each other and are fundamentally interdependent. For our global payments network, our franchise model sets the standards and ground-rules that balance value and risk across (and allow for interoperability among) all stakeholders. We employ a multi-layered approach to help protect the global payments ecosystem in which we operate.

Mastercard is not a financial institution. We do not issue cards, extend credit, determine or receive revenue from interest rates or other fees charged to account holders by issuers (the account holders' financial institutions), nor do we establish the rates charged by acquirers (the merchants' financial institutions) in connection with merchants' acceptance of our products. In most cases, account holder relationships belong to, and are managed by, our customers.

Financial Results Overview

The following table provides a summary of our key GAAP operating results, as reported:

	Years ended December 31,			2025 Increase/ (Decrease)	2024 Increase/ (Decrease)
	2025	2024	2023		
	(in millions, except percentages and per share data)				
Net revenue	$ 32,791	$ 28,167	$ 25,098	16%	12%
Operating expenses	$ 13,894	$ 12,585	$ 11,090	10%	13%
Operating income	$ 18,897	$ 15,582	$ 14,008	21%	11%
Operating margin	57.6 %	55.3 %	55.8 %	2.3 ppt	(0.5) ppt
Income tax expense	$ 3,610	$ 2,380	$ 2,444	52%	(3)%
Effective income tax rate	19.4 %	15.6 %	17.9 %	3.8 ppt	(2.3) ppt
Net income	$ 14,968	$ 12,874	$ 11,195	16%	15%
Diluted earnings per share	$ 16.52	$ 13.89	$ 11.83	19%	17%
Diluted weighted-average shares outstanding	906	927	946	(2)%	(2)%

Note: Table may not sum due to rounding.

The following table provides a summary of our key non-GAAP operating results[1], adjusted to exclude the impact of gains and losses on our equity investments, Special Items (which represent litigation judgments and settlements and certain one-time items) and the related tax impacts on our non-GAAP adjustments. In addition, we have presented growth rates adjusted for the impact of currency:

	Years ended December 31,			2025 Increase/(Decrease)		2024 Increase/(Decrease)	
	2025	2024	2023	As adjusted	Currency-neutral	As adjusted	Currency-neutral
	(in millions, except percentages and per share data)						
Net revenue	$ 32,791	$ 28,167	$ 25,098	16%	15%	12%	13%
Adjusted operating expenses	$ 13,389	$ 11,714	$ 10,551	14%	14%	11%	11%
Adjusted operating margin	59.2 %	58.4 %	58.0 %	0.8 ppt	0.7 ppt	0.4 ppt	0.7 ppt
Adjusted effective income tax rate	19.6 %	16.2 %	18.5 %	3.4 ppt	3.4 ppt	(2.3) ppt	(2.2) ppt
Adjusted net income	$ 15,415	$ 13,541	$ 11,607	14%	13%	17%	18%
Adjusted diluted earnings per share	$ 17.01	$ 14.60	$ 12.26	17%	15%	19%	21%

Note: Table may not sum due to rounding.

[1] See "Non-GAAP Financial Information" for further information on our non-GAAP adjustments and the reconciliation to GAAP reported amounts.

Key highlights for 2025 as compared to 2024 were as follows:

Net revenue	
GAAP	Non-GAAP (currency-neutral)
up 16%	up 15%

Both the as-reported and currency-neutral net revenue increases were attributable to growth in our payment network and value-added services and solutions.

Operating expenses	Adjusted operating expenses
GAAP	Non-GAAP (currency-neutral)
up 10%	up 14%

Both the as-reported and as-adjusted operating expenses increases were primarily due to higher general and administrative expenses.

Effective income tax rate	Adjusted effective income tax rate
GAAP	Non-GAAP
19.4%	19.6%
up 3.8 ppt	up 3.4 ppt

Both the as-reported and as-adjusted effective income tax rates were higher versus the comparable period in 2024, primarily due to a change in the net tax effect of our Singapore operations, which includes the 15% global minimum tax rate (Pillar 2 Rules) that took effect in 2025. Additionally, a change in our geographic mix of earnings contributed to the higher effective income tax rates, partially offset by net discrete tax benefits.

Other 2025 financial highlights were as follows:

- We generated net cash flows from operations of $17.6 billion.

- We repurchased 21.1 million shares of our common stock for $11.7 billion and paid dividends of $2.8 billion.

- We completed a debt offering in February 2025 for an aggregate principal amount of $1.25 billion.

Non-GAAP Financial Information

Non-GAAP financial information is defined as a numerical measure of a company's performance that excludes or includes amounts so as to be different than the most comparable measure calculated and presented in accordance with accounting principles generally accepted in the United States ("GAAP"). As described more fully below, our non-GAAP financial measures exclude, where applicable, the impact of gains and losses on our equity investments, which includes mark-to-market fair value adjustments, impairments and gains and losses upon disposition, as well as the related tax impacts. Our non-GAAP financial measures also exclude, where applicable, the impact of special items, which represent litigation judgments and settlements and/or certain one-time items, as well as the related tax impacts ("Special Items"). We also present growth rates adjusted for the impact of currency, which is a non-GAAP financial measure. We believe that the non-GAAP financial measures presented facilitate an understanding of our operating performance and provide a meaningful comparison of our results between periods. We use non-GAAP financial measures to evaluate our ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of performance-based compensation, among other things. We excluded these items because management evaluates the underlying operations and performance of the Company separately from these recurring and nonrecurring items. Operating expenses, operating margin, other income (expense), effective income tax rate, net income and diluted earnings per share, each as adjusted for the impact of gains and losses on our equity investments, Special Items and/or the impact of currency, should not be relied upon as substitutes for measures calculated in accordance with GAAP.

Our non-GAAP financial measures for the comparable periods exclude the impact of the following:

Gains and Losses on Equity Investments

- During 2025, 2024 and 2023, we recorded net pre-tax losses of $88 million ($90 million after tax, or $0.10 per diluted share), $29 million ($25 million after tax, or $0.03 per diluted share) and $61 million ($36 million after tax, or $0.04 per diluted share), respectively. These net losses were primarily related to unrealized fair market value adjustments on marketable and nonmarketable equity securities.

Special Items

Litigation provisions

- During 2025, we recorded pre-tax charges of $504 million ($357 million after tax, or $0.39 per diluted share), primarily as a result of a change in estimate related to the claims of merchants who opted out of the U.S. merchant class litigation, a legal provision associated with the U.S. liability shift litigation and a legal provision associated with the ATM non-discrimination rule surcharge complaints.

- During 2024, we recorded pre-tax charges of $680 million ($495 million after tax, or $0.53 per diluted share), primarily as a result of a legal provision associated with the U.K. consumer class action settlement, settlements with a number of U.K. merchants and a change in estimate related to the claims of merchants who opted out of the U.S. merchant class litigation.

- During 2023, we recorded pre-tax charges of $539 million ($376 million after tax, or $0.40 per diluted share), primarily as a result of changes in the estimate related to the claims of merchants who opted out of the U.S. merchant class litigation and settlements with a number of U.K. and Pan-European merchants.

Restructuring charge

- During 2024, we recorded a restructuring charge of $190 million ($147 million after tax, or $0.16 per diluted share). The restructuring action was intended to streamline our organization, delivering efficiencies to enable reinvestment in our business to support the realization of our long-term growth opportunities.

See Note 5 (Investments) and Note 19 (Legal and Regulatory Proceedings) to the consolidated financial statements included in Part II, Item 8 of this Report for further discussion related to certain of the items discussed above.

Currency-neutral Growth Rates

Currency-neutral growth rates are non-GAAP financial measures and are calculated by remeasuring the prior period's results using the current period's exchange rates for both the translational and transactional impacts on operating results. The impact of currency translation represents the effect of translating operating results where the functional currency is different from our U.S. dollar reporting currency. The impact of the transactional currency represents the effect of converting revenue and expenses occurring in a currency other than the functional currency of the entity. The impact of the related realized gains and losses resulting from our foreign exchange derivative contracts designated as cash flow hedging instruments (specifically those that manage the impact of foreign currency variability on anticipated revenues and expenses) is recognized in the respective financial statement line item on the consolidated statements of operations when the underlying forecasted transactions impact earnings.

The translational and transactional impact of currency and the related impact of our foreign exchange derivative contracts designated as cash flow hedging instruments as specified in the preceding paragraph (collectively, the "Currency Impact") has been excluded from our currency-neutral growth rates and has been identified in the "Non-GAAP Reconciliations" tables below and our "Drivers of Change" tables. See "Foreign Currency - Currency Impact" for further information on our currency impacts and "Financial Results - Net Revenue" and "Financial Results - Operating Expenses" for our "Drivers of Change" tables.

Non-GAAP Reconciliations

The following tables reconcile our reported financial measures calculated in accordance with GAAP to the respective adjusted non-GAAP financial measures:

	Year ended December 31, 2025					
	Operating expenses	Operating margin	Other income (expense)	Effective income tax rate	Net income	Diluted earnings per share
	($ in millions, except per share data)					
Reported - GAAP	$ 13,894	57.6 %	$ (319)	19.4 %	$ 14,968	$ 16.52
(Gains) losses on equity investments	**	**	88	(0.1)%	90	0.10
Litigation provisions	(504)	1.5 %	**	0.3 %	357	0.39
Adjusted - Non-GAAP	$ 13,389	59.2 %	$ (232)	19.6 %	$ 15,415	$ 17.01

	Year ended December 31, 2024					
	Operating expenses	Operating margin	Other income (expense)	Effective income tax rate	Net income	Diluted earnings per share
	($ in millions, except per share data)					
Reported - GAAP	$ 12,585	55.3 %	$ (328)	15.6 %	$ 12,874	$ 13.89
(Gains) losses on equity investments	**	**	29	— %	25	0.03
Litigation provisions	(680)	2.4 %	**	0.5 %	495	0.53
Restructuring charge	(190)	0.7 %	**	0.1 %	147	0.16
Adjusted - Non-GAAP	$ 11,714	58.4 %	$ (300)	16.2 %	$ 13,541	$ 14.60

	Year ended December 31, 2023					
	Operating expenses	Operating margin	Other income (expense)	Effective income tax rate	Net income	Diluted earnings per share
	($ in millions, except per share data)					
Reported - GAAP	$ 11,090	55.8 %	$ (369)	17.9 %	$ 11,195	11.83
(Gains) losses on equity investments	**	**	61	0.1 %	36	0.04
Litigation provisions	(539)	2.1 %	**	0.5 %	376	0.40
Adjusted - Non-GAAP	$ 10,551	58.0 %	$ (308)	18.5 %	$ 11,607	$ 12.26

Note: Tables may not sum due to rounding.

** Not applicable.

The following tables represent the reconciliation of our growth rates reported under GAAP to our non-GAAP growth rates:

	Year Ended December 31, 2025 as compared to the Year Ended December 31, 2024				
	Increase/(Decrease)				
	Operating expenses	Operating margin	Effective income tax rate	Net income	Diluted earnings per share
Reported - GAAP	10 %	2.3 ppt	3.8 ppt	16 %	19 %
(Gains) losses on equity investments	**	**	(0.1) ppt	— %	— %
Litigation provisions	2 %	(0.9) ppt	(0.2) ppt	(2)%	(2)%
Restructuring charge	2 %	(0.7) ppt	(0.1) ppt	(1)%	(1)%
Adjusted - Non-GAAP	14 %	0.8 ppt	3.4 ppt	14 %	17 %
Currency Impact	(1)%	(0.1) ppt	(0.1) ppt	(1)%	(1)%
Adjusted - Non-GAAP - currency-neutral	14 %	0.7 ppt	3.4 ppt	13 %	15 %

	Year Ended December 31, 2024 as compared to the Year Ended December 31, 2023				
	Increase/(Decrease)				
	Operating expenses	Operating margin	Effective income tax rate	Net income	Diluted earnings per share
Reported - GAAP	13 %	(0.5) ppt	(2.3) ppt	15 %	17 %
(Gains) losses on equity investments	**	**	(0.1) ppt	— %	— %
Litigation provisions	(1)%	0.3 ppt	— ppt	1 %	1 %
Restructuring charge	(2)%	0.7 ppt	0.1 ppt	1 %	1 %
Adjusted - Non-GAAP	11 %	0.4 ppt	(2.3) ppt	17 %	19 %
Currency Impact	— %	0.3 ppt	0.1 ppt	1 %	1 %
Adjusted - Non-GAAP - currency-neutral	11 %	0.7 ppt	(2.2) ppt	18 %	21 %

Note: Tables may not sum due to rounding.
** Not applicable.

Key Metrics and Drivers

In addition to the financial measures described above in "Financial Results Overview", we review the following metrics to evaluate and identify trends in our business, measure our performance, prepare financial projections and make strategic decisions. We believe that the key metrics presented facilitate an understanding of our operating and financial performance and provide a meaningful comparison of our results between periods.

Operating Margin measures how much profit we make on each dollar of sales after our operating costs but before other income (expense) and income tax expense. Operating margin is calculated by dividing our operating income by net revenue.

Key Drivers

Gross Dollar Volume ("GDV")[1] measures dollar volume of activity, including both domestic and cross-border volume, on cards carrying our brands during the period, on a local currency basis and U.S. dollar-converted basis. GDV represents purchase volume plus cash volume; "purchase volume" means the aggregate dollar amount of purchases made with Mastercard-branded cards for the relevant period; and "cash volume" means the aggregate dollar amount of cash disbursements and includes the impact of balance transfers and convenience checks obtained with Mastercard-branded cards for the relevant period. Information denominated in U.S. dollars relating to GDV is calculated by applying an established U.S. dollar/local currency exchange rate for each local currency in which our volumes are reported. These exchange rates are calculated on a quarterly basis using the average exchange rate for each quarter. We report period-over-period rates of change in purchase volume and cash volume on the basis of local currency information, in order to eliminate the impact of changes in the value of currencies against the U.S. dollar in calculating such rates of change.

[1] Data used in the calculation of GDV is provided by Mastercard customers and is subject to verification by Mastercard and partial cross-checking against information provided by Mastercard's transaction switching systems. All data is subject to revision and amendment by Mastercard or Mastercard's customers.

Cross-border Volume Growth measures the growth of cross-border dollar volume during the period, on a local currency basis and U.S. dollar-converted basis, for all Mastercard-branded programs.

Switched Transactions measures the number of transactions switched by Mastercard, which is defined as the number of transactions initiated and switched through our network during the period.

The following tables provide a summary of the growth trends in our key drivers.

	For the Years Ended December 31,			
	2025		2024	
	Increase/(Decrease)			
	USD	Local	USD	Local
Mastercard-branded GDV growth [1]	9%	9%	8%	11%
United States	6%	6%	7%	7%
Worldwide less United States	10%	10%	9%	12%
Cross-border volume growth [1]	18%	15%	17%	18%

	For the Years Ended December 31,	
	2025	2024
	Increase/(Decrease)	
Switched transactions growth	10%	11%

[1] Excludes volume generated by Maestro and Cirrus cards.

Key Metrics related to the Payment Network

Assessments represent agreed upon standard pricing provided to our customers based on various forms of payment-related activity. Assessments are used internally by management to monitor operating performance as it allows for comparability and provides visibility into cardholder trends. Assessments do not represent our net revenue.

The following provides additional information on our key metrics related to the payment network:

- **Domestic assessments** are charges based on activity related to cards that carry the Company's brands where the merchant country and the country of issuance are the same. These assessments are primarily driven by the domestic dollar volume of activity (e.g., domestic purchase volume, domestic cash volume) or the number of cards issued.

- **Cross-border assessments** are charges based on activity related to cards that carry the Company's brands where the merchant country and the country of issuance are different. These assessments are primarily driven by the cross-border dollar volume of activity (e.g., cross-border purchase volume, cross-border cash volume).

- **Transaction processing assessments** are charges primarily driven by the number of switched transactions on our payment network. Switching activities include:

  - Authorization, the process by which a transaction is routed to the issuer for approval

  - Clearing, the determination and exchange of financial transaction information between issuers and acquirers after a transaction has been successfully conducted at the point of interaction

  - Settlement, which facilitates the determination and exchange of funds between parties

  These assessments can also include connectivity services and network access, which are based on the volume of data transmitted and the number of authorization and settlement messages.

- **Other network assessments** are charges for licensing, implementation and other franchise fees.

The following table provides a summary of our key metrics related to the payment network.

	Years ended December 31,			2025		2024	
				Increase/(Decrease)		Increase/(Decrease)	
	2025	2024	2023	As reported	Currency-neutral	As reported	Currency-neutral
	($ in millions)						
Domestic assessments	$ 11,029	$ 10,245	$ 9,566	8%	8%	7%	9%
Cross-border assessments	12,021	10,181	8,409	18%	17%	21%	22%
Transaction processing assessments	15,930	13,602	12,067	17%	16%	13%	14%
Other network assessments	1,018	936	963	9%	8%	(3)%	(3)%

Foreign Currency

Currency Impact

Our primary functional currencies are the U.S. dollar, euro, British pound and the Brazilian real. Our overall operating results are impacted by currency translation, which represents the effect of translating operating results where the functional currency is different than our U.S. dollar reporting currency.

Our operating results are also impacted by transactional currency. The impact of the transactional currency represents the effect of converting revenue and expense transactions occurring in a currency other than the functional currency. Changes in currency exchange rates directly impact the calculation of GDV, which is used in the calculation of our key metrics related to domestic assessments and cross-border assessments as well as certain volume-related rebates and incentives. GDV is calculated based on local currency spending volume converted to U.S. dollars and euros using average exchange rates for the period. As a result, our key metrics related to domestic assessments and cross-border assessments as well as certain volume-related rebates and incentives are impacted by the strengthening or weakening of the U.S. dollar and euro versus local currencies. For example, our billing in Australia is in the U.S. dollar, however, consumer spend in Australia is in the Australian dollar. The transactional currency impact of converting Australian dollars to our U.S. dollar billing currency will have an impact on the revenue generated. The strengthening or weakening of the U.S. dollar is evident when GDV growth on a U.S. dollar-converted basis is compared to GDV growth on a local currency basis. In 2025, GDV on a U.S. dollar-converted basis increased 8.7%, while GDV on a local currency basis increased 8.6% versus 2024. In 2024, GDV on a U.S. dollar-converted basis increased 8.1%, while GDV on a local currency basis increased 10.7% versus 2023. Further, the impact from transactional currency occurs in our key metrics related to transaction processing assessments and other network assessments as well as value-added services and solutions revenue and operating expenses when the transacting currency of these items is different than the functional currency of the entity.

To manage the impact of foreign currency variability on anticipated revenues and expenses, we may enter into foreign exchange derivative contracts and designate such derivatives as hedging instruments in a cash flow hedging relationship as discussed further in Note 21 (Derivative and Hedging Instruments) to the consolidated financial statements included in Part II, Item 8.

Foreign Exchange Activity

We incur foreign currency gains and losses from remeasuring monetary assets and liabilities that are denominated in a currency other than the functional currency of the entity. To manage this foreign exchange risk, we may enter into foreign exchange derivative contracts to economically hedge the foreign currency exposure of our nonfunctional currency monetary assets and liabilities. The gains or losses resulting from the changes in fair value of these contracts are intended to reduce the potential effect of the underlying hedged exposure and are recorded net within general and administrative expenses on the consolidated statements of operations. The impact of this foreign exchange activity, including with the related hedging activities, has not been eliminated in our currency-neutral results.

Our foreign exchange risk management activities are discussed further in Note 21 (Derivative and Hedging Instruments) to the consolidated financial statements included in Part II, Item 8.

Financial Results

Net Revenue

The components of net revenue were as follows:

	For the Years Ended December 31,			Increase/(Decrease)	
	2025	2024	2023	2025	2024
		($ in millions)			
Payment network	$ 19,476	$ 17,335	$ 15,824	12%	10%
Value-added services and solutions	13,315	10,832	9,274	23%	17%
Total net revenue	$ 32,791	$ 28,167	$ 25,098	16%	12%

Net revenue increased 16%, or 15% on a currency-neutral basis, in 2025 versus the prior year, which included a 1 percentage point increase from acquisitions completed in 2024 ("Acquisitions"). The remaining increase in net revenue was attributable to organic growth in our payment network and value-added services and solutions.

Net revenue from our payment network increased 12%, on both an as-reported and currency-neutral basis, in 2025 versus the prior year. The increase was primarily driven by growth in domestic and cross-border dollar volumes and an increase in the number of switched transactions, reflecting growth trends across all of our key drivers. Net revenue from our payment network included $20,522 million of rebates and incentives provided to customers, which increased 16%, on both an as-reported and currency-neutral basis, in 2025 versus the prior year, primarily due to an increase in our key drivers as well as new and renewed deals.

Net revenue from our value-added services and solutions increased 23%, or 21% on a currency-neutral basis, in 2025 versus the prior year, which included a 3 percentage point increase from Acquisitions. The remaining increase was driven primarily by (1) growth in our underlying key drivers, (2) our security and digital and authentication solutions, and consumer acquisition and engagement services, (3) pricing and (4) our business and market insights.

See Note 3 (Revenue) to the consolidated financial statements included in Part II, Item 8 for a further discussion of how we recognize revenue.

Drivers of Change

The following table summarizes the drivers of change in net revenue:

	For the Years Ended December 31,							
	Operational		Acquisitions		Currency Impact [1]		Total	
	2025	2024	2025	2024	2025	2024	2025	2024
Payment network	12%	11%	**	**	1%	(1)%	12 %	10 %
Value-added services and solutions	18%	17%	3%	—%	2%	(1)%	23 %	17 %
Net revenue	14%	13%	1%	—%	1%	(1)%	16 %	12 %

Note: Table may not sum due to rounding.
** Not applicable.
[1] Includes the translational and transactional impact of currency and the related impact of our foreign exchange derivative contracts designated as cash flow hedging instruments. See "Non-GAAP Financial Information - Currency-neutral Growth Rates" for further information on our currency impact non-GAAP adjustment.

No individual country, other than the United States, generated more than 10% of net revenue in any such period. A significant portion of our net revenue is concentrated among our five largest customers. In 2025, the net revenue from these customers was approximately $6.9 billion, or 21%, of total net revenue. The loss of any of these customers or their significant card programs could adversely impact our revenue.

Operating Expenses

Operating expenses increased 10% in 2025 versus the prior year. Adjusted operating expenses increased 14%, on both an as-adjusted and currency-neutral basis, versus the prior year.

The components of operating expenses were as follows:

	For the Years Ended December 31,			Increase/(Decrease)	
	2025	**2024**	**2023**	**2025**	**2024**
		($ in millions)			
General and administrative	$ 11,318	$ 10,193	$ 8,927	11 %	14 %
Advertising and marketing	929	815	825	14 %	(1)%
Depreciation and amortization	1,143	897	799	27 %	12 %
Provision for litigation	504	680	539	(26)%	26 %
Total operating expenses	13,894	12,585	11,090	10 %	13 %
Special Items [1]	(504)	(870)	(539)	**	**
Adjusted total operating expenses [1]	$ 13,389	$ 11,714	$ 10,551	14 %	11 %

Note: Table may not sum due to rounding.
** Not meaningful.
[1]   See "Non-GAAP Financial Information" for further information on our non-GAAP adjustments and the reconciliation to GAAP reported amounts.

Drivers of Change

The following table summarizes the drivers of change in operating expenses:

	For the Years Ended December 31,									
	Operational		Acquisitions		Currency Impact [1,2]		Special Items [2]		Total	
	2025	**2024**	**2025**	**2024**	**2025**	**2024**	**2025**	**2024**	**2025**	**2024**
General and administrative	9%	12 %	4 %	1 %	1 %	— %	(2)%	2 %	11 %	14 %
Advertising and marketing	7%	— %	5 %	— %	2 %	(1)%	**	**	14 %	(1)%
Depreciation and amortization	13%	12 %	13 %	— %	1 %	— %	**	**	27 %	12 %
Provision for litigation	**	**	**	**	**	**	(26)%	26 %	(26)%	26 %
Total operating expenses	9%	11 %	4 %	— %	1 %	— %	(4)%	2 %	10 %	13 %

Note: Table may not sum due to rounding.
** Not applicable.
[1]   Represents the translational and transactional impact of currency.
[2]   See "Non-GAAP Financial Information" for further information on our non-GAAP adjustments and the reconciliation to GAAP reported amounts.

General and Administrative

General and administrative expenses increased 11%, on both an as-reported and currency-neutral basis, in 2025 versus the prior year, which included a 4 percentage point increase from Acquisitions and a 2 percentage point decrease from Special Items. The remaining increase was primarily due to higher personnel costs to support the continued investment in our strategic initiatives across payments and value-added services and solutions, as well as fulfillment costs to provide marketing and consulting services. This increase was partially offset by a 2 percentage point decrease related to various new multi-year government grants that we received in 2025 with respect to investments in select jurisdictions.

The components of general and administrative expenses were as follows:

	For the Years Ended December 31,			Increase/(Decrease)	
	2025	2024	2023	2025	2024
	($ in millions)				
Personnel	$ 7,251	$ 6,673	$ 6,022	9%	11%
Professional fees	537	549	495	(2)%	11%
Data processing and telecommunications	1,272	1,119	1,008	14%	11%
Foreign exchange activity [1]	113	65	83	74%	(22)%
Other	2,145	1,787	1,319	20%	35%
Total general and administrative expenses	$ 11,318	$ 10,193	$ 8,927	11%	14%

Note: Table may not sum due to rounding.

[1] Foreign exchange activity includes the impact of remeasurement of assets and liabilities denominated in foreign currencies net of the impact of gains and losses on foreign exchange derivative contracts. See Note 21 (Derivative and Hedging Instruments) to the consolidated financial statements included in Part II, Item 8 for further discussion.

Advertising and Marketing

Advertising and marketing expenses increased 14%, or 12% on a currency-neutral basis, in 2025 versus the prior year, which included a 5 percentage point increase from Acquisitions. The remaining increase was primarily due to an increase in spending on sponsorships and marketing campaigns.

Depreciation and Amortization

Depreciation and amortization expenses increased 27%, or 26% on a currency-neutral basis, in 2025 versus the prior year, which included a 13 percentage point increase from Acquisitions. The remaining increase was primarily due to higher capitalized software amortization, which is in line with the increase in capitalized software driven by the continued growth of our business.

Provision for Litigation

In 2025, we recorded charges of $504 million, primarily as a result of a change in estimate related to the claims of merchants who opted out of the U.S. merchant class litigation, a legal provision associated with the U.S. liability shift litigation and a legal provision associated with the ATM non-discrimination rule surcharge complaints. In 2024, we recorded charges of $680 million, primarily as a result of a legal provision associated with the U.K. consumer class action settlement, settlements with a number of U.K. merchants and a change in estimate related to the claims of merchants who opted out of the U.S. merchant class litigation. In 2023, we recorded charges of $539 million, primarily as a result of changes in the estimate related to the claims of merchants who opted out of the U.S. merchant class litigation and settlements with a number of U.K. and Pan-European merchants. See Note 19 (Legal and Regulatory Proceedings) to the consolidated financial statements included in Part II, Item 8 for further discussion.

Other Income (Expense)

The components of total other income (expense) were as follows:

	For the Years Ended December 31,			Favorable/ (Unfavorable)	
	2025	2024	2023	2025	2024
	(in millions)				
Investment income	$ 325	$ 327	$ 274	$ (2)	$ 53
Gains (losses) on equity investments, net	(88)	(29)	(61)	(59)	32
Interest expense	(722)	(646)	(575)	(76)	(71)
Other income (expense), net [1]	166	20	(7)	146	27
Total other income (expense)	(319)	(328)	(369)	9	41
(Gains) losses on equity investments, net [2]	88	29	61	59	(32)
Adjusted total other income (expense) [2]	$ (232)	$ (300)	$ (308)	$ 68	$ 9

Note: Table may not sum due to rounding.

[1] Other income (expense), net increased in 2025 versus the prior year, primarily driven by approximately $135 million recognized related to government grants.

[2] See "Non-GAAP Financial Information" for further information on our non-GAAP adjustments and the reconciliation to GAAP reported amounts.

Income Taxes

The effective income tax rates for the years ended December 31, 2025 and 2024 were 19.4% and 15.6%, respectively. The adjusted effective income tax rates for the years ended December 31, 2025 and 2024 were 19.6% and 16.2%, respectively. Both the as-reported and as-adjusted effective income tax rates were higher versus 2024, primarily due to a change in the net tax effect of our Singapore operations, which includes the Pillar 2 Rules that took effect in 2025. Additionally, a change in our geographic mix of earnings contributed to the higher effective income tax rates, partially offset by net discrete tax benefits.

See Note 18 (Income Taxes) to the consolidated financial statements included in Part II, Item 8 for further discussion.

In July 2025, the U.S. enacted the One Big Beautiful Bill Act (OBBBA). While we continue to analyze the impacts of the OBBBA, at this time it is not expected to have a material impact on our financial statements.

Liquidity and Capital Resources

We rely on existing liquidity (our cash, cash equivalents and investments), cash generated from operations and access to capital to fund our global operations, credit and settlement exposure, capital expenditures, investments in our business and current and potential obligations. The following table summarizes the cash, cash equivalents, investments and credit available to us at December 31:

	2025	2024
	(in billions)	
Cash, cash equivalents and investments [1]	$ 10.9	$ 8.8
Unused line of credit	8.0	8.0

[1] Investments include available-for-sale securities and held-to-maturity securities. This amount excludes restricted cash and restricted cash equivalents of $2.7 billion and $2.4 billion at December 31, 2025 and 2024, respectively.

We believe that our existing liquidity, our cash flow generating capabilities, and our access to capital resources are sufficient to satisfy our future operating cash needs, capital asset purchases, outstanding commitments and other liquidity requirements associated with our existing operations and potential obligations which include litigation provisions and credit and settlement exposure.

Our liquidity and access to capital could be negatively impacted by global credit market conditions. We guarantee the settlement of many of the transactions between our customers. Historically, payments under these guarantees have not been significant; however, historical trends may not be indicative of potential future losses. The risk of loss on these guarantees is specific to individual customers, but may also be driven by regional or global economic and market conditions, including, but not limited to the health of the financial institutions in a country or region. See Note 20 (Settlement and Other Risk Management) to the consolidated financial statements in Part II, Item 8 for a description of these guarantees.

Our liquidity and access to capital could also be negatively impacted by the outcome of any of the legal or regulatory proceedings to which we are a party. For additional discussion of these and other risks facing our business, see Part I, Item 1A - Risk Factors - Legal and Regulatory Risks and Note 19 (Legal and Regulatory Proceedings) to the consolidated financial statements included in Part II, Item 8.

Cash Flows

The table below shows a summary of the cash flows from operating, investing and financing activities:

	For the Years Ended December 31,		
	2025	2024	2023
	(in millions)		
Net cash provided by operating activities	$ 17,648	$ 14,780	$ 11,980
Net cash used in investing activities	(1,362)	(3,402)	(1,351)
Net cash used in financing activities	(14,179)	(10,836)	(9,488)

Net cash provided by operating activities increased $2.9 billion in 2025 versus the prior year, primarily due to higher net income after adjusting for non-cash items.

Net cash used in investing activities decreased $2.0 billion in 2025 versus the prior year, primarily due to less cash paid for business acquisitions and lower purchases of investment securities, partially offset by lower proceeds from maturities and sales of investment securities.

Net cash used in financing activities increased $3.3 billion in 2025 versus the prior year, primarily due to lower proceeds from debt and higher cash paid for repurchases of our Class A common stock and dividends, partially offset by higher repayments of debt in the prior year.

Debt and Credit Availability

In February 2025, we issued $300 million principal amount of Floating Rate Notes due March 2028, $450 million principal amount of 4.550% notes due March 2028 and $500 million principal amount of 4.950% notes due March 2032 (collectively, the "2025 USD Notes"). The net proceeds from the issuance of the 2025 USD Notes, after deducting the original issue discount, underwriting discount and offering expenses, were $1.242 billion.

In March 2025, $750 million of principal related to the 2019 USD Notes matured and was paid. Our total debt outstanding at December 31, 2025 was $19.0 billion, with the earliest maturity of $750 million of principal occurring in November 2026.

As of December 31, 2025, we have a commercial paper program (the "Commercial Paper Program"), under which we are authorized to issue up to $8 billion in outstanding notes, with maturities up to 397 days from the date of issuance. In conjunction with the Commercial Paper Program, we have a committed unsecured $8 billion revolving credit facility (the "Credit Facility") that was amended and extended in 2025 and now expires in November 2030.

Borrowings under the Commercial Paper Program and the Credit Facility are to be used to provide liquidity for general corporate purposes, including providing liquidity in the event of one or more settlement failures by our customers. In addition, we may borrow and repay amounts under these facilities for business continuity purposes. We had no borrowings outstanding under the Commercial Paper Program or the Credit Facility at December 31, 2025.

See Note 13 (Debt) to the consolidated financial statements included in Part II, Item 8 for further discussion on our debt, the Commercial Paper Program and the Credit Facility.

Dividends and Share Repurchases

We have historically paid quarterly dividends on our outstanding Class A common stock and Class B common stock. Subject to legally available funds, we intend to continue to pay a quarterly cash dividend. The declaration and payment of future dividends is at the sole discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, available cash and current and anticipated cash needs.

The following table summarizes the annual total and per share dividends paid in the years reflected:

	For the Years Ended December 31,		
	2025	2024	2023
	(in millions, except per share data)		
Cash dividend, per share	$ 3.04	$ 2.64	$ 2.28
Cash dividends paid	$ 2,756	$ 2,448	$ 2,158

The following table summarizes the dividends declared by our Board of Directors on our outstanding Class A common stock and Class B common stock, payable in 2026:

Date of Declaration	Amount Payable per Share	Record Date	Date Payable	Aggregate Amount (in millions)
December 9, 2025	$ 0.87	January 9, 2026	February 9, 2026	$ 777
February 10, 2026	$ 0.87	April 9, 2026	May 8, 2026	$ 776 [1]

[1] Represents the estimated aggregate amount of dividends to be paid.

Repurchased shares of our common stock are considered treasury stock. In December 2025 and 2024, our Board of Directors approved programs authorizing us to repurchase shares of our Class A common stock up to $14.0 billion and $12.0 billion, respectively. The program approved in 2025 will become effective after the completion of the program approved in 2024. The timing and actual number of additional shares repurchased will depend on a variety of factors, including cash requirements to meet the operating needs of the business, legal requirements, as well as the share price and economic and market conditions. The following table summarizes our share repurchase authorizations and repurchase activity of our Class A common stock for the year ended December 31, 2025, unless otherwise noted:

	(in millions, except per share data)
Remaining authorization at December 31, 2024	$ 15,188
Dollar-value of shares repurchased in 2025	$ 11,727
Remaining authorization at December 31, 2025	$ 17,461
Shares repurchased in 2025	21.1
Average price paid per share in 2025	$ 555.78
Dollar-value of shares repurchased January 1, 2026 through February 6, 2026	$ 1,147

Note: Table may not sum due to rounding.

See Note 14 (Stockholders' Equity) to the consolidated financial statements included in Part II, Item 8 for further discussion.

Critical Accounting Estimates

The application of GAAP requires us to make estimates and assumptions about certain items and future events that directly affect our reported financial condition. Our significant accounting policies, including recent accounting pronouncements, are described in Note 1 (Summary of Significant Accounting Policies) to the consolidated financial statements included in Part II, Item 8.

Revenue Recognition - Rebates and Incentives

We enter into business agreements with certain customers that provide for rebates and incentives when customers meet certain volume thresholds or other incentives tied to customer performance. We consider various factors in estimating customer performance, including forecasted transactions, card issuance and card conversion volumes, expected payments and historical experience with that customer. Rebates and incentives are recorded within net revenue based on these estimates primarily when volume- and transaction- based revenues are recognized over the contractual term. Differences between actual results and our estimates are adjusted in the period the customer reports actual performance. If our customers' actual performance is not consistent with our estimates of their performance, net revenue may be materially different.

Loss Contingencies

We are currently involved in various claims and legal proceedings. We regularly review the status of each significant matter and assess its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and whether an exposure is reasonably estimable. Our judgments are subjective based on the status of the legal or regulatory proceedings, the merits of our defenses and consultation with in-house and outside legal counsel. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to pending claims and litigation and may revise our estimates. Due to the inherent uncertainties of the legal and regulatory process in the multiple jurisdictions in which we operate, our judgments may be materially different than the actual outcomes.

Income Taxes

In calculating our effective income tax rate, estimates are required regarding the timing and amount of taxable and deductible items which will adjust the pretax income earned in various tax jurisdictions. Through our interpretation of local tax regulations, adjustments to pretax income for income earned in various tax jurisdictions are reflected within various tax filings. Although we believe that our estimates and judgments discussed herein are reasonable, actual results may be materially different than the estimated amounts.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Significant judgment is required in determining the valuation allowance. In assessing the need for a valuation allowance, we consider all sources of taxable income, including projected future taxable income, reversing taxable temporary differences and ongoing tax planning strategies. If it is determined that we are able to realize deferred tax assets in excess of the net carrying value or to the extent we are unable to realize a deferred tax asset, we would adjust the valuation allowance in the period in which such a determination is made, with a corresponding increase or decrease to earnings.

We record tax liabilities for uncertain tax positions taken, or expected to be taken, which may not be sustained or may only be partially sustained, upon examination by the relevant taxing authorities. We consider all relevant facts and current authorities in the tax law in assessing whether any benefit resulting from an uncertain tax position is more likely than not to be sustained and, if so, how current law impacts the amount reflected within these financial statements. If upon examination, we realize a tax benefit which is not fully sustained or is more favorably sustained, this would generally increase earnings in the period. In certain situations, we will have offsetting tax credits or taxes in other jurisdictions.

Business Combinations

We account for our business combinations using the acquisition method of accounting. The acquisition purchase price, including contingent consideration, if any, is allocated to the underlying identified, tangible and intangible assets, liabilities assumed and any non-controlling interest in the acquiree, based on their respective estimated fair values on the acquisition date. Any excess of purchase price over the fair value of net assets acquired, including identifiable intangible assets, is recorded as goodwill. The amounts and useful lives assigned to acquisition-related tangible and intangible assets impact the amount and timing of future amortization expense. We use various valuation techniques to determine fair value, primarily discounted cash flows analysis, relief-from-royalty and multi-period excess earnings for estimating the value of intangible assets. These valuation techniques include comparable company multiples, discount rates, growth projections and other assumptions of future business conditions. Determining the fair value of assets acquired, liabilities assumed, any non-controlling interest in the acquiree and the expected useful lives, requires management's judgment. The significance of management's estimates and assumptions is relative to the size of the acquisition. Our estimates are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.

Item 7A. Quantitative and qualitative disclosures about market risk

Market risk is the potential for economic losses to be incurred on market risk sensitive instruments arising from adverse changes in factors such as foreign currency exchange rates and interest rates. Our exposure to market risk from changes in foreign currency exchange rates and interest rates is limited. Management monitors risk exposures on an ongoing basis and establishes and oversees the implementation of policies governing our funding, investments and use of derivative financial instruments to manage these risks.

Foreign currency and interest rate exposures are managed through our risk management activities, which are discussed further in Note 21 (Derivative and Hedging Instruments) to the consolidated financial statements included in Part II, Item 8.

Foreign Exchange Risk

We enter into foreign exchange derivative contracts to manage currency exposure associated with anticipated receipts and disbursements occurring in a currency other than the functional currency of the entity. We may also enter into foreign exchange derivative contracts to offset possible changes in value of assets and liabilities due to foreign exchange fluctuations. The objective of these activities is to reduce our exposure to gains and losses resulting from fluctuations of foreign currencies against our functional currencies, principally the U.S. dollar and euro. A hypothetical 10% adverse change in the value of the functional currencies could result in a fair value loss of approximately $405 million and $475 million on our foreign exchange derivative contracts outstanding at December 31, 2025 and 2024, respectively, before considering the offsetting effect of the underlying hedged activity.

We are also subject to foreign exchange risk as part of our daily settlement activities. To manage this risk, we enter into short duration foreign exchange derivative contracts based upon anticipated receipts and disbursements for the respective currency position. This risk is typically limited to a few days between when a payment transaction takes place and the subsequent settlement with our customers. A hypothetical 10% adverse change in the value of the functional currencies would not have a material impact to the fair value of our short duration foreign exchange derivative contracts outstanding at December 31, 2025 and 2024, respectively.

We are further exposed to foreign exchange rate risk related to translation of our net investment in foreign subsidiaries where the functional currency is different than our U.S. dollar reporting currency. To manage this risk, we may enter into foreign exchange derivative contracts to hedge a portion of our net investment in foreign subsidiaries. As of December 31, 2025, we did not have any foreign exchange derivative contracts designated as a net investment hedge. A hypothetical 10% adverse change in the value of the U.S. dollar could result in a fair value loss of approximately $279 million on our foreign exchange derivative contracts designated as a net investment hedge at December 31, 2024, before considering the offsetting effect of the underlying hedged activity.

Interest Rate Risk

Our available-for-sale debt investments include fixed and variable rate securities that are sensitive to interest rate fluctuations. Our policy is to invest in high quality securities, while providing adequate liquidity and maintaining diversification to avoid significant exposure. A hypothetical 100 basis point adverse change in interest rates would not have a material impact to the fair value of our investments at December 31, 2025 and 2024.

We are also exposed to interest rate risk related to our fixed-rate debt. To manage this risk, we may enter into interest rate derivative contracts to hedge a portion of our fixed-rate debt that is exposed to changes in fair value attributable to changes in a benchmark interest rate. A hypothetical 100 basis point adverse change in interest rates would not have a material impact to the fair value of our interest rate derivative contracts designated as a fair value hedge of our fixed-rate debt at December 31, 2025 and 2024, respectively, before considering the offsetting effect of the underlying hedged activity.

Item 8. Financial statements and supplementary data

Mastercard Incorporated
Index to consolidated financial statements

	Page
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023	
Management's report on internal control over financial reporting	66
Report of independent registered public accounting firm (PCAOB ID 238)	67
Consolidated Statements of Operations	69
Consolidated Statements of Comprehensive Income	70
Consolidated Balance Sheets	71
Consolidated Statements of Changes in Equity	72
Consolidated Statements of Cash Flows	74
Notes to consolidated financial statements	75

Management's report on internal control over financial reporting

The management of Mastercard Incorporated ("Mastercard") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. As required by Section 404 of the Sarbanes-Oxley Act of 2002, management has assessed the effectiveness of Mastercard's internal control over financial reporting as of December 31, 2025. In making its assessment, management has utilized the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has concluded that, based on its assessment, Mastercard's internal control over financial reporting was effective as of December 31, 2025. The effectiveness of Mastercard's internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on the next page.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Mastercard Incorporated

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Mastercard Incorporated and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's report on internal control over financial reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Rebates and Incentives

As described in Notes 1 and 3 to the consolidated financial statements, the Company provides certain customers with rebates and incentives which are a portion of total net revenue of $32.8 billion for the year ended December 31, 2025. The Company has business agreements with certain customers that provide for rebates and incentives within net revenue that could be either fixed or variable. Variable rebates and incentives are recorded primarily when volume- and transaction-based revenues are recognized over the contractual term. Variable rebates and incentives are calculated based upon estimated customer performance, such as volume thresholds, and the terms of the related business agreements. As disclosed by management, various factors are considered in estimating customer performance, including forecasted transactions, card issuance and card conversion volumes, expected payments and historical experience with that customer.

The principal considerations for our determination that performing procedures relating to rebates and incentives is a critical audit matter are (i) the significant judgment by management when developing estimates related to rebates and incentives based on customer performance; and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's estimates related to customer performance, including the reasonableness of the various applicable factors considered by management in the estimate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to rebates and incentives, including controls over evaluating estimated customer performance. These procedures also included, among others, evaluating the reasonableness of estimated customer performance for a sample of customer agreements, including (i) evaluating the agreements to identify whether all rebates and incentives are identified and recorded accurately; (ii) testing management's process for developing estimated customer performance, including evaluating the reasonableness of the various applicable factors considered by management; and (iii) evaluating estimated customer performance as compared to actual results in the period the customer reports actual performance.

/s/ PricewaterhouseCoopers LLP

New York, New York
February 11, 2026

We have served as the Company's auditor since 1989.

Consolidated Statements of Operations

	For the Years Ended December 31,		
	2025	2024	2023
	(in millions, except per share data)		
Net Revenue	$ 32,791	$ 28,167	$ 25,098
Operating Expenses:			
General and administrative	11,318	10,193	8,927
Advertising and marketing	929	815	825
Depreciation and amortization	1,143	897	799
Provision for litigation	504	680	539
Total operating expenses	13,894	12,585	11,090
Operating income	18,897	15,582	14,008
Other Income (Expense):			
Investment income	325	327	274
Gains (losses) on equity investments, net	(88)	(29)	(61)
Interest expense	(722)	(646)	(575)
Other income (expense), net	166	20	(7)
Total other income (expense)	(319)	(328)	(369)
Income before income taxes	18,578	15,254	13,639
Income tax expense	3,610	2,380	2,444
Net Income	$ 14,968	$ 12,874	$ 11,195
Basic Earnings per Share	$ 16.54	$ 13.91	$ 11.86
Basic weighted-average shares outstanding	905	925	944
Diluted Earnings per Share	$ 16.52	$ 13.89	$ 11.83
Diluted weighted-average shares outstanding	906	927	946

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

	For the Years Ended December 31,		
	2025	2024	2023
	(in millions)		
Net Income	$ 14,968	$ 12,874	$ 11,195
Other comprehensive income (loss):			
Foreign currency translation adjustments	596	(456)	328
Income tax effect	(72)	17	(33)
Foreign currency translation adjustments, net of income tax effect	524	(439)	295
Translation adjustments on net investment hedges	(215)	147	(165)
Income tax effect	46	(33)	37
Translation adjustments on net investment hedges, net of income tax effect	(169)	114	(128)
Cash flow hedges	(301)	161	(41)
Income tax effect	20	(12)	10
Reclassification adjustments for cash flow hedges	395	(178)	35
Income tax effect	(11)	—	(8)
Cash flow hedges, net of income tax effect	103	(29)	(4)
Defined benefit pension and other postretirement plans	(8)	23	(18)
Income tax effect	2	(4)	5
Reclassification adjustments for defined benefit pension and other postretirement plans	—	—	(1)
Income tax effect	—	—	—
Defined benefit pension and other postretirement plans, net of income tax effect	(6)	19	(14)
Investment securities available-for-sale	—	1	6
Income tax effect	—	—	(1)
Investment securities available-for-sale, net of income tax effect	—	1	5
Other comprehensive income (loss), net of income tax effect	452	(334)	154
Comprehensive Income	$ 15,420	$ 12,540	$ 11,349

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

	December 31,	
	2025	**2024**
	(in millions, except per share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 10,566	$ 8,442
Restricted cash and restricted cash equivalents	561	492
Restricted security deposits held for customers	2,121	1,874
Investments	332	330
Accounts receivable	4,609	3,773
Settlement assets	1,626	1,821
Prepaid expenses and other current assets	3,743	2,992
Total current assets	**23,558**	**19,724**
Property, equipment and right-of-use assets, net	2,303	2,138
Deferred income taxes	1,567	1,614
Goodwill	9,560	9,193
Other intangible assets, net	5,554	5,453
Other assets	11,615	9,959
Total Assets	**$ 54,157**	**$ 48,081**
Liabilities and Equity		
Current liabilities:		
Accounts payable	$ 999	$ 929
Settlement obligations	2,409	2,316
Restricted security deposits held for customers	2,121	1,874
Accrued litigation	800	930
Accrued expenses	13,272	10,393
Short-term debt	749	750
Other current liabilities	2,412	2,028
Total current liabilities	**22,762**	**19,220**
Long-term debt	18,251	17,476
Deferred income taxes	307	317
Other liabilities	5,091	4,553
Total Liabilities	**46,411**	**41,566**
Commitments and Contingencies		
Stockholders' Equity		
Class A common stock, $0.0001 par value; authorized 3,000 shares, 1,406 and 1,404 shares issued and 887 and 907 shares outstanding, respectively	—	—
Class B common stock, $0.0001 par value; authorized 1,200 shares, 7 shares issued and outstanding	—	—
Additional paid-in-capital	6,907	6,442
Class A treasury stock, at cost, 518 and 497 shares, respectively	(83,224)	(71,431)
Retained earnings	85,035	72,907
Accumulated other comprehensive income (loss)	(981)	(1,433)
Mastercard Incorporated Stockholders' Equity	**7,737**	**6,485**
Non-controlling interests	9	30
Total Equity	**7,746**	**6,515**
Total Liabilities and Equity	**$ 54,157**	**$ 48,081**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

	Stockholders' Equity								
	Common Stock		Additional Paid-In Capital	Class A Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Mastercard Incorporated Stockholders' Equity	Non-Controlling Interests	Total Equity
	Class A	Class B							
					(in millions)				
Balance at December 31, 2022	$ —	$ —	$ 5,298	$(51,354)	$53,607	$ (1,253)	$ 6,298	$ 58	$ 6,356
Net income	—	—	—	—	11,195	—	11,195	—	11,195
Activity related to non-controlling interests	—	—	—	—	—	—	—	(12)	(12)
Redeemable non-controlling interest adjustments	—	—	—	—	(7)	—	(7)	—	(7)
Other comprehensive income (loss)	—	—	—	—	—	154	154	—	154
Dividends	—	—	—	—	(2,231)	—	(2,231)	—	(2,231)
Purchases of treasury stock	—	—	—	(9,088)	—	—	(9,088)	—	(9,088)
Share-based payments	—	—	595	13	—	—	608	—	608
Balance at December 31, 2023	—	—	5,893	(60,429)	62,564	(1,099)	6,929	46	6,975
Net income	—	—	—	—	12,874	—	12,874	—	12,874
Activity related to non-controlling interests	—	—	—	—	—	—	—	(16)	(16)
Redeemable non-controlling interest adjustments	—	—	—	—	(5)	—	(5)	—	(5)
Other comprehensive income (loss)	—	—	—	—	—	(334)	(334)	—	(334)
Dividends	—	—	—	—	(2,526)	—	(2,526)	—	(2,526)
Purchases of treasury stock	—	—	—	(11,025)	—	—	(11,025)	—	(11,025)
Share-based payments	—	—	549	23	—	—	572	—	572
Balance at December 31, 2024	—	—	6,442	(71,431)	72,907	(1,433)	6,485	30	6,515

Consolidated Statements of Changes in Equity (Continued)

	Stockholders' Equity								
	Common Stock		Additional Paid-In Capital	Class A Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Mastercard Incorporated Stockholders' Equity	Non-Controlling Interests	Total Equity
	Class A	Class B							
	(in millions)								
Balance at December 31, 2024	**—**	**—**	**6,442**	**(71,431)**	**72,907**	**(1,433)**	**6,485**	**30**	**6,515**
Net income	—	—	—	—	14,968	—	14,968		14,968
Activity related to non-controlling interests	—	—	—	—	—	—	—	(21)	(21)
Other comprehensive income (loss)	—	—	—	—	—	452	452	—	452
Dividends	—	—	—	—	(2,840)	—	(2,840)	—	(2,840)
Purchases of treasury stock	—	—	—	(11,837)	—	—	(11,837)	—	(11,837)
Share-based payments	—	—	465	44	—	—	509	—	509
Balance at December 31, 2025	$ —	$ —	$ 6,907	$(83,224)	$85,035	$ (981)	$ 7,737	$ 9	$ 7,746

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

	For the Years Ended December 31,		
	2025	2024	2023
	(in millions)		
Operating Activities			
Net income	$ 14,968	$ 12,874	$ 11,195
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of customer incentives	2,098	1,830	1,622
Depreciation and amortization	1,143	897	799
(Gains) losses on equity investments, net	88	29	61
Share-based compensation	597	526	460
Deferred income taxes	57	(527)	(236)
Other	139	191	22
Changes in operating assets and liabilities:			
Accounts receivable	(642)	186	(546)
Income taxes receivable	(91)	(165)	(171)
Settlement assets	202	(593)	40
Prepaid expenses	(3,388)	(3,225)	(2,438)
Accrued litigation and legal settlements	(142)	205	(375)
Restricted security deposits held for customers	247	29	277
Accounts payable	45	75	(99)
Settlement obligations	89	922	282
Accrued expenses	1,836	1,587	571
Long-term taxes payable	(185)	(163)	(129)
Net change in other assets and liabilities	587	102	645
Net cash provided by operating activities	**17,648**	**14,780**	**11,980**
Investing Activities			
Purchases of investment securities available-for-sale	(501)	(508)	(300)
Purchases of investments held-to-maturity	(28)	(108)	(347)
Proceeds from sales of investment securities available-for-sale	254	199	87
Proceeds from maturities of investment securities available-for-sale	232	262	191
Proceeds from maturities of investments held-to-maturity	52	378	157
Purchases of property and equipment	(489)	(474)	(371)
Capitalized software	(726)	(720)	(717)
Purchases of equity investments	(339)	(42)	(89)
Proceeds from sales of equity investments	181	125	44
Acquisition of businesses, net of cash acquired	—	(2,511)	—
Other investing activities	2	(3)	(6)
Net cash used in investing activities	**(1,362)**	**(3,402)**	**(1,351)**
Financing Activities			
Purchases of treasury stock	(11,727)	(10,954)	(9,032)
Dividends paid	(2,756)	(2,448)	(2,158)
Proceeds from debt, net	1,242	3,960	1,554
Payment of debt	(750)	(1,336)	—
Tax withholdings related to share-based payments	(291)	(178)	(89)
Cash proceeds from employee stock plans	203	224	237
Other financing activities	(100)	(104)	—
Net cash used in financing activities	**(14,179)**	**(10,836)**	**(9,488)**
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	333	(199)	128
Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	**2,440**	**343**	**1,269**
Cash, cash equivalents, restricted cash and restricted cash equivalents - beginning of period	10,808	10,465	9,196
Cash, cash equivalents, restricted cash and restricted cash equivalents - end of period	**$ 13,248**	**$ 10,808**	**$ 10,465**

The accompanying notes are an integral part of these consolidated financial statements.

Notes to consolidated financial statements

Note 1. Summary of Significant Accounting Policies

Organization

Mastercard Incorporated and its consolidated subsidiaries, including Mastercard International Incorporated ("Mastercard International" and together with Mastercard Incorporated, "Mastercard" or the "Company"), is a technology company in the global payments industry. Mastercard connects consumers, financial institutions, merchants, governments, digital partners, businesses and other organizations worldwide by enabling electronic payments and making those payment transactions secure, simple, smart and accessible. The Company makes payments easier and more efficient by providing a wide range of payment solutions and services using its family of well-known and trusted brands, including its primary brand Mastercard®, as well as its Maestro® and Cirrus® brands. The Company operates a payments network that provides choice and flexibility for consumers, merchants and Mastercard customers. Through its unique and proprietary global payments network, the Company switches (authorizes, clears and settles) payment transactions. The Company has additional payments capabilities that include automated clearing house ("ACH") transactions (both batch and real-time account-based payments). Using these capabilities, the Company offers consumer and commercial payment products, captures new payment flows and provides services and solutions. The Company's services and solutions include, among others, security solutions, consumer acquisition and engagement services, business and market insights, digital and authentication, processing and gateway and other solutions, all of which draw on Mastercard's principled and responsible use of secure data. The Company's capabilities strengthen, reinforce and complement each other and are fundamentally interdependent. For the global payments network, Mastercard's franchise model sets the standards and ground-rules that balance value and risk across (and allows for interoperability among) all stakeholders. The Company employs a multi-layered approach to help protect the global payments ecosystem in which it operates.

Mastercard is not a financial institution. The Company does not issue cards, extend credit, determine or receive revenue from interest rates or other fees charged to account holders by issuers, nor does the Company establish the rates charged by acquirers in connection with merchants' acceptance of the Company's products. In most cases, account holder relationships belong to, and are managed by, the Company's financial institution customers.

Significant Accounting Policies

Consolidation and basis of presentation - The consolidated financial statements include the accounts of Mastercard and its majority-owned and controlled entities, including any variable interest entities ("VIEs") for which the Company is the primary beneficiary. Investments in VIEs for which the Company is not considered the primary beneficiary are not consolidated and are accounted for as marketable, equity method or measurement alternative method investments and recorded in other assets on the consolidated balance sheets. At December 31, 2025 and 2024, there were no significant VIEs that required consolidation and the investments were not considered material to the consolidated financial statements. The Company consolidates acquisitions as of the date the Company has obtained a controlling financial interest. Intercompany transactions and balances have been eliminated in consolidation. Certain prior period amounts within the consolidated statements of cash flows have been reclassified to conform to the 2025 presentation. The reclassification had no impact on previously reported net cash flows from operating, investing or financing activities. The Company follows accounting principles generally accepted in the United States of America ("GAAP").

Non-controlling interests represent the equity interest not owned by the Company and are recorded for consolidated entities in which the Company owns less than 100% of the interests. Changes in a parent's ownership interest while the parent retains its controlling interest are accounted for as equity transactions, and upon loss of control, retained ownership interests are remeasured at fair value, with any gain or loss recognized in earnings. For 2025, 2024 and 2023, net income/(losses) attributable to non-controlling interests were not material and, as a result, amounts are included on the consolidated statements of operations within other income (expense).

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. These financial statements were prepared using information reasonably available as of December 31, 2025 and through the date of this Report. The accounting estimates used in the preparation of the Company's consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Actual results may differ from these estimates.

Revenue recognition - Revenue is recognized to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those services.

Revenue from the Company's payment network is primarily generated by charging fees to customers (issuers, acquirers and other market participants) for providing switching and other network-related services, as well as by charging fees to customers based primarily on the gross dollar volume of activity (GDV, which includes both domestic and cross-border volume) on the cards that carry the Company's brands. Revenue is recognized in the period in which the related transactions and volume occur. Certain volume-based revenue is determined from information reported by customers.

Revenue from the Company's value-added services and solutions is generated through either fixed or transaction-based fees. These services and solutions can be integrated and sold with the Company's payment network services or can be sold on a stand-alone basis. For those contracts that include multiple performance obligations, the Company allocates revenue to each performance obligation based on its relative standalone selling price ("SSP"). The SSP is the price at which the Company would sell a promised product or service separately in similar circumstances to similar customers. Revenue from the Company's value-added services and solutions is recognized in the period in which the related services and solutions are performed or transactions occur. For services provided to customers where delivery involves the use of a third-party, the Company recognizes revenue on a gross basis if it acts as the principal, controlling the service to the customer, or on a net basis if it acts as the agent, arranging for the service to be provided.

Mastercard has business agreements with certain customers that provide for rebates and incentives within net revenue that could be either fixed or variable. Fixed incentives typically represent payments to a customer directly related to entering into an agreement, which are generally capitalized and amortized over the life of the agreement on a straight-line basis. Variable rebates and incentives are recorded primarily when volume- and transaction-based revenues are recognized over the contractual term and are calculated based upon estimated customer performance, such as volume thresholds, and the terms of the related business agreements. Capitalized customer incentives are included in prepaid expenses and other current assets and other assets on the consolidated balance sheets. Customer incentives to be paid to customers under business agreements are included in accrued expenses and other liabilities on the consolidated balance sheets.

Certain of the Company's contracts may include options to receive additional value-added services and solutions. The Company accounts for the option as a distinct performance obligation if the option provides a material right to the customer. Material rights are incremental to the standard offerings, which a customer would not have received without entering into the contract. If a material right exists in a contract, revenue allocated to the option is deferred and recognized as revenue when those future products or services are transferred or when the option expires. The value of the option is based on observable prices in the contract or on a relative SSP basis.

Contract assets include unbilled consideration typically resulting from executed value-added services and solutions performed for customers in connection with Mastercard's payments network service arrangements. Collection for these services typically occurs over the contractual term. Contract assets are included in prepaid expenses and other current assets and other assets on the consolidated balance sheets.

The Company defers the recognition of revenue when consideration has been received prior to the satisfaction of performance obligations. As these performance obligations are satisfied, revenue is subsequently recognized. Deferred revenue primarily relates to certain value-added services and solutions. Deferred revenue is included in other current liabilities and other liabilities on the consolidated balance sheets.

Business combinations - The Company accounts for business combinations under the acquisition method of accounting. The Company measures the tangible and intangible identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree and contingent consideration at fair value as of the acquisition date. Acquisition-related costs are expensed as incurred and are included in general and administrative expenses on the consolidated statements of operations. Any excess purchase price over the fair value of net assets acquired, including identifiable intangible assets, is recorded as goodwill. Measurement period adjustments, if any, to the preliminary estimated fair value of the intangibles assets as of the acquisition date are recorded in goodwill.

Goodwill and other intangible assets - Indefinite-lived intangible assets consist of goodwill and customer relationships. Goodwill represents the synergies expected to arise after the acquisition date and the assembled workforce. Finite-lived intangible assets consist of capitalized software costs, intangible assets acquired in business combinations (including customer relationships and acquired technology) and other intangible assets. Intangible assets with finite useful lives are amortized over their estimated useful lives, on a straight-line basis, which range from one to twenty years. Capitalized software includes internal and external costs incurred directly related to the design, development and testing phases of each capitalized software project.

The valuation methods for goodwill and other intangible assets acquired in business combinations involve assumptions concerning comparable company multiples, discount rates, growth projections and other assumptions of future business conditions. The

Company uses various valuation techniques to determine the fair value of its intangible assets, primarily discounted cash flows analysis, relief-from-royalty and multi-period excess earnings. As the assumptions employed to measure these assets are based on management's judgment using internal and external data, these fair value determinations are classified in Level 3 of the Valuation Hierarchy (as defined in Fair value subsection below).

Impairment of assets - Goodwill and indefinite-lived intangible assets are not amortized but tested annually for impairment at the reporting unit level in the fourth quarter, or sooner when circumstances indicate an impairment may exist. The impairment evaluation for goodwill utilizes a qualitative assessment to determine whether it is more likely than not that goodwill is impaired. The qualitative factors may include, but are not limited to, macroeconomic conditions, industry and market conditions, operating environment, financial performance and other relevant events. If it is determined that it is more likely than not that goodwill is impaired, then the Company is required to perform a quantitative goodwill impairment test. If the fair value of the reporting unit exceeds the carrying value, goodwill is not impaired. If the fair value of the reporting unit is less than its carrying value, goodwill is impaired and the excess of the reporting unit's carrying value over the fair value is recognized as an impairment charge.

The impairment test for indefinite-lived intangible assets consists of a qualitative assessment to evaluate relevant events and circumstances that could affect the significant inputs used to determine the fair value of indefinite-lived intangible assets. If the qualitative assessment indicates that it is more likely than not that indefinite-lived intangible assets are impaired, then a quantitative assessment is required. If the fair value of the indefinite-lived intangible asset exceeds the carrying value, the asset is not impaired. If the fair value of the indefinite-lived intangible asset is less than its carrying value, the asset is impaired and the excess of the asset's carrying value over the fair value is recognized as an impairment charge.

Long-lived assets, other than goodwill and indefinite-lived intangible assets, are tested for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable. If the carrying value of the asset cannot be recovered from estimated future cash flows, undiscounted and without interest, the fair value of the asset is calculated using the present value of estimated net future cash flows. If the carrying amount of the asset exceeds its fair value, an impairment is recorded.

Impairment charges, if any, are recorded in general and administrative expenses on the consolidated statements of operations.

Litigation - The Company is a party to certain legal and regulatory proceedings with respect to a variety of matters. The Company evaluates the likelihood of an unfavorable outcome of all legal or regulatory proceedings to which it is a party and accrues a loss contingency when the loss is probable and reasonably estimable. Loss contingencies are recorded in provision for litigation on the consolidated statements of operations. These judgments are subjective based on the status of the legal or regulatory proceedings, the merits of its defenses and consultation with in-house and external legal counsel. Legal costs are expensed as incurred and recorded in general and administrative expenses on the consolidated statements of operations.

Settlement and other risk management - Mastercard's rules guarantee the settlement of many of the payment network transactions between its customers. Settlement exposure is the outstanding settlement risk to customers under Mastercard's rules due to the difference in timing between the payment transaction date and subsequent settlement. For those transactions the Company guarantees, the guarantee will cover the full amount of the settlement obligation to the extent the settlement obligation is not otherwise satisfied. The duration of the settlement exposure is short-term and generally limited to a few days.

The Company also enters into agreements in the ordinary course of business under which the Company agrees to indemnify third parties against damages, losses and expenses incurred in connection with legal and other proceedings arising from relationships or transactions with the Company. As the extent of the Company's obligations under these agreements depends entirely upon the occurrence of future events, the Company's potential future liability under these agreements is not determinable.

The Company accounts for each of its guarantees by recording the guarantee at its fair value at the inception or modification date through earnings.

Settlement assets/obligations - The Company operates systems for settling payment transactions among participants in the payments ecosystem in which the Company operates. Settlement is generally completed on a same-day basis. In some circumstances, however, funds may not settle until subsequent business days. In addition, the Company may receive or post funds in advance of transactions related to certain payments capabilities. The Company classifies the balances arising from these various activities as settlement assets and settlement obligations.

Income taxes - The Company follows an asset and liability based approach in accounting for income taxes as required under GAAP. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between the financial statement carrying amounts and income tax bases of assets and liabilities. Deferred income taxes are displayed separately as noncurrent assets and liabilities on the consolidated balance sheets. Valuation allowances are provided against assets which are not more likely than not to be realized. The Company recognizes all material tax positions, including uncertain tax positions in which it is more likely than not that the position will be sustained based on its technical merits and if challenged by the relevant taxing authorities. At each balance sheet date, unresolved uncertain tax positions are reassessed to determine whether subsequent developments require a change in the amount of recognized tax benefit. The allowance for uncertain tax positions is recorded in other current and noncurrent liabilities on the consolidated balance sheets. The Company records interest expense related to income tax matters as interest expense on the consolidated statements of operations. The Company includes penalties related to income tax matters in the income tax provision.

Cash and cash equivalents - Cash and cash equivalents include certain investments with daily liquidity and with an original maturity of three months or less from the date of purchase. Cash equivalents are recorded at cost, which approximates fair value.

Restricted cash and restricted cash equivalents - The Company classifies cash and cash equivalents as restricted when it is unavailable for withdrawal or use in its general operations. The Company has the following types of restricted cash and restricted cash equivalents ("restricted cash") that are included in the reconciliation of beginning-of-period and end-of-period amounts shown on the consolidated statements of cash flows:

- *Restricted cash* - Restricted cash includes cash segregated to meet regulatory commitments, cash within qualified legal settlement funds and cash restricted for other general business purposes, including contractually restricted deposits as well as cash balances that are restricted based on the Company's intention with regard to usage.

- *Restricted security deposits held for customers* - The Company requires certain customers to enter into risk mitigation arrangements, including cash collateral and/or forms of credit enhancement such as letters of credit and guarantees, for settlement of their transactions. Certain risk mitigation arrangements for settlement, such as standby letters of credit and bank guarantees, are not recorded on the consolidated balance sheets. The Company also holds cash deposits and certificates of deposit from certain customers as collateral for settlement of their transactions, which are recorded as assets on the consolidated balance sheets. These assets are fully offset by corresponding liabilities included on the consolidated balance sheets. The amount of these security deposits and the duration held are determined by the risk profile of the individual customer and the Company's risk management practices.

Fair value - The Company measures certain financial assets and liabilities at fair value on a recurring basis by estimating the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. The Company also measures certain financial and non-financial assets and liabilities at fair value on a nonrecurring basis, when a change in fair value or impairment is evidenced. The Company classifies these recurring and nonrecurring fair value measurements into a three-level hierarchy ("Valuation Hierarchy").

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy are as follows:

- Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets and inputs that are observable for the asset or liability.

- Level 3 - inputs to the valuation methodology are unobservable and cannot be directly corroborated by observable market data.

The Company's financial assets and liabilities measured at fair value on a recurring basis include investment securities available-for-sale, marketable securities, derivative instruments and deferred compensation. The Company's financial assets measured at fair value on a nonrecurring basis include nonmarketable securities. The Company's non-financial assets measured at fair value on a nonrecurring basis include property, equipment and right-of-use assets, goodwill and other intangible assets and are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment.

Investment securities - The Company classifies investments as available-for-sale or held-to-maturity at the date of acquisition.

- Available-for-sale debt securities:

  ◦ Investments in debt securities that are available to meet the Company's current operational needs are classified as current assets and the securities that are not available for current operational needs are classified as noncurrent assets on the consolidated balance sheets.

    The debt securities are carried at fair value, with unrealized gains and losses, net of tax, recorded as a separate component of accumulated other comprehensive income (loss) on the consolidated statements of changes in equity. Net realized gains and losses on debt securities are recognized in investment income on the consolidated statements of operations. The specific identification method is used to determine realized gains and losses.

    The Company evaluates its debt securities for impairment on an ongoing basis. When there has been a decline in fair value of a debt security below the amortized cost basis, the Company recognizes an impairment if: (1) it has the intent to sell the security; (2) it is more likely than not that it will be required to sell the security before recovery of the amortized cost basis;

or (3) it does not expect to recover the entire amortized cost basis of the security. The credit loss component of the impairment is recognized as an allowance and recorded in other income (expense), net on the consolidated statements of operations while the non-credit related loss remains in accumulated other comprehensive income (loss) until realized from a sale or subsequent impairment.

- Held-to-maturity securities:

  ◦ Time deposits - The Company classifies time deposits with original maturities greater than three months as held-to-maturity. Held-to-maturity securities that mature within one year are classified as current assets within investments on the consolidated balance sheets while held-to-maturity securities with maturities of greater than one year are classified as other assets. Time deposits are carried at amortized cost on the consolidated balance sheets and are intended to be held until maturity.

Equity investments - The Company holds equity securities of publicly traded and privately held companies.

- Marketable equity securities - Marketable equity securities are strategic investments in publicly traded companies and are measured at fair value using quoted prices in their respective active markets with changes recorded through gains (losses) on equity investments, net on the consolidated statements of operations. Marketable equity securities that are expected to be held as part of the Company's long-term investment strategy are classified in other assets on the consolidated balance sheets.

- Nonmarketable equity investments - The Company's nonmarketable equity investments, which are reported in other assets on the consolidated balance sheets, include strategic investments in privately held companies without readily determinable market values. The Company uses discounted cash flows and market assumptions to estimate the fair value of its nonmarketable equity investments when certain events or circumstances indicate that impairment may exist. The Company's nonmarketable equity investments are accounted for under the measurement alternative method or equity method.

  ◦ Measurement alternative method - The Company accounts for investments in common stock or in-substance common stock under the measurement alternative method of accounting when it does not exercise significant influence, generally when it holds less than 20% ownership in the entity or when the interest in a limited partnership or limited liability company is less than 5% and the Company has no significant influence over the operations of the investee. Investments in companies that Mastercard does not control, but that are not in the form of common stock or in-substance common stock, are also accounted for under the measurement alternative method of accounting. Measurement alternative investments are measured at cost, less any impairment and adjusted for changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Fair value adjustments, as well as impairments, are included in gains (losses) on equity investments, net on the consolidated statements of operations.

  ◦ Equity method - The Company accounts for investments in common stock or in-substance common stock under the equity method of accounting when it has the ability to exercise significant influence over the operations of the investee, generally when it holds between 20% and 50% ownership in the entity. The excess of the cost over the underlying net equity of investments accounted for under the equity method is allocated to identifiable tangible and intangible assets and liabilities based on fair values at the date of acquisition. The amortization of the excess of the cost over the underlying net equity of investments and Mastercard's share of net earnings or losses of entities accounted for under the equity method of accounting is included in other income (expense), net on the consolidated statements of operations.

  In addition, investments in flow-through entities such as limited partnerships and limited liability companies are also accounted for under the equity method when the Company has the ability to exercise significant influence over the operations of the investee, generally when the investment ownership percentage is equal to or greater than 5% of the outstanding ownership interest. The Company's share of net earnings or losses for these investments are included in gains (losses) on equity investments, net on the consolidated statements of operations.

Derivative and hedging instruments - The Company's derivative financial instruments are recorded as either assets or liabilities on the balance sheet and measured at fair value. The Company's foreign exchange and interest rate derivative contracts are included in Level 2 of the Valuation Hierarchy as the fair value of the contracts are based on inputs that are observable based on broker quotes for the same or similar instruments. The Company does not enter into derivative instruments for trading or speculative purposes. For derivatives that are not designated as hedging instruments, realized and unrealized gains and losses from the change in fair value of the derivatives are recognized in current earnings.

The Company's derivatives that are designated as hedging instruments are required to meet established accounting criteria. In addition, an effectiveness assessment is required to demonstrate that the derivative is expected to be highly effective at offsetting changes in fair value or cash flows of the underlying exposure both at inception of the hedging relationship and on an ongoing basis. The method of assessing hedge effectiveness and measuring hedge results is formally documented at hedge inception and assessed at least quarterly throughout the designated hedge period.

The Company may designate derivative instruments as cash flow, fair value and net investment hedges, as follows:

- Cash flow hedges - Fair value adjustments to derivative instruments are recorded, net of tax, in other comprehensive income (loss) on the consolidated statements of comprehensive income. Any gains and losses deferred in accumulated other comprehensive income (loss) are subsequently reclassified to the corresponding line item on the consolidated statements of operations when the underlying hedged transactions impact earnings. For hedges that are no longer deemed highly effective, hedge accounting is discontinued prospectively, and any gains and losses remaining in accumulated other comprehensive income (loss) are reclassified to earnings when the underlying forecasted transaction occurs. Any amounts excluded from effectiveness testing of cash flow hedges are recognized in earnings over the life of the hedging instrument. If it is probable that the forecasted transaction will no longer occur, the associated gains or losses in accumulated other comprehensive income (loss) are reclassified to the corresponding line item on the consolidated statements of operations in current earnings.

- Fair value hedges - Changes in the fair value of derivative instruments are recorded in current-period earnings, along with the gain or loss on the hedged asset or liability ("hedged item") that is attributable to the hedged risk. All amounts recognized in earnings are recorded to the corresponding line item on the consolidated statements of operations as the earnings effect of the hedged item. Hedged items are measured on the consolidated balance sheets at their carrying amount adjusted for any changes in fair value attributable to the hedged risk ("basis adjustments"). The Company defers the amortization of any basis adjustments until the end of the derivative instrument's term. If the hedge designation is discontinued for reasons other than derecognition of the hedged item, the remaining basis adjustments are amortized in accordance with applicable GAAP for the hedged item.

- Net investment hedges - The Company has numerous investments in foreign subsidiaries. The net assets of these subsidiaries are exposed to volatility in foreign currency exchange rates. The Company may use foreign currency denominated debt and/or derivative instruments to hedge a portion of its net investment in foreign operations against adverse movements in exchange rates. The effective portion of the foreign currency gains and losses related to the hedging instruments are reported in accumulated other comprehensive income (loss) on the consolidated balance sheets as a cumulative translation adjustment component of equity. Gains and losses in accumulated other comprehensive income (loss) are reclassified to earnings only if the Company sells or substantially liquidates its net investments in foreign subsidiaries. Amounts excluded from effectiveness testing of net investment hedges are recognized in earnings over the life of the hedging instrument. The Company evaluates the effectiveness of the net investment hedge each quarter.

Property, equipment and right-of-use assets - Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets. Depreciation of leasehold improvements and amortization of finance leases is included in depreciation and amortization expense on the consolidated statements of operations. Operating lease amortization expense is included in general and administrative expenses on the consolidated statements of operations.

The Company determines if a contract is, or contains, a lease at contract inception. The Company's right-of-use ("ROU") assets are primarily related to operating leases for office space, automobiles and other equipment. Leases are included in property, equipment and right-of-use assets, other current liabilities and other liabilities on the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. In addition, ROU assets include initial direct costs incurred by the lessee as well as any lease payments made at or before the commencement date, and exclude lease incentives. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is determined by using the rate of interest that the Company would pay to borrow on a collateralized basis an amount equal to the lease payments for a similar term and in a similar economic environment. Lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Leases with a term of one year or less are excluded from ROU assets and liabilities.

The Company excludes variable lease payments in measuring ROU assets and lease liabilities, other than those that depend on an index, a rate or are in-substance fixed payments. Lease and nonlease components are generally accounted for separately. When available, consideration is allocated to the separate lease and nonlease components in a lease contract on a relative standalone price basis using observable standalone prices.

Pension and other postretirement plans - The Company recognizes the funded status of its single-employer defined benefit pension plans and postretirement plans as assets or liabilities on its consolidated balance sheets and recognizes changes in the funded status in the year in which the changes occur through accumulated other comprehensive income (loss). The funded status is measured as the difference between the fair value of plan assets and the projected benefit obligation at December 31, the measurement date.

Overfunded plans, if any, are aggregated and recorded in other assets, while underfunded plans, if any, are aggregated and recorded as accrued expenses and other liabilities on the consolidated balance sheets.

Net periodic pension and postretirement benefit cost/(income), excluding the service cost component, is recognized in other income (expense), net on the consolidated statements of operations. These costs include interest cost, expected return on plan assets, amortization of prior service costs or credits and gains or losses previously recognized as a component of accumulated other comprehensive income (loss). The service cost component is recognized in general and administrative expenses on the consolidated statements of operations.

Defined contribution plans - The Company's contributions to defined contribution plans are recorded as employees render service to the Company. The charge is recorded in general and administrative expenses on the consolidated statements of operations.

Advertising and marketing - Expenses incurred to promote Mastercard's brand, products and services are recognized in advertising and marketing on the consolidated statements of operations. The timing of recognition is dependent on the type of advertising or marketing expense.

Foreign currency remeasurement and translation - Revenue and expense transactions in currencies other than applicable functional currency of an entity are converted to the functional currency at the exchange rate on the transaction date. Monetary assets and liabilities in a currency other than the functional currency are remeasured using current exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are recorded at historical exchange rates. Resulting exchange gains and losses related to remeasurement are included in general and administrative expenses on the consolidated statements of operations.

Where a non-U.S. currency is the functional currency, translation from that functional currency to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted-average exchange rate for the period. Resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss).

Government grants - The Company receives government grants from various jurisdictions spanning multiple years, primarily to support investment initiatives in those jurisdictions. Government grants, primarily cash grants, are recognized when there is reasonable assurance that the grant will be received and compliance with the conditions specified in the agreement will be met. Within the consolidated statements of operations, the Company records operating-related grants as a reduction to expense in the same line item as the expenditure for which the grant is intended to compensate. Government grants that are not intended to compensate operating expenses are recorded in other income (expense), net on the consolidated statements of operations.

Treasury stock - The Company records the repurchase of shares of its common stock at cost on the trade date of the transaction. These shares are considered treasury stock, which is a reduction to stockholders' equity. Treasury stock is included in authorized and issued shares but excluded from outstanding shares. The Company also records an excise tax of 1% on the fair market value of net repurchases of shares of its common stock within treasury stock.

Share-based payments - The Company measures share-based compensation expense at the grant date, based on the estimated fair value of the award and uses the straight-line method of attribution, net of estimated forfeitures, for expensing awards over the requisite employee service period. The Company estimates the fair value of its non-qualified stock option awards ("Options") using a Black-Scholes valuation model. The fair value of restricted stock units ("RSUs") is determined and fixed on the grant date based on the Company's stock price, adjusted for the exclusion of dividend equivalents. The Monte Carlo simulation valuation model is used to determine the grant date fair value of performance stock units ("PSUs") granted. All share-based compensation expenses are recorded in general and administrative expenses on the consolidated statements of operations.

Earnings per share - The Company calculates basic earnings per share ("EPS") by dividing net income by the weighted-average number of common shares outstanding during the year. Diluted EPS is calculated by dividing net income by the weighted-average number of common shares outstanding during the year, adjusted for the potentially dilutive effect of stock options and unvested stock units using the treasury stock method.

Accounting Pronouncements Not Yet Adopted

Disaggregation of Income Statement Expenses - In November 2024, the Financial Accounting Standards Board ("FASB") issued accounting guidance to improve the disclosures of a public business entity's expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods after December 15, 2027. The Company is in the process of evaluating when it will adopt this guidance.

Targeted Improvements to the Accounting for Internal-Use Software - In September 2025, the FASB issued accounting guidance to modernize the accounting for internal-use software costs by eliminating the consideration of project development stages and clarifying the criteria for capitalization. This guidance is effective for fiscal years beginning after December 15, 2027, including interim periods. The Company is in the process of evaluating when it will adopt and assessing the impact of this guidance on its financial statements.

Accounting for Government Grants Received by Business Entities - In December 2025, the FASB issued accounting guidance on the recognition, measurement and presentation for government grants received by business entities. This guidance is effective for fiscal years beginning after December 15, 2028, including interim periods. The Company is in the process of evaluating when it will adopt and assessing the impact of this guidance on its financial statements.

Note 2. Acquisitions

In 2025, the Company did not complete any business acquisitions.

In 2024, the Company acquired businesses for total cash consideration of $2.8 billion. In December 2024, Mastercard acquired a 100% equity interest in RF Ultimate Parent, Inc. ("Recorded Future"), a global threat intelligence company, for cash consideration of $2.7 billion. This acquisition is expected to add threat intelligence capabilities to Mastercard's identity, fraud prevention, real-time decisioning and cybersecurity services. The net assets acquired primarily related to intangible assets, including goodwill of $1.7 billion that is primarily attributable to the synergies expected to arise after the acquisition date. None of the goodwill is expected to be deductible for local tax purposes.

In 2023, the Company did not complete any material business acquisitions.

These acquisitions align with the Company's strategy to grow, diversify and build the Company's business. Refer to Note 1 (Summary of Significant Accounting Policies) for the valuation techniques Mastercard utilizes to fair value the respective components of business combinations.

In 2025, the Company finalized the purchase accounting for the businesses acquired in 2024. The fair values of the purchase price allocations in aggregate, as of the acquisition dates, are noted below for the businesses acquired in 2024.

	2024
	(in millions)
Assets:	
Cash and cash equivalents	$ 270
Prepaid expenses and other current assets	79
Goodwill	1,736
Other intangible assets, net	1,361
Other assets	20
Total assets	**3,466**
Liabilities:	
Other current liabilities	413
Deferred income taxes	207
Other liabilities	65
Total liabilities	**685**
Net assets acquired	$ **2,781**

The following table summarizes the identified intangible assets acquired in 2024:

	2024	2024
	Acquisition Date Fair Value	**Weighted-Average Useful Life**
	(in millions)	**(in years)**
Developed technologies	$ 530	8.9
Customer relationships	781	15.0
Other	50	9.0
Other intangible assets, net	$ 1,361	12.4

Proforma information related to these acquisitions was not included because the impact on the Company's consolidated results of operations was not considered to be material.

Note 3. Revenue

Mastercard is a payments network service provider that generates revenue from a wide range of payments solutions provided to customers. Revenue from contracts with customers is recognized when services are performed in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those services (i.e., fees charged to customers). The Company disaggregates its net revenue from contracts with customers into two categories: (i) payment network and (ii) value-added services and solutions. The Company's net revenue categories, payment network and value-added services and solutions, are recognized net of rebates and incentives provided to customers. Rebates and incentives can be either fixed or variable and are attributed to the category of revenue to which they pertain.

Payment network

Mastercard's payment network involves four participants in addition to the Company: account holders (a person or entity who holds a card or uses another device enabled for payment), issuers (the account holders' financial institutions), merchants and acquirers (the merchants' financial institutions). Revenue from the Company's payment network is primarily generated by charging fees to customers (issuers, acquirers and other market participants) for providing switching and other network-related services, as well as by charging fees to customers based primarily on the gross dollar volume of activity (GDV, which includes both domestic and cross-border volume) on the cards that carry the Company's brands. As a payments network service provider, the Company provides its customers with continuous access to its global payments network and stands ready to provide transaction processing over the contractual term. Consideration is variable and is recognized as revenue in the period in which volumes and transactions occur.

Value-added services and solutions

The Company generates revenues from value-added services and solutions through either fixed or transaction-based fees. These services and solutions can be integrated and sold with the Company's payment network services or can be sold on a stand-alone basis. These services and solutions primarily include security solutions, consumer acquisition and engagement services, business and market insights, digital and authentication solutions, processing and gateway, ACH batch and real-time account-based payments and solutions, and open finance. Revenue from these services and solutions is recognized in the period in which the related services and solutions are performed or transactions occur.

The Company's disaggregated net revenue by category and geographic region were as follows for the years ended December 31:

	2025	2024	2023
	(in millions)		
Net revenue by category:			
Payment network	$ 19,476	$ 17,335	$ 15,824
Value-added services and solutions	13,315	10,832	9,274
Net revenue	$ 32,791	$ 28,167	$ 25,098
Net revenue by geographic region:			
Americas [1]	$ 14,044	$ 12,375	$ 11,135
Asia Pacific, Europe, Middle East and Africa	18,747	15,792	13,963
Net revenue	$ 32,791	$ 28,167	$ 25,098

[1] Americas includes the United States, Canada and Latin America.

The Company's customers are generally billed weekly, with certain billings occurring on a monthly and quarterly basis. The frequency of billing is dependent upon the nature of the performance obligation and the underlying contractual terms. The Company does not typically offer extended payment terms to customers. The following table sets forth the location of the amounts recognized on the consolidated balance sheets from contracts with customers at December 31:

	2025	2024
	(in millions)	
Receivables from contracts with customers		
Accounts receivable	$ 4,010	$ 3,491
Contract assets		
Prepaid expenses and other current assets	189	210
Other assets	508	460
Deferred revenue [1]		
Other current liabilities	1,137	890
Other liabilities	424	449

[1] Revenue recognized from performance obligations satisfied in 2025 was $3.5 billion.

The Company's remaining performance periods for its contracts with customers for its payments network services are typically long-term in nature (generally up to 10 years). As a payments network service provider, the Company provides its customers with continuous access to its global payments network and stands ready to provide transaction processing and related services over the contractual term. Consideration is variable as the Company generates volume- and transaction-based revenues from charging fees on its customers' current period activity. The Company has elected the optional exemption to not disclose the remaining performance obligations related to its payments network services. The Company also earns revenue from value-added services and solutions. At December 31, 2025, the estimated aggregate consideration allocated to unsatisfied performance obligations for these services and solutions is $2.0 billion, which is expected to be recognized through 2030. The estimated remaining performance obligations related to these revenues are subject to change and are affected by several factors, including modifications and terminations and are not expected to be material to any future annual period.

Note 4. Earnings Per Share

The components of basic and diluted EPS for common shares for each of the years ended December 31 were as follows:

	2025	2024	2023
	(in millions, except per share data)		
Numerator			
Net income	$ 14,968	$ 12,874	$ 11,195
Denominator			
Basic weighted-average shares outstanding	905	925	944
Dilutive stock options and stock units	1	2	2
Diluted weighted-average shares outstanding [1]	906	927	946
Earnings per Share			
Basic	$ 16.54	$ 13.91	$ 11.86
Diluted	$ 16.52	$ 13.89	$ 11.83

Note: Table may not sum due to rounding.

[1] For the years presented, the calculation of diluted EPS excluded a minimal amount of anti-dilutive share-based payment awards.

Note 5. Investments

The Company's investments on the consolidated balance sheets include both available-for-sale and held-to-maturity debt securities (see Investments section below). The Company's strategic investments in equity securities of publicly traded and privately held companies are classified within other assets on the consolidated balance sheets (see Equity Investments section below).

Investments

Investments on the consolidated balance sheets consisted of the following at December 31:

	2025	2024
	(in millions)	
Available-for-sale securities	$ 319	$ 292
Held-to-maturity securities [1]	13	38
Total investments	$ 332	$ 330

[1] Held-to-maturity securities represent investments in time deposits that mature within one year. The cost of these securities approximates fair value.

Investment income on the consolidated statements of operations primarily consists of interest income generated from cash, cash equivalents, held-to-maturity and available-for-sale investment securities, as well as realized gains and losses on the Company's investment securities. The realized gains and losses from the sales of available-for-sale securities for 2025, 2024 and 2023 were not material.

Available-for-Sale Securities

The Company's available-for-sale securities consist of corporate securities, government and agency securities and asset-backed securities. Government and agency securities include U.S. government bonds, U.S. government sponsored agency bonds and foreign government bonds that are denominated in the national currency of the issuing country. Corporate and asset-backed securities held at December 31, 2025 and 2024 primarily carried a credit rating of A- or better. Corporate securities are comprised of commercial paper and corporate bonds. The gross unrealized gains and losses on the available-for-sale securities for 2025, 2024 and 2023 were not material and are recorded in other comprehensive income (loss).

The maturity distribution based on the contractual terms of the Company's available-for-sale investment securities at December 31, 2025 was as follows:

	Amortized Cost	Fair Value
	(in millions)	
Due within 1 year	$ 103	$ 103
Due after 1 year through 5 years	215	216
Total	$ 318	$ 319

Equity Investments

Included in other assets on the consolidated balance sheets are equity investments with readily determinable fair values ("Marketable securities") and equity investments without readily determinable fair values ("Nonmarketable securities"). Marketable securities are equity interests in publicly traded companies and are measured using unadjusted quoted prices in their respective active markets. Nonmarketable securities that do not qualify for equity method accounting are measured at cost, less any impairment and adjusted for changes resulting from observable price changes in orderly transactions for the identical or similar investments of the same issuer ("Measurement alternative").

The following table is a summary of the activity related to the Company's equity investments:

	Balance at December 31, 2024	Purchases	Sales	Changes in Fair Value [1]	Other [2]	Balance at December 31, 2025
			(in millions)			
Marketable securities	$ 237	$ —	$ (168)	$ (86)	$ 220	$ 203
Nonmarketable securities	1,370	339	(13)	(2)	(192)	1,502
Total equity investments	$ 1,607	$ 339	$ (181)	$ (88)	$ 28	$ 1,705

[1] Recorded in gains (losses) on equity investments, net on the consolidated statements of operations.
[2] Includes reclasses between Marketable and Nonmarketable securities as well as translational impact of currency.

The following table sets forth the components of the Company's Nonmarketable securities at December 31:

	2025	2024
	(in millions)	
Measurement alternative	$ 1,242	$ 1,140
Equity method	260	230
Total Nonmarketable securities	$ 1,502	$ 1,370

The following table summarizes the total carrying value of the Company's Measurement alternative investments, including cumulative unrealized gains and losses through December 31:

	2025
	(in millions)
Initial cost basis	$ 932
Cumulative adjustments [1]:	
Upward adjustments	522
Downward adjustments (including impairment)	(212)
Carrying amount, end of period	$ 1,242

[1] Includes immaterial translational impact of currency.

The following table summarizes the unrealized gains and losses included in the carrying value of the Company's Measurement alternative investments and Marketable securities for the years ended December 31:

	2025	2024	2023
	(in millions)		
Measurement alternative investments:			
Upward adjustments	$ 31	$ 11	$ 7
Downward adjustments (including impairment)	(32)	(9)	(145)
Marketable securities:			
Unrealized gains (losses), net	(84)	(34)	97

Note 6. Fair Value Measurements

The Company's financial instruments are carried at fair value, cost or amortized cost on the consolidated balance sheets. The Company classifies its fair value measurements of financial instruments into a three-level hierarchy (the "Valuation Hierarchy").

Financial Instruments - Carried at Fair Value

Financial instruments carried at fair value are categorized for fair value measurement purposes as recurring or non-recurring in nature.

Recurring Measurements

The distribution of the Company's financial instruments measured at fair value on a recurring basis within the Valuation Hierarchy was as follows:

	December 31, 2025				December 31, 2024			
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(in millions)							
Assets								
Investment securities:								
Available-for-sale securities [1]	$ 20	$ 299	$ —	$319	$ 36	$ 256	$ —	$292
Derivative instruments [2]:								
Foreign exchange contracts	—	35	—	35	—	206	—	206
Marketable securities [3]:								
Equity securities	203	—	—	203	237	—	—	237
Liabilities								
Derivative instruments [2]:								
Foreign exchange contracts	$ —	$ 160	$ —	$160	$ —	$ 36	$ —	$ 36
Interest rate contracts	—	27	—	27	—	63	—	63

[1] The Company's U.S. government securities are classified within Level 1 of the Valuation Hierarchy as the fair values are based on unadjusted quoted prices for identical assets in active markets. The fair value of the Company's available-for-sale non-U.S. government and agency securities, corporate and asset-backed securities are based on observable inputs such as quoted prices, benchmark yields and issuer spreads for similar assets in active markets and are therefore included in Level 2 of the Valuation Hierarchy.

[2] The Company's foreign exchange and interest rate derivative asset and liability contracts measured at fair value are based on observable inputs such as broker quotes for similar derivative instruments. See Note 21 (Derivative and Hedging Instruments) for further details.

[3] The Company's Marketable securities are publicly held and fair values are based on unadjusted quoted prices in their respective active markets.

Nonrecurring Measurements

Nonmarketable Securities

The Company's Nonmarketable securities are recorded at fair value on a nonrecurring basis in periods after initial recognition under the equity method or measurement alternative method. Nonmarketable securities are classified within Level 3 of the Valuation Hierarchy due to the absence of quoted market prices, the inherent lack of liquidity and unobservable inputs used to measure fair value that require management's judgment. The Company uses discounted cash flows and market assumptions to estimate the fair value of its Nonmarketable securities when certain events or circumstances indicate that impairment may exist. Observable price changes in orderly transactions for identical or similar investments of the same issuer could also result in fair value adjustments. See Note 5 (Investments) for further details.

Financial Instruments - Not Carried at Fair Value

Debt

Debt instruments are carried on the consolidated balance sheets at amortized cost. The Company estimates the fair value of its debt based on either market quotes or observable market data. Debt is classified as Level 2 of the Valuation Hierarchy as it is generally not traded in active markets. At December 31, 2025, the carrying value and fair value of debt was $19.0 billion and $18.0 billion, respectively. At December 31, 2024, the carrying value and fair value of debt was $18.2 billion and $16.8 billion, respectively. See Note 13 (Debt) for further details.

Other Financial Instruments

Certain other financial instruments are carried on the consolidated balance sheets at cost or amortized cost basis, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, restricted cash and restricted cash equivalents, restricted security deposits held for customers, time deposits, accounts receivable, settlement assets, accounts payable, settlement obligations and other accrued liabilities.

Note 7. Prepaid Expenses and Other Assets

Prepaid expenses and other current assets consisted of the following at December 31:

	2025	2024
	(in millions)	
Customer incentives	$ 2,531	$ 1,854
Other	1,212	1,138
Total prepaid expenses and other current assets	$ 3,743	$ 2,992

Other assets consisted of the following at December 31:

	2025	2024
	(in millions)	
Customer incentives	$ 7,870	$ 6,550
Equity investments	1,705	1,607
Income taxes receivable	1,101	1,002
Other	939	800
Total other assets	$ 11,615	$ 9,959

Note 8. Property, Equipment and Right-of-Use Assets

Property, equipment and right-of-use assets consisted of the following at December 31:

	2025		2024	
	(in millions)			
Buildings, building equipment and land	$	744	$	709
Equipment		2,347		2,118
Furniture and fixtures		105		101
Leasehold improvements		497		436
Operating lease right-of-use assets		1,366		1,167
Property, equipment and right-of-use assets		**5,059**		**4,531**
Less: Accumulated depreciation and amortization		(2,756)		(2,393)
Property, equipment and right-of-use assets, net	$	**2,303**	$	**2,138**

Depreciation and amortization expense for the above property, equipment and right-of-use assets was $544 million, $519 million and $482 million for 2025, 2024 and 2023, respectively.

Operating lease ROU assets and operating lease liabilities are recorded on the consolidated balance sheets as follows at December 31:

	2025		2024	
	(in millions)			
Balance sheet location				
Property, equipment and right-of-use assets, net	$	750	$	681
Other current liabilities		157		133
Other liabilities		676		627

Operating lease amortization expense was $161 million, $145 million and $141 million for 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, the weighted-average remaining lease term of operating leases was 7.2 and 8.0 years, respectively, and the weighted-average discount rate for operating leases was 3.6% and 3.5%, respectively.

The useful lives of the Company's assets are as follows:

Asset Category	Estimated Useful Life
Buildings	30 years
Building equipment	10 - 15 years
Equipment and furniture and fixtures	2 - 6 years
Leasehold improvements	Shorter of life of improvement or lease term
Right-of-use assets	Shorter of life of the asset or lease term

The following table summarizes the maturity of the Company's operating lease liabilities at December 31, 2025 based on lease term:

	(in millions)	
2026	$	187
2027		151
2028		126
2029		101
2030		87
Thereafter		306
Total operating lease payments		**958**
Less: Interest		(125)
Present value of operating lease liabilities	$	**833**

Note 9. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31 were as follows:

	2025	2024
	(in millions)	
Beginning balance	$ 9,193	$ 7,660
Additions	—	1,736
Foreign currency translation	367	(203)
Ending balance	$ 9,560	$ 9,193

The Company performed its annual qualitative assessment of goodwill during the fourth quarter of 2025 and determined a quantitative assessment was not necessary. The Company concluded that goodwill was not impaired and had no accumulated impairment losses at December 31, 2025.

Note 10. Other Intangible Assets

The following table sets forth net intangible assets, other than goodwill, at December 31:

	2025			2024		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in millions)					
Finite-lived intangible assets						
Capitalized software [1]	$ 5,415	$ (2,110)	$ 3,305	$ 4,797	$ (1,640)	$ 3,157
Customer relationships	2,967	(942)	2,025	2,804	(720)	2,084
Other	96	(44)	52	99	(40)	59
Total	8,478	(3,096)	5,382	7,700	(2,400)	5,300
Indefinite-lived intangible assets						
Customer relationships	172	—	172	153	—	153
Total	$ 8,650	$ (3,096)	$ 5,554	$ 7,853	$ (2,400)	$ 5,453

[1] Includes technology acquired in business combinations.

The increase in the gross carrying amount of finite-lived intangible assets in 2025 was primarily related to software additions to support the continued growth of the Company. Certain intangible assets are denominated in foreign currencies. As such, the change in intangible assets includes a component attributable to foreign currency translation. Based on the qualitative assessment performed in 2025, it was determined that the Company's indefinite-lived intangible assets were not impaired.

Amortization on the finite-lived intangible assets above amounted to $760 million, $523 million and $457 million in 2025, 2024 and 2023, respectively. The following table sets forth the estimated future amortization expense on finite-lived intangible assets on the consolidated balance sheets at December 31, 2025:

	(in millions)
2026	$ 801
2027	765
2028	692
2029	647
2030	569
Thereafter	1,908
Total	$ 5,382

Note 11. Accrued Expenses

Accrued expenses consisted of the following at December 31:

	2025	2024
	(in millions)	
Customer incentives	$ 9,958	$ 7,627
Personnel costs	1,716	1,681
Income and other taxes	914	454
Other	684	631
Total accrued expenses	$ 13,272	$ 10,393

As of December 31, 2025 and 2024, long-term customer incentives included in other liabilities were $3,041 million and $2,820 million, respectively.

Note 12. Pension, Postretirement and Savings Plans

The Company and certain of its subsidiaries maintain various pension and other postretirement plans that cover substantially all employees worldwide.

Defined Contribution Plans

The Company sponsors defined contribution retirement plans. The primary plan is the Mastercard Savings Plan, a 401(k) plan for substantially all of the Company's U.S. employees, which is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In addition, the Company has several defined contribution plans outside of the U.S. The Company's total expense for its defined contribution plans was $302 million, $287 million and $253 million in 2025, 2024 and 2023, respectively.

Defined Benefit and Other Postretirement Plans

The Company sponsors pension and postretirement plans for certain non-U.S. employees (the "non-U.S. Plans") that cover various benefits specific to their country of employment. Additionally, the Company sponsors a defined benefit pension plan in the United Kingdom (the "U.K. Plan") which was permanently closed to new entrants and future accruals as of July 21, 2013, however, plan participants' obligations are adjusted for future salary changes. The term "Pension Plans" includes the non-U.S. Plans and the U.K. Plan.

The Company maintains a postretirement plan providing health coverage and life insurance benefits for substantially all of its U.S. employees hired before July 1, 2007 (the "Postretirement Plan").

The Company uses a December 31 measurement date for the Pension Plans and its Postretirement Plan. The benefit obligation associated with the Postretirement Plan is immaterial. The following table sets forth the components of the Pension Plans recognized on the Company's consolidated balance sheets at December 31:

	2025	2024
	(in millions)	
Fair value of plan assets	$ 499	$ 454
Projected benefit obligation	452	410
Accumulated benefit obligation	450	408
Funded Status	47	44

As of December 31, 2025 and 2024, the amount recognized in accumulated other comprehensive income (loss), before tax, for the Postretirement Plan was $3 million and $10 million, respectively. As of December 31, 2025 and 2024, the amount recognized in accumulated other comprehensive income (loss), before tax, for the Pension Plans was $(15) million, and $(14) million, respectively.

Note 13. Debt

Debt consisted of the following at December 31:

		2025		2024		Effective Interest Rate
		(in millions)				
Senior Notes						
2025 USD Notes	Floating Rate Senior Notes due March 2028	$	300	$	—	**
	4.550 % Senior Notes due March 2028		450		—	4.727 %
	4.950 % Senior Notes due March 2032		500		—	5.063 %
2024 USD Notes	4.100 % Senior Notes due January 2028		750		750	4.262 %
	4.350 % Senior Notes due January 2032		1,150		1,150	4.446 %
	4.550 % Senior Notes due January 2035		1,100		1,100	4.633 %
	4.875 % Senior Notes due May 2034		1,000		1,000	5.047 %
2023 USD Notes	4.875 % Senior Notes due March 2028		750		750	5.003 %
	4.850 % Senior Notes due March 2033		750		750	4.923 %
2022 EUR Notes	1.000 % Senior Notes due February 2029		882		781	1.138 %
2021 USD Notes	2.000 % Senior Notes due November 2031		750		750	2.112 %
	1.900 % Senior Notes due March 2031		600		600	1.981 %
	2.950 % Senior Notes due March 2051		700		700	3.013 %
2020 USD Notes	3.300 % Senior Notes due March 2027		1,000		1,000	3.420 %
	3.350 % Senior Notes due March 2030		1,500		1,500	3.430 %
	3.850 % Senior Notes due March 2050		1,500		1,500	3.896 %
2019 USD Notes	2.950 % Senior Notes due June 2029		1,000		1,000	3.030 %
	3.650 % Senior Notes due June 2049		1,000		1,000	3.689 %
	2.000 % Senior Notes due March 2025		—		750	2.147 %
2018 USD Notes	3.500 % Senior Notes due February 2028		500		500	3.598 %
	3.950 % Senior Notes due February 2048		500		500	3.990 %
2016 USD Notes	2.950 % Senior Notes due November 2026		750		750	3.044 %
	3.800 % Senior Notes due November 2046		600		600	3.893 %
2015 EUR Notes	2.100 % Senior Notes due December 2027		941		833	2.189 %
	2.500 % Senior Notes due December 2030		176		156	2.562 %
			19,149		**18,420**	
Less: Unamortized discount and debt issuance costs			(122)		(131)	
Less: Cumulative hedge accounting fair value adjustments [1]			(27)		(63)	
Total debt outstanding			**19,000**		**18,226**	
Less: Short-term debt [2]			(749)		(750)	
Long-term debt		$	**18,251**	$	**17,476**	

** The $300 million of Senior Notes due March 2028 are Floating Rate Notes that bear interest at a floating rate, reset quarterly, equal to the Compounded Secured Overnight Financing Rate ("SOFR") plus 0.44%.

[1] The Company has an interest rate swap that is accounted for as a fair value hedge. See Note 21 (Derivative and Hedging Instruments) for additional information.

[2] As of December 31, 2025, the 2016 USD Notes due November 2026 were classified as short-term debt, net of unamortized discount and debt issuance costs, on the consolidated balance sheets. As of December 31, 2024, the 2019 USD Notes due March 2025 were classified as short-term debt, net of unamortized discount and debt issuance costs, on the consolidated balance sheets.

For the years ended December 31, 2025, 2024 and 2023, interest paid on the Company's debt was $680 million, $571 million and $477 million, respectively.

Scheduled annual maturities of the principal portion of debt outstanding at December 31, 2025 are summarized below.

	(in millions)
2026	$ 750
2027	1,941
2028	2,750
2029	1,882
2030	1,676
Thereafter	10,150
Total	$ 19,149

Senior Notes

In February 2025, the Company issued $300 million principal amount of Floating Rate Notes due March 2028, $450 million principal amount of 4.550% notes due March 2028 and $500 million principal amount of 4.950% notes due March 2032 (collectively, the "2025 USD Notes"). The net proceeds from the issuance of the 2025 USD Notes, after deducting the original issue discount, underwriting discount and offering expenses, were $1.242 billion.

During 2024, the Company issued a total of $4 billion of debt, as follows:

- In May 2024, the Company issued $1 billion principal amount of notes due May 2034

- In September 2024, the Company issued $750 million principal amount of notes due January 2028, $1,150 million principal amount of notes due January 2032 and $1,100 million principal amount of notes due January 2035

The issuances in 2024 are collectively referred to as the "2024 USD Notes". The net proceeds from the issuance of the 2024 USD Notes, after deducting the original issue discount, underwriting discount and offering expenses, were $3.96 billion.

In March 2023, the Company issued $750 million principal amount of notes due March 2028 and $750 million principal amount of notes due March 2033 (collectively the "2023 USD Notes"). The net proceeds from the issuance of the 2023 USD Notes, after deducting the original issue discount, underwriting discount and offering expenses, were $1.489 billion.

The Senior Notes described above are not subject to any financial covenants and may be redeemed in whole, or in part, at the Company's option at any time for a specified make-whole amount. These notes are senior unsecured obligations and would rank equally with any future unsecured and unsubordinated indebtedness.

Indian Rupee ("INR") Term Loan

In April 2023, the Company entered into an unsecured INR4.97 billion term loan, due July 2023 (the "April 2023 INR Term Loan"). The net proceeds of the April 2023 INR Term Loan, after deducting issuance costs, were INR4.96 billion ($61 million as of the date of settlement). In July 2023, the Company modified and combined the April 2023 INR Term Loan with a separate INR22.6 billion term loan entered into in 2022 (collectively, the "2023 INR Term Loan"), increasing the total unsecured loans to INR28.1 billion ($342 million as of the date of settlement). The 2023 INR Term Loan matured in July 2024.

The Company obtained the INR Term Loans to serve as economic hedges to offset possible changes in the value of INR-denominated monetary assets due to foreign exchange fluctuations.

Commercial Paper Program and Credit Facility

As of December 31, 2025, the Company has a commercial paper program (the "Commercial Paper Program") under which the Company is authorized to issue up to $8 billion in unsecured commercial paper notes with maturities of up to 397 days from the date of issuance. The Commercial Paper Program is available in U.S. dollars.

In conjunction with the Commercial Paper Program, the Company has a committed five-year unsecured $8 billion revolving credit facility (the "Credit Facility"). The Credit Facility, which previously was set to expire on November 7, 2029, was amended and extended and now expires on November 7, 2030. Borrowings under the Credit Facility are available in U.S. dollars and/or euros. The facility fee under the Credit Facility is determined according to the Company's credit rating and is payable on the average daily commitment, regardless of usage, per annum. In addition to the facility fee, interest rates on borrowings under the Credit Facility would be based on prevailing market interest rates plus applicable margins that fluctuate based on the Company's credit rating. The Credit Facility contains customary representations, warranties, affirmative and negative covenants, events of default and indemnification provisions. The Company was in compliance in all material respects with the covenants of the Credit Facility at December 31, 2025 and 2024.

Borrowings under the Commercial Paper Program and the Credit Facility are to be used to provide liquidity for general corporate purposes, including providing liquidity in the event of one or more settlement failures by the Company's customers. The Company may borrow and repay amounts under the Commercial Paper Program and Credit Facility for business continuity purposes. The Company had no borrowings under the Credit Facility or the Commercial Paper Program at December 31, 2025 and 2024.

Note 14. Stockholders' Equity

Classes of Capital Stock

Mastercard's amended and restated certificate of incorporation authorizes the following classes of capital stock:

Class	Par Value Per Share	Authorized Shares (in millions)	Dividend and Voting Rights
A	$0.0001	3,000	One vote per share Dividend rights
B	$0.0001	1,200	Non-voting Dividend rights
Preferred	$0.0001	300	No shares issued or outstanding at December 31, 2025 and 2024. Dividend and voting rights are to be determined by the Board of Directors of the Company upon issuance.

Dividends

The Company declared a quarterly cash dividend on its Class A and Class B Common Stock during each of the four quarters of 2025, 2024 and 2023. The total per share dividends declared during the years ended December 31 are summarized below:

	2025	2024	2023
	(in millions, except per share data)		
Dividends declared per share	$ 3.15	$ 2.74	$ 2.37
Total dividends declared	$ 2,840	$ 2,526	$ 2,231

Ownership and Governance Structure

Equity ownership and voting power of the Company's shares were allocated as follows as of December 31:

	2025		2024	
	Equity Ownership	General Voting Power	Equity Ownership	General Voting Power
Class A stockholders	99.3 %	100.0 %	99.3 %	100.0 %
Class B stockholders (Principal or Affiliate Customers)	0.7 %	— %	0.7 %	— %

Note: Table may not sum due to rounding.

Class B Common Stock Conversions

Shares of Class B common stock are convertible on a one-for-one basis into shares of Class A common stock. Entities eligible to hold Mastercard's Class B common stock are defined in the Company's amended and restated certificate of incorporation (generally the Company's principal or affiliate customers), and they are restricted from retaining ownership of shares of Class A common stock. Class B stockholders are required to subsequently sell or otherwise transfer any shares of Class A common stock received pursuant to such a conversion.

Common Stock Activity

The following table presents the changes in the Company's outstanding Class A and Class B common stock:

	Outstanding Shares	
	Class A	Class B
	(in millions)	
Balance at December 31, 2022	948.4	7.6
Purchases of treasury stock	(23.8)	—
Share-based payments	2.3	—
Conversion of Class B to Class A common stock	0.4	(0.4)
Balance at December 31, 2023	**927.3**	**7.2**
Purchases of treasury stock	(23.0)	—
Share-based payments	1.9	—
Conversion of Class B to Class A common stock	0.4	(0.4)
Balance at December 31, 2024	**906.6**	**6.8**
Purchases of treasury stock	(21.1)	—
Share-based payments	1.6	—
Conversion of Class B to Class A common stock	0.2	(0.2)
Balance at December 31, 2025	**887.3**	**6.6**

The Company's Board of Directors has approved programs authorizing the Company to repurchase shares of its Class A common stock. The following table summarizes the Company's share repurchase authorizations of its Class A common stock for the years ended December 31:

	2025	2024	2023
	(In millions, except per share data)		
Board authorization	$ 14,000	$ 12,000	$ 11,000
Dollar-value of shares repurchased	$ 11,727	$ 10,954	$ 9,032
Shares repurchased	21.1	23.0	23.8
Average price paid per share	$ 555.78	$ 475.35	$ 379.49

As of December 31, 2025, the remaining authorization under the share repurchase programs approved by the Company's Board of Directors was $17.5 billion.

The Company repurchased an additional $1.1 billion dollar-value of shares in 2026, through February 6, 2026. As of February 6, 2026, the remaining authorization under the share repurchase programs approved by the Company's Board of Directors was $16.3 billion.

Note 15. Accumulated Other Comprehensive Income (Loss)

The changes in the balances of each component of accumulated other comprehensive income (loss), net of tax, for the years ended December 31, 2025 and 2024 were as follows:

	December 31, 2024	Increase / (Decrease)	Reclassifications	December 31, 2025
	(in millions)			
Foreign currency translation adjustments [1]	$ (1,558)	$ 524	$ —	$ (1,034)
Translation adjustments on net investment hedges [2]	295	(169)	—	126
Cash flow hedges				
Foreign exchange contracts [3]	(51)	(281)	378	46
Interest rate contracts	(113)	—	6	(107)
Defined benefit pension and other postretirement plans	(6)	(6)	—	(12)
Investment securities available-for-sale	—	—	—	—
Accumulated other comprehensive income (loss)	$ (1,433)	$ 68	$ 384	$ (981)

	December 31, 2023	Increase / (Decrease)	Reclassifications	December 31, 2024
	(in millions)			
Foreign currency translation adjustments [1]	$ (1,119)	$ (439)	$ —	$ (1,558)
Translation adjustments on net investment hedges [2]	181	114	—	295
Cash flow hedges				
Foreign exchange contracts [3]	(17)	149	(183)	(51)
Interest rate contracts	(118)	—	5	(113)
Defined benefit pension and other postretirement plans	(25)	19	—	(6)
Investment securities available-for-sale	(1)	1	—	—
Accumulated other comprehensive income (loss)	$ (1,099)	$ (156)	$ (178)	$ (1,433)

[1] During 2025, the decrease in the accumulated other comprehensive loss related to foreign currency translation adjustments was driven primarily by the appreciation of the euro and British pound against the U.S. dollar. During 2024, the increase in the accumulated other comprehensive loss related to foreign currency translation adjustments was driven primarily by the depreciation of the euro, Brazilian real, and British pound against the U.S. dollar.

[2] During 2025, the decrease in the accumulated other comprehensive income related to the net investment hedges was driven by the appreciation of the euro against the U.S. dollar. During 2024, the increase in the accumulated other comprehensive income related to the net investment hedges was driven by the depreciation of the euro and British pound against the U.S. dollar. See Note 21 (Derivative and Hedging Instruments) for additional information.

[3] Certain foreign exchange derivative contracts are designated as cash flow hedging instruments. Gains and losses resulting from changes in the fair value of these contracts are deferred in accumulated other comprehensive income (loss) and subsequently reclassified to the consolidated statements of operations when the underlying hedged transactions impact earnings. See Note 21 (Derivative and Hedging Instruments) for additional information.

Note 16. Share-Based Payments

In May 2006, the Company granted the following awards under the Mastercard Incorporated 2006 Long Term Incentive Plan, which was amended and restated as of June 22, 2021 (the "LTIP"). The LTIP is a stockholder-approved plan that permits the grant of various types of equity awards to employees. The Company has granted Options, RSUs and PSUs under the LTIP. The Company uses the straight-line method of attribution for expensing all equity awards. Compensation expense is recorded net of estimated forfeitures, with estimates adjusted as appropriate.

There are approximately 116 million shares of Class A common stock authorized for equity awards under the LTIP. Although the LTIP permits the issuance of shares of Class B common stock, no such shares have been authorized for issuance. Shares issued as a result of Option exercises and the conversions of RSUs and PSUs were funded primarily with the issuance of new shares of Class A common stock.

Stock Options

Options expire ten years from the date of grant and vest ratably over three years. For Options granted, a participant's unvested awards are forfeited upon termination; however, in the event a participant terminates employment due to disability or retirement more than seven months after receiving the award, the participant retains all of their awards without providing additional service to the Company. Retirement eligibility is dependent upon age and years of service. Compensation expense is recognized over the vesting period as stated in the LTIP.

The fair value of each Option is estimated on the date of grant using a Black-Scholes option pricing model. The following table presents the weighted-average assumptions used in the valuation and the resulting weighted-average fair value per Option granted for the years ended December 31:

	2025	2024	2023
Risk-free rate of return	4.1 %	4.2 %	4.2 %
Expected term (in years)	6.00	6.00	6.00
Expected volatility	27.4 %	28.7 %	29.5 %
Expected dividend yield	0.5 %	0.6 %	0.6 %
Weighted-average fair value per Option granted	$ 192.87	$ 164.66	$ 123.22

The risk-free rate of return was based on the U.S. Treasury yield curve in effect on the date of grant. The expected term and the expected volatility were based on historical Mastercard information. The expected dividend yields were based on the Company's expected annual dividend rate on the date of grant.

The following table summarizes the Company's Option activity for the year ended December 31, 2025:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in millions)		(in years)	(in millions)
Outstanding at January 1, 2025	2.1	$ 273		
Granted	0.2	$ 574		
Exercised	(0.5)	$ 196		
Forfeited	—	$ 453		
Outstanding at December 31, 2025	1.8	$ 325	5.2	$ 432
Exercisable at December 31, 2025	1.4	$ 274	4.2	$ 403
Options vested and expected to vest at December 31, 2025	1.8	$ 325	5.2	$ 432

As of December 31, 2025, there was $14 million of total unrecognized compensation cost related to non-vested Options. The cost is expected to be recognized over a weighted-average period of 1.7 years.

Restricted Stock Units

RSUs generally vest ratably over three years. A participant's unvested awards are forfeited upon termination of employment; however, in the event of termination due to job elimination (as defined by the Company), a participant will retain a pro-rata portion of the unvested awards for services performed through the date of termination. In the event a participant terminates employment due to disability or retirement more than seven months after receiving the award, the participant retains all of their awards without providing additional service to the Company. Compensation expense is recognized over the shorter of the vesting periods stated in the LTIP or the date the individual becomes eligible to retire but not less than seven months.

The following table summarizes the Company's RSU activity for the year ended December 31, 2025:

	Units		Weighted-Average Grant-Date Fair Value		Aggregate Intrinsic Value
	(in millions)				(in millions)
Outstanding at January 1, 2025	2.1	$	403		
Granted	1.0	$	566		
Converted	(1.1)	$	385		
Forfeited	(0.1)	$	470		
Outstanding at December 31, 2025	**1.9**	**$**	**498**	**$**	**1,070**
RSUs expected to vest at December 31, 2025	**1.8**	**$**	**498**	**$**	**1,032**

The fair value of each RSU is the closing stock price on the New York Stock Exchange of the Company's Class A common stock on the date of grant, adjusted for the exclusion of dividend equivalents. Upon vesting, a portion of the RSU award may be withheld to satisfy the minimum statutory withholding taxes. The remaining RSUs will be settled in shares of the Company's Class A common stock after the vesting period. As of December 31, 2025, there was $465 million of total unrecognized compensation cost related to non-vested RSUs. The cost is expected to be recognized over a weighted-average period of 1.8 years.

Performance Stock Units

PSUs vest after three years and are subject to a mandatory one-year post-vest hold, during which they are eligible for dividend equivalents. A participant's unvested awards are forfeited upon termination of employment; however, in the event of termination due to job elimination (as defined by the Company), a participant will retain a pro-rata portion of the unvested awards for services performed through the date of termination. In the event a participant terminates employment due to disability or retirement more than seven months after receiving the award, the participant retains all of their awards without providing additional service to the Company.

The following table summarizes the Company's PSU activity for the year ended December 31, 2025:

	Units		Weighted-Average Grant-Date Fair Value		Aggregate Intrinsic Value
	(in millions)				(in millions)
Outstanding at January 1, 2025	0.6	$	396		
Granted	0.2	$	608		
Converted	(0.2)	$	335		
Other	—	$	364		
Outstanding at December 31, 2025	**0.6**	**$**	**472**	**$**	**335**
PSUs expected to vest at December 31, 2025	**0.6**	**$**	**472**	**$**	**331**

Since 2013, PSUs containing performance and market conditions have been issued. Performance measures used to determine the actual number of shares that vest after three years include net revenue growth, EPS growth and relative total shareholder return ("TSR"). Relative TSR is considered a market condition, while net revenue and EPS growth are considered performance conditions. The Monte Carlo simulation valuation model is used to determine the grant-date fair value.

Compensation expense for PSUs is recognized over the requisite service period, or the date the individual becomes eligible to retire but not less than seven months, if it is probable that the performance target will be achieved and subsequently adjusted if the probability assessment changes. As of December 31, 2025, there was $31 million of total unrecognized compensation cost related to non-vested PSUs. The cost is expected to be recognized over a weighted-average period of 1.6 years.

Additional Information

The following table includes additional share-based payment information for each of the years ended December 31:

	2025	2024	2023
	(in millions, except weighted-average fair value)		
Share-based compensation expense	$ 597	$ 526	$ 460
Income tax benefit recognized for equity awards	128	111	99
Income tax benefit realized related to Options exercised	26	77	95
Options			
Total intrinsic value of Options exercised	180	354	487
RSUs			
Weighted-average grant-date fair value of awards granted	566	472	350
Total grant-date fair value of awards vested	421	340	235
Total intrinsic value of RSUs converted into shares of Class A common stock	622	477	253
PSUs			
Weighted-average grant-date fair value of awards granted	608	512	365
Total grant-date fair value of awards vested	79	99	12
Total intrinsic value of PSUs converted into shares of Class A common stock	135	122	14

Note 17. Commitments

At December 31, 2025, the Company had the following future minimum payments due under noncancelable agreements, primarily related to sponsorships to promote the Mastercard brand and licensing arrangements. The amount accrued related to these future payments as of December 31, 2025 was not material.

	(in millions)
2026	$ 714
2027	581
2028	291
2029	131
2030	115
Thereafter	201
Total	$ 2,033

Note 18. Income Taxes

Components of Income and Income Tax Expense

The domestic and foreign components of income before income taxes for the years ended December 31 were as follows:

	2025	2024	2023
	(in millions)		
United States	$ 6,652	$ 6,168	$ 4,506
Foreign	11,926	9,086	9,133
Income before income taxes	$ 18,578	$ 15,254	$ 13,639

The total income tax provision for the years ended December 31 was comprised of the following components:

	2025	2024	2023
	(in millions)		
Current			
Federal	$ 1,265	$ 1,093	$ 991
State and local	(198)	144	127
Foreign	2,486	1,670	1,563
Total current	3,553	2,907	2,681
Deferred			
Federal	(173)	(197)	(180)
State and local	32	(14)	(18)
Foreign	198	(316)	(39)
Total deferred	57	(527)	(237)
Income tax expense	$ 3,610	$ 2,380	$ 2,444

Effective Income Tax Rate

A reconciliation of the effective income tax rate to the U.S. federal statutory income tax rate for the years ended December 31, was as follows:

	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
	($ in millions)					
Income before income taxes	$ 18,578		$ 15,254		$ 13,639	
Federal statutory tax	3,901	21.0 %	3,203	21.0 %	2,864	21.0 %
Foreign tax effects						
Singapore						
Statutory tax rate difference between Singapore and U.S.	(161)	(0.9)%	(162)	(1.1)%	(147)	(1.1)%
Singapore tax incentive	(330)	(1.8)%	(644)	(4.2)%	(571)	(4.2)%
Pillar 2 Rules	233	1.3 %	—	— %	—	— %
Other foreign jurisdictions	408	2.2 %	240	1.6 %	374	2.7 %
Effects of cross border tax laws						
Foreign-derived intangible income deduction	(204)	(1.1)%	(195)	(1.3)%	(144)	(1.1)%
U.S. foreign tax credits	(259)	(1.4)%	(224)	(1.5)%	73	0.5 %
Other	140	0.8 %	77	0.5 %	110	0.8 %
Effects of changes in tax law	—	— %	—	— %	(688)	(5.0)%
Valuation allowance	76	0.4 %	113	0.7 %	644	4.7 %
Other, net	$ (194)	(1.0)%	(28)	(0.2)%	(71)	(0.5)%
Income tax expense	$ 3,610	19.4 %	$ 2,380	15.6 %	$ 2,444	17.9 %

Note: Table may not sum due to rounding.
As of January 1, 2025, the Company adopted new FASB guidance related to income tax disclosures on a retrospective basis.

The effective income tax rates for the years ended December 31, 2025, 2024 and 2023 were 19.4%, 15.6% and 17.9%, respectively. The effective income tax rate for 2025 was higher than the effective income tax rate for 2024, primarily due to a change in the net tax effect of the Company's Singapore operations, which includes the 15% global minimum tax (Pillar 2 Rules) that took effect in 2025. Additionally, a change in the Company's geographic mix of earnings contributed to the higher effective income tax rate, partially offset by net discrete tax benefits.

The effective income tax rate for 2024 was lower than the effective income tax rate for 2023, primarily due to the 2023 foreign tax legislation enacted in Brazil and Notice 2023-55 (the "Notice"), released by the U.S. Department of Treasury ("Treasury") in 2023. The foreign tax legislation and the Notice changed the treatment of foreign taxes paid under the U.S. tax regulations published in 2022, resulting in an expense in 2023 to establish a valuation allowance against the U.S. foreign tax credit carryforward deferred tax asset. The expense is partially offset by the Company's ability to claim more U.S. foreign tax credits generated in 2022 and 2023. Additionally, a change in the Company's geographic mix of earnings in 2024 contributed to the lower effective income tax rate compared to the prior year.

Singapore Income Tax Rate

In connection with the expansion of the Company's operating headquarters in Singapore, the Company received in 2010 a tax incentive from the Singapore Ministry of Finance, which had been set to expire on December 31, 2025. Effective January 1, 2025, the Company received a new tax incentive from the ministry, which replaced the expiring tax incentive and continues through December 31, 2029. The tax incentive provides the Company with, among other benefits, a reduced income tax rate from the 17% Singapore statutory income tax rate. For 2025, 2024 and 2023, the impacts of the tax incentives received from the ministry resulted in a reduction of the Company's income tax liability of $330 million, or $0.36 per diluted share, $644 million, or $0.69 per diluted share, and $571 million, or $0.60 per diluted share, respectively. The Pillar 2 Rules that took effect in 2025 in Singapore largely offsets the reduction to the Company's effective income tax rate resulting from the tax incentive.

Income Taxes Paid

The Company paid income taxes, net of refunds, by jurisdiction for the years ended December 31, as follows:

	2025	2024	2023
	(in millions)		
Federal	$ 1,359	$ 1,279	$ 1,194
State	95	155	133
Foreign			
Belgium	668	562	516
United Kingdom	330	592	429
Brazil	168	333	254
Other	400	331	220
Total	$ 3,020	$ 3,252	$ 2,746

Income taxes paid are not directly linked to the income tax expense recognized in the consolidated statements of operations, as cash payments reflect the timing of estimated payments, refunds, audit settlements and the utilization of tax attributes rather than the current period tax provision.

Deferred Income Taxes

Deferred tax assets and liabilities represent the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. The components of deferred tax assets and liabilities at December 31 were as follows:

	2025	2024
	(in millions)	
Deferred tax assets		
Accrued liabilities	$ 1,079	$ 939
Compensation and benefits	408	371
Net operating losses	221	468
U.S. foreign tax credits	802	736
Property and equipment	482	432
Intangible assets	169	160
Lease liabilities	143	134
Other items	246	236
Less: Valuation allowance	(974)	(871)
Total deferred tax assets	2,576	2,605
Deferred tax liabilities		
Prepaid expenses and other accruals	280	195
Gains on equity investments	111	112
Goodwill and intangible assets	718	760
Right-of-use lease assets	124	116
Other items	83	125
Total deferred tax liabilities	1,316	1,308
Net deferred tax assets	$ 1,260	$ 1,297

The changes in the Company's valuation allowance on deferred tax assets were as follows:

	Balance at December 31, 2022	Changes to Related Gross Deferred Tax Assets	Change/ (Release)	Balance at December 31, 2023	Changes to Related Gross Deferred Tax Assets	Change/ (Release)	Balance at December 31, 2024	Changes to Related Gross Deferred Tax Assets	Change/ (Release)	Balance at December 31, 2025
					(in millions)					
U.S. foreign tax credit carryforward [1]	$ —	$ 308	$ 327	$ 635	$ 101	$ —	$ 736	$ 66	$ —	$ 802
Net operating and capital losses [2]	114	12	(3)	123	11	1	135	34	3	172
Total	$ 114	$ 320	$ 324	$ 758	$ 112	$ 1	$ 871	$ 100	$ 3	$ 974

[1] The 2023 activity resulted in the establishment of the valuation allowance associated with the U.S. foreign tax credit carryforward due to foreign tax legislation enacted in Brazil and the Notice released by Treasury.

[2] Capital losses are included within other items in the deferred tax assets section of the components of the Deferred Income Taxes table above.

The recognition of foreign tax credits is dependent upon the realization of future foreign source income in the appropriate foreign tax credit basket in accordance with U.S. federal income tax law. The recognition of the net operating and capital losses is dependent on the timing and character of future taxable income in the applicable jurisdictions. As of December 31, 2025, the Company had a foreign tax credit carryforward and tax effected net operating loss carryforwards of $802 million and $221 million, respectively. The foreign tax credits begin to expire in 2029 and the majority of the net operating losses can be carried forward indefinitely.

A reconciliation of the beginning and ending balance for the Company's unrecognized tax benefits for the years ended December 31, was as follows:

	2025	2024	2023
		(in millions)	
Beginning balance	$ 304	$ 431	$ 414
Additions:			
Current year tax positions	38	37	23
Prior year tax positions [1]	68	34	16
Reductions:			
Prior year tax positions [1]	(93)	(189)	(7)
Settlements with tax authorities	—	—	—
Expired statute of limitations	(6)	(9)	(15)
Ending balance	$ 311	$ 304	$ 431

[1] Includes immaterial translational impact of currency.

As of December 31, 2025, the amount of unrecognized tax benefit was $311 million. This amount, if recognized, would reduce income tax expense by $252 million.

The Company is subject to tax in the United States, Belgium, Singapore, the United Kingdom and various other foreign jurisdictions, as well as state and local jurisdictions. Uncertain tax positions are reviewed on an ongoing basis and are adjusted after considering facts and circumstances, including progress of tax audits, developments in case law and closing of statutes of limitation. Within the next twelve months, the Company believes that the resolution of certain federal, foreign and state and local examinations is reasonably possible and that a change in estimate, reducing unrecognized tax benefits, may occur. While such a change may be significant, it is not possible to provide a range of the potential change until the examinations progress further or the related statutes of limitation expire. The Company has effectively settled its U.S. federal income tax obligations through 2014. With limited exception, the Company is no longer subject to state and local or foreign examinations by tax authorities for years before 2014.

Note 19. Legal and Regulatory Proceedings

Mastercard is a party to legal and regulatory proceedings with respect to a variety of matters in the ordinary course of business. Some of these proceedings are based on complex claims involving substantial uncertainties and unascertainable damages. Accordingly, it is not possible to determine the probability of loss or estimate damages, and therefore, Mastercard has not established liabilities for any of these proceedings, except as discussed below. When the Company determines that a loss is both probable and reasonably estimable, Mastercard records a liability and discloses the amount of the liability if it is material. When a material loss contingency is only reasonably possible, Mastercard does not record a liability, but instead discloses the nature and the amount of the claim, and an estimate of the loss or range of loss, if such an estimate can be made. Unless otherwise stated below with respect to these matters, Mastercard cannot provide an estimate of the possible loss or range of loss based on one or more of the following reasons: (1) actual or potential plaintiffs have not claimed an amount of monetary damages or the amounts are unsupportable or exaggerated, (2) the matters are in early stages, (3) there is uncertainty as to the outcome of pending appeals or motions, (4) there are significant factual issues to be resolved, (5) the proceedings involve multiple defendants or potential defendants whose share of any potential financial responsibility has yet to be determined and/or (6) there are novel legal issues presented. Furthermore, except as identified with respect to the matters below, Mastercard does not believe that the outcome of any individual existing legal or regulatory proceeding to which it is a party will have a material adverse effect on its results of operations, financial condition and overall business. However, an adverse judgment or other outcome or settlement with respect to any proceedings discussed below could result in fines or payments by Mastercard and/or could require Mastercard to change its business practices. In addition, an adverse outcome in a regulatory proceeding could lead to the filing of civil damage claims and possibly result in significant damage awards. Any of these events could have a material adverse effect on Mastercard's results of operations, financial condition and overall business.

Cash paid for legal settlements for the years ended December 31, 2025, 2024 and 2023 was $647 million, $496 million and $929 million, respectively.

Interchange Litigation and Regulatory Proceedings

Mastercard's interchange fees and other practices are subject to regulatory, legal review and/or challenges in a number of jurisdictions, including the proceedings described below. When taken as a whole, the resulting decisions, regulations and legislation with respect to interchange fees and acceptance practices may have a material adverse effect on the Company's prospects for future growth and its overall results of operations and financial condition.

United States

In 2005, the first of a series of complaints were filed on behalf of merchants (the majority of the complaints were styled as class actions, although a few complaints were filed on behalf of individual merchant plaintiffs) against Mastercard International, Visa U.S.A., Inc., Visa International Service Association and a number of financial institutions. Taken together, the claims in the complaints were generally brought under both Sections 1 and 2 of the Sherman Act, which prohibit monopolization and attempts or conspiracies to monopolize a particular industry, and some of these complaints contain unfair competition law claims under state law. The complaints allege, among other things, that Mastercard, Visa, and certain financial institutions conspired to set the price of interchange fees, enacted point-of-sale acceptance rules (including the "no surcharge" rule) in violation of antitrust laws and engaged in unlawful tying and bundling of certain products and services, resulting in merchants paying excessive costs for the acceptance of Mastercard and Visa credit and debit cards. The cases were consolidated for pre-trial proceedings in the U.S. District Court for the Eastern District of New York in MDL No. 1720 (the "U.S. MDL Litigation Cases"). The plaintiffs filed a consolidated class action complaint seeking treble damages.

In 2006, the group of purported merchant class plaintiffs filed a supplemental complaint alleging that Mastercard's initial public offering of its Class A Common Stock in May 2006 (the "IPO") and certain purported agreements entered into between Mastercard and financial institutions in connection with the IPO: (1) violate U.S. antitrust laws and (2) constituted a fraudulent conveyance because the financial institutions allegedly attempted to release, without adequate consideration, Mastercard's right to assess them for Mastercard's litigation liabilities. The class plaintiffs sought treble damages and injunctive relief including, but not limited to, an order reversing and unwinding the IPO.

In 2011, Mastercard and Mastercard International entered into each of: (1) an omnibus judgment sharing and settlement sharing agreement with Visa Inc., Visa U.S.A. Inc. and Visa International Service Association and a number of financial institutions; and (2) a Mastercard settlement and judgment sharing agreement with a number of financial institutions. The agreements provide for the apportionment of certain costs and liabilities which Mastercard, the Visa parties and the financial institutions may incur, jointly and/or severally, in the event of an adverse judgment or settlement of one or all of the U.S. MDL Litigation Cases. Among a number of scenarios addressed by the agreements, in the event of a global settlement involving the Visa parties, the financial institutions and Mastercard, Mastercard would pay 12% of the monetary portion of the settlement. In the event of a settlement involving only

Mastercard and the financial institutions with respect to their issuance of Mastercard cards, Mastercard would pay 36% of the monetary portion of such settlement.

In 2012, the parties entered into a definitive settlement agreement with respect to the U.S. MDL Litigation Cases (including with respect to the claims related to the IPO) and the defendants separately entered into a settlement agreement with the individual merchant plaintiffs. The settlements included cash payments that were apportioned among the defendants pursuant to the omnibus judgment sharing and settlement sharing agreement described above. Mastercard also agreed to provide class members with a short-term reduction in default credit interchange rates and to modify certain of its business practices, including its no surcharge rule. The court granted final approval of the settlement in 2013. Following an appeal by objectors and as a result of a reversal of the settlement approval by the U.S. Court of Appeals for the Second Circuit, the case was sent back to the district court for further proceedings. The court divided the merchants' claims into two separate classes - monetary damages claims (the "Damages Class") and claims seeking changes to business practices (the "Rules Relief Class"). The court appointed separate counsel for each class.

In 2018, the parties to the Damages Class litigation entered into a class settlement agreement to resolve the Damages Class claims, with merchants representing slightly more than 25% of the Damages Class interchange volume choosing to opt out of the settlement. The Damages Class settlement agreement became final in 2023.

Prior to the fourth quarter of 2025, Mastercard had reached settlements with over 250 opt-out merchants. In the fourth quarter of 2025, Mastercard reached settlements or agreements in principle to settle with the vast majority of the remaining individual opt-out merchants. The opt-out merchant settlements, along with the Damages Class settlement, represent over 90% of Mastercard's U.S. interchange volume.

Mastercard continues to litigate with two groups of remaining opt-out merchants. The first group includes seven opt-out merchants seeking aggregate single damages in excess of $1 billion with respect to their Mastercard purchase volume. A trial involving Circle K Stores is scheduled to commence in April 2026 and a trial involving the remaining six opt-out merchants is scheduled to commence in September 2026. The second group of opt-out merchants consists of Block and Intuit, each of whom are seeking damages for purchase volume in which they acted as a merchant, as well as the purchase volume associated with smaller merchants for whom they acted as payment facilitators. Discovery with respect to the second group is scheduled to be completed in the first quarter of 2026, and the exchange of expert reports and summary judgment briefing are expected to occur over the course of 2026.

In 2024, the parties to the Rules Relief Class litigation entered into a settlement agreement to resolve the Rules Relief Class claims, which was subsequently denied by the court. In November 2025, the parties reached a revised settlement agreement that, if approved by the court, would resolve the litigation. Briefing on preliminary approval of the settlement has been completed and the parties await the court's decision.

As of December 31, 2025 and 2024, Mastercard accrued a liability of $637 million and $559 million, respectively, for the U.S. MDL Litigation Cases. The liability as of December 31, 2025 represents Mastercard's best estimate of its probable liabilities in these matters and does not represent an estimate of a loss, if any, if the matters were litigated to a final outcome. Mastercard cannot estimate the potential liability if that were to occur.

Europe

Since 2012, a number of United Kingdom ("U.K.") merchants filed claims or threatened litigation against Mastercard seeking damages for excessive costs paid for acceptance of Mastercard credit and debit cards arising out of alleged anti-competitive conduct with respect to, among other things, Mastercard's cross-border interchange fees and its U.K. and Ireland domestic interchange fees (the "U.K. Merchant claimants"). In addition, Mastercard has faced similar filed or threatened litigation by merchants with respect to interchange rates in other countries in Europe (the "Pan-European Merchant claimants"). Mastercard has resolved a substantial amount of these damages claims through settlement or judgment. Following these settlements, approximately £0.3 billion (approximately $0.4 billion as of December 31, 2025) of unresolved damages claims remain. Mastercard continues to litigate with the remaining U.K. and Pan-European Merchant claimants and it has submitted statements of defense disputing liability and damages claims. A number of those matters are now progressing with motion practice and discovery. Hearings involving both liability and damages issues involving multiple merchant cases have been completed. In June 2025, the trial court in the U.K. merchant action decided against Mastercard on certain liability issues. This decision, which Mastercard is seeking to appeal, does not determine the outcome of these claims. The court must still determine additional liability and damages issues, some of which have yet to be tried.

Additional United Kingdom matters. Mastercard and Visa were served with a proposed collective action complaint in the U.K. on behalf of merchants seeking damages for commercial card transactions in both the U.K. and the European Union. In 2023, the plaintiffs filed a revised collective action application claiming damages against Mastercard in excess of £1 billion (approximately $1.3 billion as of December 31, 2025). In June 2024, the court granted the plaintiffs' collective action application. Mastercard's request for permission to appeal this ruling was denied. Liability and damages issues in this claim are now being tried in the same court proceedings as the U.K. and Pan-European merchant cases.

In 2016, a proposed collective action was filed in the U.K. on behalf of U.K. consumers seeking damages for intra-European Economic Area ("EEA") and domestic U.K. interchange fees that were allegedly passed on to consumers by merchants between 1992 and 2008. The complaint, which sought to leverage the European Commission's 2007 decision on intra-EEA interchange fees, claimed damages in an amount that exceeded £10 billion (approximately $13 billion as of December 31, 2025). In 2021, the trial court issued a decision in which it granted class certification to the plaintiffs but narrowed the scope of the class. Since January 2023, the trial court has held hearings on various issues, including whether any causal connection existed between the levels of Mastercard's intra-EEA interchange fees and U.K. domestic interchange fees and regarding Mastercard's request to narrow the number of years of damages sought by the plaintiffs on statute of limitations grounds. In February 2024, the trial court ruled in Mastercard's favor, finding no causal connection between the levels of Mastercard's intra-EEA interchange fees and U.K. domestic interchange fees. In June 2024, the trial court ruled in Mastercard's favor with respect to its request to dismiss five years of the plaintiffs' damages claims on statute of limitations grounds. The plaintiffs' request for permission to appeal this ruling was granted. In December 2024, the parties entered into a settlement agreement to resolve this matter and in May 2025, the trial court issued their written approval of the settlement. Following the trial court's written approval, Mastercard paid the previously agreed upon settlement amount of £200 million ($263 million as of the date of payment), which was originally accrued in December 2024. The litigation funder for this claim is seeking permission to appeal (by way of judicial review) the trial court's allocation of the settlement amount, including the allocation between the class and the funder. The funder is not seeking permission to appeal the trial court's approval of the settlement itself.

Portugal. Mastercard has been named as a defendant in a proposed consumer collective action filed in Portugal on behalf of Portuguese consumers. The complaint, which seeks to leverage the 2019 resolution of the European Commission's investigation of Mastercard's central acquiring rules and interregional interchange fees, claims damages of approximately €0.4 billion (approximately $0.5 billion as of December 31, 2025) for interchange fees that were allegedly passed on to consumers by Portuguese merchants for a period of approximately 20 years. Mastercard has submitted a statement of defense that disputes both liability and damages.

Netherlands. In July 2025, Mastercard and Visa were served with a proposed collective action in the Netherlands on behalf of Dutch merchants. The complaint, which relates to interregional interchange fees covering the period from 1992 and ongoing, seeks declaratory relief and damages estimated in excess of €0.3 billion (approximately $0.4 billion as of December 31, 2025).

Australia

In 2022, the Australian Competition & Consumer Commission ("ACCC") filed a complaint targeting certain agreements entered into by Mastercard and certain Australian merchants related to Mastercard's debit program. The ACCC alleges that by entering into such agreements, Mastercard engaged in conduct with the purpose of substantially lessening competition in the supply of debit card acceptance services. The ACCC seeks both declaratory relief and monetary fines and costs. A hearing on liability issues is scheduled for April 2026.

ATM Non-Discrimination Rule Surcharge Complaints

In 2011, a trade association of independent ATM operators and 13 independent ATM operators filed a complaint styled as a class action lawsuit in the U.S. District Court for the District of Columbia against both Mastercard and Visa (the "ATM Operators Class Complaint"). Plaintiffs seek to represent a class of non-bank operators of ATM terminals that operate in the United States with the discretion to determine the price of the ATM access fee for the terminals they operate. Plaintiffs allege that Mastercard and Visa have violated Section 1 of the Sherman Act by imposing rules that require ATM operators to charge non-discriminatory ATM surcharges for transactions processed over Mastercard's and Visa's respective networks that are not greater than the surcharge for transactions over other networks accepted at the same ATM. Plaintiffs seek both injunctive and monetary relief equal to treble the damages they claim to have sustained as a result of the alleged violations and their costs of suit, including attorneys' fees.

Subsequently, multiple related complaints were filed in the U.S. District Court for the District of Columbia alleging both federal antitrust and multiple state unfair competition, consumer protection and common law claims against Mastercard and Visa on behalf of different putative classes of users of ATM services. The claims in these actions largely mirrored the allegations made in the ATM Operators Class Complaint, although these complaints sought damages on behalf of consumers of ATM services who paid allegedly inflated ATM fees at both bank ("Bank ATM Consumer Class Complaint") and non-bank ("Non-bank ATM Consumer Class Complaint") ATM operators as a result of the defendants' ATM rules. Plaintiffs sought both injunctive and monetary relief equal to treble the damages they claimed to have sustained as a result of the alleged violations and their costs of suit, including attorneys' fees.

In 2023, the D.C. Circuit Court affirmed the district court's previous order granting class certification to the plaintiffs in all three class complaints.

In 2024, Mastercard executed a settlement agreement with the class lawyers representing the plaintiffs in the Bank ATM Consumer Class Complaint, subject to court approval, and recorded an accrual of $93 million in connection with this matter. In June 2025, the court issued a decision approving the settlement.

In August 2025, Mastercard executed a settlement agreement with the class lawyers representing the plaintiffs in the Non-bank ATM Consumer Class Complaint, subject to court approval. During the second quarter of 2025, Mastercard recorded an accrual of $79 million in connection with this matter.

The litigation with respect to the ATM Operators Class Complaint is ongoing. The plaintiffs in this class complaint allege over $1 billion in single damages against all of the defendants.

U.S. Liability Shift Litigation

In 2016, a proposed U.S. merchant class action complaint was filed in federal court in California alleging that Mastercard, Visa, American Express and Discover (the "Network Defendants"), EMVCo, and a number of issuing banks (the "Bank Defendants") engaged in a conspiracy to shift fraud liability for card present transactions from issuing banks to merchants not yet in compliance with the standards for EMV chip cards in the United States (the "EMV Liability Shift"), in violation of the Sherman Act and California law. Plaintiffs alleged damages equal to the value of all chargebacks for which class members became liable as a result of the EMV Liability Shift on October 1, 2015. The plaintiffs sought treble damages, attorney's fees and costs and an injunction against future violations of governing law. The district court denied the Network Defendants' motion to dismiss the complaint, but granted such a motion for EMVCo and the Bank Defendants. In 2017, the district court transferred the case to New York so that discovery could be coordinated with the U.S. MDL Litigation Cases described above. In 2020, the district court issued an order granting the plaintiffs' request for class certification. The plaintiffs submitted expert reports that allege aggregate single damages in excess of $1 billion against the four Network Defendants. The Network Defendants submitted expert reports rebutting both liability and damages. In September 2024, the district court denied the Network Defendants' motion for summary judgment. In September 2025, Mastercard executed a settlement agreement with the class lawyers to resolve the matter, subject to court approval. During the third quarter of 2025, Mastercard recorded an accrual of $80 million in connection with this matter.

Telephone Consumer Protection Class Action

Mastercard is a defendant in a Telephone Consumer Protection Act ("TCPA") class action pending in Florida. The plaintiffs are individuals and businesses who allege that approximately 381,000 unsolicited faxes were sent to them advertising a Mastercard co-brand card issued by First Arkansas Bank ("FAB"). The TCPA provides for uncapped statutory damages of $500 per fax. Mastercard has asserted various defenses to the claims, and has notified FAB of an indemnity claim that it has (which FAB has disputed). In 2019, the Federal Communications Commission ("FCC") issued a declaratory ruling clarifying that the TCPA does not apply to faxes sent to online fax services that are received online via email. In 2021, the trial court granted plaintiffs' request for class certification, but narrowed the scope of the class to stand alone fax recipients only. Mastercard's request to appeal that decision was denied. Briefing on plaintiffs' motion to amend the class definition and Mastercard's cross-motion to decertify the stand alone fax recipient class was completed in April 2023 and the parties await the court's decision.

U.S. Department of Justice Investigation

In 2023, Mastercard received a Civil Investigative Demand ("CID") from the U.S. Department of Justice Antitrust Division ("DOJ") seeking documents and information regarding a potential violation of Sections 1 or 2 of the Sherman Act. The CID focuses on Mastercard's U.S. debit program and competition with other payment networks and technologies. Mastercard is cooperating with the DOJ in connection with the CID.

European Commission Investigation

In 2024, Mastercard received a formal request for information from the European Commission seeking documents and information in connection with an investigation into alleged anti-competitive behavior of certain card scheme services in the European Union/ EEA. The request focuses on Mastercard's practices regarding network fees related to acquirers. Mastercard is cooperating with the European Commission in connection with the request.

Note 20. Settlement and Other Risk Management

Mastercard's rules guarantee the settlement of many of the payment network transactions between its customers ("settlement risk"). Settlement exposure is the settlement risk to customers under Mastercard's rules due to the difference in timing between the payment transaction date and subsequent settlement. For those transactions the Company guarantees, the guarantee will cover the full amount of the settlement obligation to the extent the settlement obligation is not otherwise satisfied. The duration of the settlement exposure is short-term and generally limited to a few days.

Gross settlement exposure is estimated using the average daily payment volume for the three months prior to period end multiplied by the estimated number of days of exposure. The Company has global risk management policies, procedures and standards that provide a framework for managing the Company's settlement risk and exposure. In the event of failed settlement by a customer, Mastercard may pursue one or more remedies available under the Company's rules to recover potential losses. Historically, the Company has experienced a low level of losses from customer settlement failures.

As part of its policies, Mastercard requires certain customers that do not meet the Company's risk standards to enter into risk mitigation arrangements, including cash collateral and/or forms of credit enhancement such as letters of credit and guarantees. This requirement is based on a review of the individual risk circumstances for each customer. Mastercard monitors its credit risk portfolio and the adequacy of its risk mitigation arrangements on a regular basis. Additionally, the Company periodically reviews its risk management methodology and standards. The amounts of estimated settlement exposure are revised as necessary.

The Company's estimated settlement exposure was as follows at December 31:

	2025	2024
	(in millions)	
Gross settlement exposure	$ 89,599	$ 78,385
Risk mitigation arrangements applied to settlement exposure	(16,722)	(13,466)
Net settlement exposure	$ 72,877	$ 64,919

Mastercard also provides guarantees to customers and certain other counterparties indemnifying them from losses stemming from failures of third parties to perform duties. This includes guarantees of Mastercard-branded travelers cheques issued, but not yet cashed. In addition, the Company enters into agreements in the ordinary course of business under which the Company agrees to indemnify third parties against damages, losses and expenses incurred in connection with legal and other proceedings arising from relationships or transactions with the Company. Certain indemnifications do not provide a stated maximum exposure. As the extent of the Company's obligations under these agreements depends entirely upon the occurrence of future events, the Company's potential future liability under these agreements is not determinable. Historically, payments made by the Company under these types of contractual arrangements have not been material.

Note 21. Derivative and Hedging Instruments

The Company monitors and manages its foreign currency and interest rate exposures as part of its overall risk management program which focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results. A primary objective of the Company's risk management strategies is to reduce the financial impact that may arise from volatility in foreign currency exchange rates. The Company uses both foreign exchange derivative contracts (when the hedge costs are economically justified) and foreign currency denominated debt to manage its currency exposure. In addition, the Company may enter into interest rate derivative contracts to manage the effects of interest rate movements on the Company's aggregate liability portfolio, including potential future debt issuances. The Company does not enter into derivatives for speculative purposes.

The Company's derivative financial instruments are subject to both market and counterparty credit risk. Market risk is the potential for economic losses to be incurred on market risk sensitive instruments arising from adverse changes in market factors such as foreign currency exchange rates, interest rates and other related variables. Counterparty credit risk is the risk of loss due to failure of the counterparty to perform its obligations in accordance with contractual terms. To mitigate counterparty credit risk, the Company enters into derivative contracts with a diversified group of selected financial institutions based upon their credit ratings and other factors. Generally, the Company does not obtain collateral related to derivatives because of the high credit ratings of the counterparties. The Company's derivative contracts are subject to enforceable master netting arrangements, which contain various netting and setoff provisions. However, the Company has elected to present derivative assets and liabilities on a gross basis on the consolidated balance sheets.

The following table summarizes the fair value of the Company's derivative financial instruments and the related notional amounts at December 31:

	2025			2024		
	Notional	Derivative assets	Derivative liabilities	Notional	Derivative assets	Derivative liabilities
	(in millions)					
Derivatives designated as hedging instruments						
Foreign exchange contracts in a cash flow hedge [1]	$ 5,050	$ 16	$ 142	$ 3,951	$ 135	$ 6
Interest rate contracts in a fair value hedge [2]	1,000	—	27	1,000	—	63
Foreign exchange contracts in a net investment hedge [1]	—	—	—	2,511	54	—
Derivatives not designated as hedging instruments						
Foreign exchange contracts [1]	4,866	19	18	2,741	17	30
Total	$ 10,916	$ 35	$ 187	$ 10,203	$ 206	$ 99

[1] Foreign exchange derivative assets and liabilities are included within prepaid expenses and other current assets, other assets, other current liabilities and other liabilities on the consolidated balance sheets.
[2] Interest rate derivative liabilities are included within other current liabilities and other liabilities on the consolidated balance sheets.

Cash Flow Hedges

The Company may enter into foreign exchange derivative contracts, including forwards and options, to manage the impact of foreign currency variability on anticipated revenues and expenses, which fluctuate based on currencies other than the functional currency of the entity. The objective of these hedging activities is to reduce the effect of movement in foreign exchange rates for a portion of revenues and expenses forecasted to occur. As these contracts are designated as cash flow hedging instruments, gains and losses resulting from changes in fair value of these contracts are deferred in accumulated other comprehensive income (loss) and are subsequently reclassified to the consolidated statements of operations when the underlying hedged transactions impact earnings. The terms of these contracts are generally less than 18 months.

In April 2024, the Company entered into foreign exchange derivative contracts to hedge its exposure to variability in cash flows related to foreign denominated assets. Gains and losses resulting from changes in fair value of these contracts are deferred in accumulated other comprehensive income (loss) and are subsequently reclassified to the consolidated statements of operations when the hedged transactions impact earnings. Forward points are excluded from the effectiveness assessment and are amortized to general and administrative expenses on the consolidated statements of operations over the hedge period. The maximum term of these contracts was approximately 7 years.

The pre-tax gain (loss) related to the Company's foreign exchange derivative contracts designated as cash flow hedging instruments for the years ended December 31 were as follows:

	Gain (Loss) Recognized in Other Comprehensive Income (Loss)			Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income (Loss) into Earnings	Gain (Loss) Reclassified from Accumulated Other Comprehensive Income (Loss)		
	2025	2024	2023		2025	2024	2023
	(in millions)				(in millions)		
Foreign exchange contracts [1]	$ (301)	$ 161	$ (41)	Net revenue	$ (45)	$ 8	$ (29)
				General and administrative [2]	$ (343)	$ 177	$ —

[1] Includes immaterial amounts excluded from the effectiveness assessment recognized in other comprehensive income (loss).
[2] Includes immaterial amounts excluded from the effectiveness assessment recognized in earnings.

In addition, the Company may enter into interest rate derivative contracts to manage the effects of interest rate movements on the Company's aggregate liability portfolio, including potential future debt issuances, and designate such derivatives as hedging instruments in a cash flow hedging relationship. Gains and losses resulting from changes in fair value of these contracts are deferred in accumulated other comprehensive income (loss) and are subsequently reclassified as an adjustment to interest expense over the respective terms of the hedged debt issuances. For the years ended December 31, 2025, 2024 and 2023 the Company recorded losses of $7 million, $7 million and $6 million, respectively, from accumulated other comprehensive income (loss) to interest expense.

The Company estimates that the pre-tax amount of the net deferred loss on cash flow hedges recorded in accumulated other comprehensive income (loss) at December 31, 2025 that will be reclassified into the consolidated statements of operations within the next 12 months is not material.

Fair Value Hedges

The Company may enter into interest rate derivative contracts, including interest rate swaps, to manage the effects of interest rate movements on the fair value of the Company's fixed-rate debt and designate such derivatives as hedging instruments in a fair value hedging relationship. Changes in fair value of these contracts and changes in fair value of fixed-rate debt attributable to changes in the hedged benchmark interest rate generally offset each other and are recorded in interest expense on the consolidated statements of operations. Gains and losses related to the net settlements of interest rate swaps are also recorded in interest expense on the consolidated statements of operations. The periodic cash settlements are included in operating activities on the consolidated statements of cash flows.

The Company has an interest rate swap designated as a fair value hedge related to fixed interest rate Senior Notes. In effect, the interest rate swap synthetically converts the fixed interest rate on this debt to a variable interest rate based on the SOFR Overnight Index Swap Rate. The net impact to interest expense for the years ended December 31, 2025, 2024 and 2023 was not material.

Net Investment Hedges

The Company may use foreign currency denominated debt and/or foreign exchange derivative contracts to hedge a portion of its net investment in foreign subsidiaries against adverse movements in exchange rates. The effective portion of the net investment hedge is recorded as a currency translation adjustment in accumulated other comprehensive income (loss). Forward points are excluded from the effectiveness assessment and are amortized to general and administrative expenses on the consolidated statements of operations over the hedge period. The amounts recognized in earnings related to forward points for the years ended December 31, 2025, 2024 and 2023 were not material.

The pre-tax gain (loss) recognized in other comprehensive income (loss) related to the Company's derivative financial instruments designated as net investment hedging instruments for the years ended December 31 were as follows:

	2025	2024	2023
	(in millions)		
Foreign exchange contracts	$ 12	$ 43	$ (98)

As of December 31, 2025 and 2024, the Company had €1.7 billion and €1.3 billion euro-denominated debt outstanding designated as hedges of a portion of its net investment in its European operations. In December 2024, the Company de-designated €400 million of the euro-denominated debt as net investment hedges to effectively manage changes in its net investment exposures in foreign subsidiaries. The euro-denominated debt was subsequently re-designated as a net investment hedge effective March 2025. For the years ended December 31, 2025, 2024 and 2023 the Company recorded pre-tax net foreign currency gains (losses) of $(227) million, $104 million and $(67) million, respectively, in other comprehensive income (loss).

As of December 31, 2025 and 2024, the Company had net foreign currency gains of $126 million and $295 million, after tax, respectively, in accumulated other comprehensive income (loss) associated with this hedging activity.

Non-designated Derivatives

The Company may also enter into foreign exchange derivative contracts to serve as economic hedges, such as to offset possible changes in the value of monetary assets and liabilities due to foreign exchange fluctuations, without designating these derivative contracts as hedging instruments. In addition, the Company is subject to foreign exchange risk as part of its daily settlement activities. This risk is typically limited to a few days between when a payment transaction takes place and the subsequent settlement with customers. To manage this risk, the Company may enter into short duration foreign exchange derivative contracts based upon anticipated receipts and disbursements for the respective currency position. The objective of these activities is to reduce the Company's exposure to volatility arising from gains and losses resulting from fluctuations of foreign currencies against its functional currencies. Gains and losses resulting from changes in fair value of these contracts are recorded net in general and administrative expenses on the consolidated statements of operations, along with the foreign currency gains and losses on monetary assets and liabilities.

The amount of gain recognized on the consolidated statements of operations for non-designated derivative contracts for the years ended December 31 were as follows:

	2025	2024	2023
	(in millions)		
Foreign exchange contracts			
General and administrative	$ 64	$ 32	$ 42

Note 22. Segment Reporting

Mastercard has concluded it has one reportable operating segment, "Payment Solutions." The Payment Solutions segment derives its revenues from a wide range of payments solutions provided to customers. Revenue is generated from providing customers continuous access to Mastercard's global payments network, as well as by providing value-added services and solutions, whether integrated and sold with the payment network or on a stand-alone basis. All of the segment's activities are interrelated, and each activity is dependent upon and supportive of the other. Accordingly, all significant operating decisions are based upon analysis of Mastercard at the consolidated level. The accounting policies of the Payment Solutions segment are the same as those described in Note 1 (Summary of Significant Accounting Policies).

Mastercard's Chief Executive Officer has been identified as the chief operating decision-maker ("CODM"). The CODM assesses performance for the Payment Solutions segment and decides how to allocate resources, including whether to reinvest profits into the Payment Solutions segment or into other business activities such as for acquisitions, to pay dividends or for share repurchases, based on net income as reported on the consolidated statements of operations ("Consolidated Net Income"). The CODM uses Consolidated Net Income and other measures for internal planning and forecasting purposes and in the calculation of performance-based compensation.

The following represents the selected financial information regularly reviewed by the CODM to assess performance of the Payment Solutions segment for the years ended December 31:

	2025	2024	2023
	(in millions)		
Net revenue	$ 32,791	$ 28,167	$ 25,098
Less:			
Personnel	7,251	6,673	6,022
Professional Fees	537	549	495
Data processing and telecommunications	1,272	1,119	1,008
Foreign exchange activity	113	65	83
Advertising and marketing	929	815	825
Depreciation and amortization	1,143	897	799
Provision for litigation	504	680	539
Investment Income	(325)	(327)	(274)
(Gains) losses on equity investments, net	88	29	61
Interest expense	722	646	575
Other (income) expense, net	(166)	(20)	7
Income tax expense	3,610	2,380	2,444
Other segment items [1]	2,145	1,787	1,319
Consolidated Net Income	$ 14,968	$ 12,874	$ 11,195

[1] Includes fulfillment costs, occupancy costs, travel and meeting expenses, and other overhead expenses.

Revenue by geographic market is based on the location of the Company's customer that issued the card, the location of the merchant acquirer where the card is being used or the location of the customer receiving services. Revenue generated in the U.S.

was approximately 29% of net revenue in 2025, 30% in 2024 and 30% in 2023. No individual country, other than the U.S., generated more than 10% of net revenue in those periods. Mastercard did not have any individual customer that generated greater than 10% of net revenue in 2025, 2024 or 2023.

The following table reflects the geographical location of the Company's property, equipment and right-of-use assets, net, as of December 31:

	2025	2024	2023
	(in millions)		
United States	$ 1,168	$ 1,095	$ 1,027
Other countries	1,135	1,043	1,034
Total	$ 2,303	$ 2,138	$ 2,061

Item 9. Changes in and disagreements with accountants on accounting and financial disclosure

Not applicable.

Item 9A. Controls and procedures

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure that information required to be disclosed is accumulated and communicated to management, including our President and Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding disclosure. The President and Chief Executive Officer and the Chief Financial Officer, with assistance from other members of management, have reviewed the effectiveness of our disclosure controls and procedures as of December 31, 2025 and, based on their evaluation, have concluded that the disclosure controls and procedures were effective as of such date.

Internal Control over Financial Reporting

In addition, Mastercard Incorporated's management assessed the effectiveness of Mastercard's internal control over financial reporting as of December 31, 2025. Management's report on internal control over financial reporting is included in Part II, Item 8. PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There was no change in Mastercard's internal control over financial reporting that occurred during the three months ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, Mastercard's internal control over financial reporting.

Item 9B. Other information

Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements

During the three months ended December 31, 2025, certain of our officers or directors adopted or terminated trading arrangements for the sale of shares of our common stock as follows.

			Plans			
	Action	Date	Rule 10b5-1 [1]	Non-Rule 10b5-1 [2]	Number of Securities to be Sold	Expiration
Michael Miebach, President and Chief Executive Officer	Adoption	November 3, 2025	X	-	Up to (i) 26,400 shares of Class A common stock underlying employee stock options, (ii) 16,000 shares of Class A common stock underlying vested but not yet settled performance stock units and (iii) 6,228 shares of Class A common stock [3]	The earlier of (i) the date when all securities under the plan are exercised and sold and (ii) November 15, 2026
Ed McLaughlin, President & Chief Technology Officer, Mastercard Technology	Adoption	November 4, 2025	X	-	Up to 34,060 shares of Class A common stock underlying employee stock options	The earlier of (i) the date when all securities under the plan are exercised and sold and (ii) November 4, 2026
Ling Hai, President, Asia Pacific, Europe, Middle East & Africa	Adoption	December 10, 2025	X	-	Up to 12,952 shares of Class A common stock underlying employee stock options	The earlier of (i) the date when all securities under the plan are exercised and sold and (ii) February 26, 2027
Craig Vosburg, Chief Services Officer	Adoption	December 10, 2025	X	-	Up to 7,443 shares of Class A common stock	The earlier of (i) the date when all securities under the plan are sold and (ii) December 31, 2026

[1]   Intended to satisfy the affirmative defense conditions of Rule 105b-1(c).

[2]   Not intended to satisfy the affirmative defense conditions of Rule 10b5-1(c).

[3]   The Rule 10b5-1 trading arrangement provides for the sale of a percentage of shares to be received upon future vesting of certain outstanding equity awards, net of any shares withheld by the Company to satisfy applicable taxes. The number of shares to be withheld, and thus the exact number of shares to be sold pursuant to Mr. Miebach's Rule 10b5-1 trading arrangement, can only be determined upon the occurrence of future vesting events. For purposes of this disclosure, we have reported the maximum aggregate number of shares to be sold without subtracting any shares to be withheld upon future vesting events.

Other Information

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, we hereby incorporate by reference herein the disclosure contained in Exhibit 99.1 of this Report.

Item 9C. Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

PART III

Item 10. Directors, executive officers and corporate governance

Item 11. Executive compensation

Item 12. Security ownership of certain beneficial owners and management and related stockholder matters

Item 13. Certain relationships and related transactions, and director independence

Item 14. Principal accountant fees and services

Item 10. Directors, executive officers and corporate governance

Information regarding our executive officers is included in section "Information about our executive officers" in Part I of this Report. Additional information required by this Item will appear in our definitive proxy statement to be filed with the SEC and delivered to stockholders in connection with our 2026 annual meeting of stockholders (the "Proxy Statement"), and is incorporated by reference into this Report.

Item 11. Executive compensation

The information required by this Item will appear in the Proxy Statement and is incorporated by reference into this Report.

Item 12. Security ownership of certain beneficial owners and management and related stockholder matters

The information required by this Item will appear in the Proxy Statement and is incorporated by reference into this Report.

Item 13. Certain relationships and related transactions, and director independence

The information required by this Item will appear in the Proxy Statement and is incorporated by reference into this Report.

Item 14. Principal accountant fees and services

The information required by this Item will appear in the Proxy Statement and is incorporated by reference into this Report.

PART IV

Item 15. Exhibits and financial statement schedules

Item 16. Form 10-K summary

Item 15. Exhibits and financial statement schedules

(a) The following documents are filed as part of this Report:

   1   Consolidated Financial Statements

       See Index to Consolidated Financial Statements in Part II, Item 8.

   2   Consolidated Financial Statement Schedules

       None.

   3   The following exhibits are filed as part of this Report or, where indicated, were previously filed and are hereby incorporated by reference:

       Refer to the Exhibit Index included herein.

Item 16. Form 10-K summary

None.

Exhibit index

Exhibit number	Exhibit Description
3.1	Restated Certificate of Incorporation of Mastercard Incorporated (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed June 26, 2025 (File No. 001-32877)).
3.2	Amended and Restated By-Laws of Mastercard Incorporated (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed June 26, 2025 (File No. 001-32877)).
4.1	Indenture, dated as of March 31, 2014, between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 31, 2014 (File No. 001-32877)).
4.2	Officer's Certificate of the Company, dated as of December 1, 2015 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 1, 2015 (File No. 001-32877)).
4.3	Form of Global Note representing the Company's 2.100% Notes due 2027 (included in Officer's Certificate of the Company, dated as of December 1, 2015) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 1, 2015 (File No. 001-32877)).
4.4	Form of Global Note representing the Company's 2.500% Notes due 2030 (included in Officer's Certificate of the Company, dated as of December 1, 2015) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 1, 2015 (File No. 001-32877)).
4.5	Officer's Certificate of the Company, dated as of November 21, 2016 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 21, 2016 (File No. 001-32877)).
4.6	Form of Global Note representing the Company's 2.950% Notes due 2026 (included in Officer's Certificate of the Company, dated as of November 21, 2016) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 21, 2016 (File No. 001-32877)).
4.7	Form of Global Note representing the Company's 3.800% Notes due 2046 (included in Officer's Certificate of the Company, dated as of November 21, 2016) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 21, 2016 (File No. 001-32877)).
4.8	Officer's Certificate of the Company, dated as of February 26, 2018 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on February 26, 2018 (File No. 001-32877)).
4.9	Form of Global Note representing the Company's 3.5% Notes due 2028 (included in Officer's Certificate of the Company, dated as of February 26, 2018) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on February 26, 2018 (File No. 001-32877)).
4.10	Form of Global Note representing the Company's 3.95% Notes due 2048 (included in Officer's Certificate of the Company, dated as of February 26, 2018) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on February 26, 2018 (File No. 001-32877)).
4.11	Officer's Certificate of the Company, dated as of May 31, 2019 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 31, 2019 (File No. 001-32877)).
4.12	Form of Global Note representing the Company's 2.950% Notes due 2029 (included in Officer's Certificate of the Company, dated as of May 31, 2019) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 31, 2019 (File No. 001-32877)).
4.13	Form of Global Note representing the Company's 3.650% Notes due 2049 (included in Officer's Certificate of the Company, dated as of May 31, 2019) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 31, 2019 (File No. 001-32877)).
4.14	Officer's Certificate of the Company, dated as of March 26, 2020 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 26, 2020 (File No. 001-32877)).
4.15	Form of Global Note representing the Company's 3.300% Notes due 2027 (included in Officer's Certificate of the Company, dated as of March 26, 2020) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 26, 2020 (File No. 001-32877)).
4.16	Form of Global Note representing the Company's 3.350% Notes due 2030 (included in Officer's Certificate of the Company, dated as of March 26, 2020) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 26, 2020 (File No. 001-32877)).

4.17	Form of Global Note representing the Company's 3.850% Notes due 2050 (included in Officer's Certificate of the Company, dated as of March 26, 2020) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 26, 2020 (File No. 001-32877)).
4.18	Officer's Certificate of the Company, dated as of March 4, 2021 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 4, 2021 (File No. 001-32877)).
4.19	Form of Global Note representing the Company's 1.900% Notes due 2031 (included in Officer's Certificate of the Company, dated as of March 4, 2021) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 4, 2021 (File No. 001-32877)).
4.20	Form of Global Note representing the Company's 2.950% Notes due 2051 (included in Officer's Certificate of the Company, dated as of March 4, 2021) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 4, 2021 (File No. 001-32877)).
4.21	Officer's Certificate of the Company, dated as of November 18, 2021 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 18, 2021 (File No. 001-32877)).
4.22	Form of Global Note representing the Company's 2.000% Notes due 2031 (included in Officer's Certificate of the Company, dated as of November 18, 2021) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on November 18, 2021 (File No. 001-32877)).
4.23	Officer's Certificate of the Company, dated as of February 22, 2022 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on February 22, 2022 (File No. 001-32877)).
4.24	Form of Global Note representing the Company's 1.000% Notes due 2029 (included in Officer's Certificate of the Company, dated as of February 22, 2022) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on February 22, 2022 (File No. 001-32877)).
4.25	Officer's Certificate of the Company, dated as of March 9, 2023 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 9, 2023 (File No. 001-32877)).
4.26	Form of Global Note representing the Company's 4.875% Notes due 2028 (included in Officer's Certificate of the Company, dated as of March 9, 2023) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 9, 2023 (File No. 001-32877)).
4.27	Form of Global Note representing the Company's 4.850% Notes due 2033 (included in Officer's Certificate of the Company, dated as of March 9, 2023) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 9, 2023 (File No. 001-32877)).
4.28	Officer's Certificate of the Company, dated as of May 9, 2024 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 9, 2024 (File No. 001-32877)).
4.29	Form of Global Note representing the Company's 4.875% Notes due 2034 (included in Officer's Certificate of the Company, dated as of May 9, 2024) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 9, 2024 (File No. 001-32877)).
4.30	Officer's Certificate of the Company, dated as of September 5, 2024 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on September 5, 2024 (File No. 001-32877)).
4.31	Form of Global Note representing the Company's 4.100% Notes due 2028 (included in Officer's Certificate of the Company, dated as of September 5, 2024) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on September 5, 2024 (File No. 001-32877)).
4.32	Form of Global Note representing the Company's 4.350% Notes due 2032 (included in Officer's Certificate of the Company, dated as of September 5, 2024) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on September 5, 2024 (File No. 001-32877)).
4.33	Form of Global Note representing the Company's 4.550% Notes due 2035 (included in Officer's Certificate of the Company, dated as of September 5, 2024) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on September 5, 2024 (File No. 001-32877)).
4.34	Officer's Certificate of the Company, dated as of February 27, 2025 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on February 27, 2025 (File No. 001-32877)).
4.35	Form of Global Note representing the Company's Floating Rate Notes due 2028 (included in Officer's Certificate of the Company, dated as of February 27, 2025) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on February 27, 2025 (File No. 001-32877)).
4.36	Form of Global Note representing the Company's 4.550% Notes due 2028 (included in Officer's Certificate of the Company, dated as of February 27, 2025) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on February 27, 2025 (File No. 001-32877)).

4.37	Form of Global Note representing the Company's 4.950% Notes due 2032 (included in Officer's Certificate of the Company, dated as of February 27, 2025) (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on February 27, 2025 (File No. 001-32877)).
4.38*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.
10.1*	$8,000,000,000 Amended and Restated Credit Agreement, dated as of November 7, 2025, among Mastercard Incorporated, the several lenders and agents from time to time party thereto, Citibank, N.A., as managing administrative agent and JPMorgan Chase Bank, N.A. as administrative agent.
10.2+	Mastercard International Senior Executive Annual Incentive Compensation Plan, as amended and restated effective June 12, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed July 27, 2023 (File No. 001-32877)).
10.3+	Mastercard International Incorporated Restoration Program, as amended and restated January 1, 2007 unless otherwise provided (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K filed February 19, 2009 (File No. 001-32877)).
10.4+	Mastercard Incorporated Deferral Plan, as amended and restated effective June 15, 2017 for account balances established after December 31, 2004 (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K filed on February 12, 2025 (File No. 001-32877)).
10.5+	Mastercard Incorporated 2006 Long Term Incentive Plan, amended and restated effective June 22, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed July 29, 2021 (File No. 001-32877)).
10.6+	Form of Restricted Stock Unit Agreement for awards under 2006 Long Term Incentive Plan (effective for awards granted on and subsequent to March 1, 2025) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed May 1, 2025 (File No. 001-32877)).
10.7+	Form of Stock Option Agreement for awards under 2006 Long Term Incentive Plan (effective for awards granted on and subsequent to March 1, 2025) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed May 1, 2025 (File No. 001-32877)).
10.8+	Form of Performance Stock Unit Agreement for awards under 2006 Long Term Incentive Plan (effective for awards granted on and subsequent to March 1, 2025) (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed May 1, 2025 (File No. 001-32877)).
10.9+	Form of Mastercard Incorporated Long Term Incentive Plan Non-Competition and Non-Solicitation Agreement for named executive officers (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed February 16, 2012 (File No. 001-32877)).
10.10+	Amended and Restated Mastercard International Incorporated Executive Severance Plan, amended and restated as of October 17, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed October 26, 2023 (File No. 001-32877)).
10.11+	Amended and Restated Mastercard International Incorporated Change in Control Severance Plan, amended and restated as of October 17, 2023 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed October 26, 2023 (File No. 001-32877)).
10.12+	Mastercard Incorporated Employee Stock Purchase Plan, effective as of June 27, 2023 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed July 27, 2023 (File No. 001-32877)).
10.13	2006 Non-Employee Director Equity Compensation Plan, amended and restated effective as of June 22, 2021 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed July 29, 2021 (File No. 001-32877)).
10.14	Form of Deferred Stock Unit Agreement for awards under 2006 Non-Employee Director Equity Compensation Plan, (effective for awards granted on and subsequent to June 18, 2024) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed July 31, 2024 (File No. 001-32877)).
10.15	Form of Restricted Stock Agreement for awards under 2006 Non-Employee Director Equity Compensation Plan (effective for awards granted on and subsequent to June 18, 2024) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed July 31, 2024 (File No. 001-32877)).
10.16	Form of Indemnification Agreement between Mastercard Incorporated and certain of its directors (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed May 2, 2006 (File No. 000-50250)).
10.17	Form of Indemnification Agreement between Mastercard Incorporated and certain of its director nominees (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed May 2, 2006 (File No. 000-50250)).

10.18	Deed of Gift between Mastercard Incorporated and Mastercard Foundation (incorporated by reference to Exhibit 10.28 to Pre-Effective Amendment No. 5 to the Company's Registration Statement on Form S-1 filed May 3, 2006 (File No. 333-128337)).
10.19	Settlement Agreement, dated as of June 4, 2003, between Mastercard International Incorporated and Plaintiffs in the class action litigation entitled In Re Visa Check/MasterMoney Antitrust Litigation (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed August 8, 2003 (File No. 000-50250)).
10.20	Stipulation and Agreement of Settlement, dated July 20, 2006, between Mastercard Incorporated, the several defendants and the plaintiffs in the consolidated federal class action lawsuit titled In re Foreign Currency Conversion Fee Antitrust Litigation (MDL 1409), and the California state court action titled Schwartz v. Visa Int'l Corp., et al. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed November 1, 2006 (File No. 001-32877)).
10.21	Omnibus Agreement Regarding Interchange Litigation Judgment Sharing and Settlement Sharing, dated as of February 7, 2011, by and among Mastercard Incorporated, Mastercard International Incorporated, Visa Inc., Visa U.S.A. Inc., Visa International Service Association and Mastercard's customer banks that are parties thereto (incorporated by reference to Exhibit 10.33 to Amendment No.1 to the Company's Annual Report on Form 10-K/A filed on November 23, 2011).
10.21.1	Amendment to Omnibus Agreement Regarding Interchange Litigation Judgment Sharing and Settlement Sharing, dated as of August 25, 2014, by and among Mastercard Incorporated, Mastercard International Incorporated, Visa Inc., Visa U.S.A Inc., Visa International Service Association and Mastercard's customer banks that are parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed October 30, 2014 (File No. 001-32877)).
10.21.2	Second Amendment to Omnibus Agreement Regarding Interchange Litigation Judgment Sharing and Settlement Sharing, dated as of October 22, 2015, by and among Mastercard Incorporated, Mastercard International Incorporated, Visa Inc., Visa U.S.A Inc., Visa International Service Association and Mastercard's customer banks that are parties thereto (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed October 29, 2015 (File No. 001-32877)).
10.22**	Mastercard Settlement and Judgment Sharing Agreement, dated as of February 7, 2011, by and among Mastercard Incorporated, Mastercard International Incorporated and Mastercard's customer banks that are parties thereto (incorporated by reference to Exhibit 10.34 to Amendment No.1 to the Company's Annual Report on Form 10-K/A filed on November 23, 2011).
10.22.1	Amendment to Mastercard Settlement and Judgment Sharing Agreement, dated as of August 26, 2014, by and among Mastercard Incorporated, Mastercard International Incorporated and Mastercard's customer banks that are parties thereto (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed October 30, 2014 (File No. 001-32877)).
10.22.2	Second Amendment to Mastercard Settlement and Judgment Sharing Agreement, dated as of October 22, 2015, by and among Mastercard Incorporated, Mastercard International Incorporated and Mastercard's customer banks that are parties thereto (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed October 29, 2015 (File No. 001-32877)).
10.23	Superseding and Amended Class Settlement Agreement, dated September 17, 2018, by and among Mastercard Incorporated and Mastercard International Incorporated; Visa, Inc., Visa U.S.A. Inc. and Visa International Service Association; the Class Plaintiffs defined therein; and the Customer Banks defined therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 18, 2018 (File No. 001-32877)).
19.1*	Insider Trading Policy (effective January 23, 2026).
21*	List of Subsidiaries of Mastercard Incorporated.
23.1*	Consent of PricewaterhouseCoopers LLP.
31.1*	Certification of Michael Miebach, President and Chief Executive Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Sachin Mehra, Chief Financial Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Michael Miebach, President and Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Sachin Mehra, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1	Mastercard Incorporated Executive Officer Incentive Compensation Recovery Policy, effective October 2, 2023 (incorporated by reference to Exhibit 97.1 of the Company's Annual Report on Form 10-K filed February 13, 2024 (File No. 001-32877)).
99.1*	Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

+ Management contracts or compensatory plans or arrangements.

* Filed or furnished herewith.

** Exhibit omits certain information that has been filed separately with the U.S. Securities and Exchange Commission and has been granted confidential treatment.

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and should not be relied upon for that purpose. In particular, any representations and warranties made by the Company in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

<table>
<tr><td></td><td></td><td>MASTERCARD INCORPORATED</td></tr>
<tr><td></td><td></td><td>(Registrant)</td></tr>
<tr><td>Date: February 11, 2026</td><td>By:</td><td>/s/ MICHAEL MIEBACH</td></tr>
<tr><td></td><td></td><td>Michael Miebach
President and Chief Executive Officer
(Principal Executive Officer)</td></tr>
</table>

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

<table>
<tr><td>Date: February 11, 2026</td><td>By:</td><td>/s/ MICHAEL MIEBACH</td></tr>
<tr><td></td><td></td><td>Michael Miebach
President and Chief Executive Officer; Director
(Principal Executive Officer)</td></tr>
<tr><td>Date: February 11, 2026</td><td>By:</td><td>/s/ SACHIN MEHRA</td></tr>
<tr><td></td><td></td><td>Sachin Mehra
Chief Financial Officer
(Principal Financial Officer)</td></tr>
<tr><td>Date: February 11, 2026</td><td>By:</td><td>/s/ SANDRA ARKELL</td></tr>
<tr><td></td><td></td><td>Sandra Arkell
Corporate Controller
(Principal Accounting Officer)</td></tr>
<tr><td>Date: February 11, 2026</td><td>By:</td><td>/s/ CANDIDO BRACHER</td></tr>
<tr><td></td><td></td><td>Candido Bracher
Director</td></tr>
<tr><td>Date: February 11, 2026</td><td>By:</td><td>/s/ RICHARD K. DAVIS</td></tr>
<tr><td></td><td></td><td>Richard K. Davis
Director</td></tr>
</table>

Date:	February 11, 2026	By:	/s/ JULIUS GENACHOWSKI
			Julius Genachowski
			Director

Date:	February 11, 2026	By:	/s/ CHOON PHONG GOH
			Choon Phong Goh
			Director

Date:	February 11, 2026	By:	/s/ MERIT E. JANOW
			Merit E. Janow
			Chairman of the Board; Director

Date:	February 11, 2026	By:	/s/ OKI MATSUMOTO
			Oki Matsumoto
			Director

Date:	February 11, 2026	By:	/s/ YOUNGME MOON
			Youngme Moon
			Director

Date:	February 11, 2026	By:	/s/ RIMA QURESHI
			Rima Qureshi
			Director

Date:	February 11, 2026	By:	/s/ GABRIELLE SULZBERGER
			Gabrielle Sulzberger
			Director

Date:	February 11, 2026	By:	/s/ HARIT TALWAR
			Harit Talwar
			Director

Date:	February 11, 2026	By:	/s/ LANCE UGGLA
			Lance Uggla
			Director